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Exhibit 99.2

NOTICE OF SPECIAL MEETING
NOTICE OF PETITION
INFORMATION CIRCULAR

December 8, 2006

i

December 8, 2006

Dear Shareholders:

        We are pleased to invite you to attend a special meeting (the "Meeting") of the shareholders of Paramount Resources Ltd. to be held in the Chambers Room, First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta, on January 11, 2007, at 9:00 a.m. (Calgary time).

        At the Meeting, you will be asked to approve a proposed reorganization (the "Spinout") intended to create a new public company, to be known as MGM Energy Corp. ("Newco"), initially owned by Paramount and its shareholders that would own oil and gas interests in the Mackenzie Delta and Mackenzie Valley areas in northern Canada (the "Spinout Assets") currently held by Paramount, with shareholders being given the opportunity to participate in the initial financing of Newco. The Spinout is subject to approval by Paramount's shareholders and the Court of Queen's Bench of Alberta.

        The Spinout will result in Paramount shareholders owning, for every 25 Paramount common shares held, one Newco common share and five warrant units, each consisting of a Newco short term warrant and a Newco longer term warrant. Longer term warrants will not be exercisable, and will not be separable from the corresponding short term warrants included in the warrant units, unless the corresponding short term warrants are exercised. Each Newco short term warrant will entitle the holder thereof (other than most U.S. persons and persons in the U.S.) to acquire, at the holder's option: (i) one Newco common share at a price of $5.00; or (ii) one Newco "flow-through" common share at a price of $6.25. The Newco short term warrants will be exercisable until February 16, 2007. Each Newco longer term warrant which becomes exercisable will entitle the holder thereof (other than most U.S. persons and persons in the U.S.) to acquire, at the holder's option: (i) one Newco common share at a price of $6.00; or (ii) one Newco "flow-through" common share at a price of $7.50. The Newco longer term warrants will expire on September 30, 2007.

        The Newco "flow-through" common shares will entitle the initial purchasers thereof to receive a renunciation from Newco of Canadian exploration expenses effective in 2007 equal to the aggregate purchase price of such Newco "flow-through" common shares. There are certain requirements that will need to be followed in order for holders of Newco warrants to purchase Newco "flow-through" common shares, which are described in detail in the accompanying Information Circular.

        Paramount believes that the Spinout creates the appropriate structure to fund the exploration activities for the Spinout Assets and will enhance value for Paramount's shareholders in the long term.

        The board of directors has unanimously concluded that the Spinout is in the best interests of Paramount and its shareholders and recommends that shareholders vote in favour of the Spinout. Paramount's directors and officers, who collectively own or control approximately 54% of Paramount's outstanding common shares, have indicated their intention to vote in favour of the Spinout.

        The Information Circular contains a detailed description of the Spinout, as well as detailed information regarding Newco. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the form of proxy which is enclosed in order to ensure your representation at the Meeting.

        We request your support of the Spinout and look forward to seeing you at the Meeting.

                        Yours very truly,

                        Clayton H. Riddell
                        Chairman and Chief Executive Officer
                        Paramount Resources Ltd.

PARAMOUNT RESOURCES LTD.

NOTICE OF SPECIAL MEETING

to be held January 11, 2007

        NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta (the "Court") dated December 8, 2006, a special meeting (the "Meeting") of the holders ("Shareholders") of Class A Common Shares ("Common Shares") of Paramount Resources Ltd. ("Paramount") will be held in the Chambers Room, First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta, on January 11, 2007, at 9:00 a.m. (Calgary time) for the following purposes:

  (a)
  to consider pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution to approve an arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta);

  (b)
  to consider and, if deemed advisable, to pass ordinary resolutions to ratify and approve a stock option plan, and the options to be granted thereunder, for MGM Energy Corporation (a new corporation that will, if the Arrangement is completed, own interests primarily in the Mackenzie Delta and Mackenzie Valley areas in northern Canada currently owned by Paramount and initially be owned by Paramount and its shareholders); and

  (c)
  to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

        The full text of the special resolution in respect of the Arrangement is set out in Appendix A to the accompanying information circular.

        The record date for determination of Shareholders entitled to receive notice of and to vote at the Meeting is December 4, 2006. Only Shareholders whose names have been entered in the register of the Shareholders on the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Common Shares transfers the ownership of any of his Common Shares after such date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

        Registered Shareholders have the right to dissent with respect to the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their Common Shares in accordance with the provisions of section 191 of the Business Corporations Act (Alberta) and the Interim Order. A Shareholder's right to dissent is more particularly described in the accompanying information circular. Failure to strictly comply with the requirements set forth in section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent.

        A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, completed proxy forms must be received by Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y2, Attention: Proxy Department, by 5:00 p.m. (Toronto time) on January 9, 2007 or, if the Meeting is adjourned, by 5:00 p.m. (Toronto time) on the second business day prior to the date of the adjourned Meeting, or any further adjournment thereof.

        DATED this 8th day of December, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF PARAMOUNT RESOURCES LTD.

Clayton H. Riddell Chairman and Chief Executive Officer Paramount Resources Ltd.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

        IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9

        AND IN THE MATTER OF A PROPOSED ARRANGEMENT IN RESPECT OF PARAMOUNT RESOURCES LTD., ITS SHAREHOLDERS AND MGM ENERGY CORPORATION

NOTICE OF PETITION

        NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Paramount Resources Ltd. ("Paramount") and MGM Energy Corporation ("Newco") with respect to a proposed arrangement (the "Arrangement") under section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Paramount, holders ("Shareholders") of its Class A Common Shares and Newco, which Arrangement is described in greater detail in the information circular of Paramount dated December 8, 2006 accompanying this Notice of Petition.

        At the hearing of the Petition, Paramount and Newco intend to seek the following:

  (a)
  an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA; and

  (b)
  such other and further orders, declarations and directions as the Court may deem just.

        The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, with respect to the securities to be issued in connection with the Arrangement.

        AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before the Honourable Justice Kent in chambers at the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on January 11, 2007 at 1:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Shareholder or any other interested party desiring to support or oppose the Petition may appear at the time of hearing in person or by counsel for that purpose. Any Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Paramount on or before 5:00 p.m. (Calgary time) on January 9, 2007, a notice of his or her intention to appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court. Service on Paramount is to be effected by delivery to the solicitors for Paramount at the address below. If any Shareholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

        AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Paramount and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

        AND NOTICE IS FURTHER GIVEN that the Court, by Order dated December 8, 2006, has given directions as to the calling of a meeting of Paramount's Shareholders for the purpose of such holders voting upon a resolution to approve the Arrangement and has directed that for registered holders of common shares of Paramount the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Order, shall be applicable.

        AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the undermentioned solicitors for Paramount upon written request delivered to such solicitors as follows:

  Macleod Dixon LLP
  Barristers & Solicitors
  3700 Canterra Tower
  400 Third Avenue S.W.
  Calgary, Alberta T2P 4H2

  Attention: Steven H. Leitl

DATED this 8th day of December, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF PARAMOUNT RESOURCES LTD.

James H. T. Riddell President and Chief Operating Officer Paramount Resources Ltd.

INFORMATION CIRCULAR

December 8, 2006

INFORMATION CIRCULAR

Introduction

        This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Paramount for use at the Meeting and any adjournments thereof. No person has been authorized to give any information or make any representation in connection with the Spinout or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

        All summaries of, and references to, the Spinout and the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular. You are urged to carefully read the full text of the Plan of Arrangement.

        All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms and Abbreviations". Information contained in this Information Circular is given as of December 8, 2006 unless otherwise specifically stated.

        All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada, except where otherwise stated.

Currency and Exchange Rates

        All dollar references in this Information Circular are in Canadian dollars, unless otherwise indicated. On December 8, 2006, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.8695.

Forward-looking Statements

The Spinout

        The Spinout is a proposed transaction. Throughout this Information Circular, descriptions of the Spinout and the effect thereof which are made on a prospective basis (using words such as "will") are made as if the Spinout is completed. The completion of the Spinout is subject to a number of conditions which are described in this Information Circular and there is no assurance that it will be completed.

Other Statements

        This Information Circular contains forward-looking statements. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this Information Circular include, but are not limited to, statements with respect to: Newco's business strategy and objectives, capital expenditures to be made by Newco on its properties, resource and reserve estimates, Newco's exploration and development plans, Newco's plans respecting the transportation of its oil, natural gas and natural gas liquids to market and Newco's plans to ultimately retain all of its own personnel.

        Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this Information Circular, assumptions have been made regarding, among other things:

  •
  the exploration success of Newco;

  •
  the ability of Newco to obtain equipment, services, supplies and required contractors in a timely manner and at an acceptable cost to carry out its activities;

  •
  the ability of Newco to market its oil and natural gas and to transport its oil and natural gas to market;

  •
  the ability of Newco to obtain financing; and

  •
  future oil and gas prices.

        Although it is believed that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this Information Circular respecting Newco and its business are set forth in Appendix D hereto, "Information Concerning Newco — Risk Factors". Shareholders are urged to carefully consider those factors as well as the information contained in this Information Circular.

        The forward-looking statements contained in this Information Circular are made as of the date hereof and neither Paramount nor Newco undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Information for United States Shareholders

        None of the Arrangement Securities have been registered under the 1933 Act, and such securities are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. U.S. Shareholders should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Paramount and Newco contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The Arrangement Securities will not be listed for trading on any United States stock exchange. The unaudited pro forma and audited and unaudited historical financial statements of Paramount and Newco included in or incorporated by reference in this Information Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

        In addition, data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserves report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

        The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Paramount and Newco are organized under the laws of the Province of Alberta, that their officers and directors are, or will be, primarily residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Paramount, Newco and such other persons are, or will be, located outside the United States.

        The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who were "affiliates" of Paramount or Newco either immediately prior to the Arrangement or after the Arrangement. See "The Spinout — Securities Law Matters — United States" in this Information Circular.

        The Newco Warrants may be exercised only by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person, and is not exercising the Newco Warrants for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to Newco to the effect that the exercise of the Newco Warrants does not require registration under the 1933 Act or state securities laws. It should be noted that it is expected that very few U.S. Warrantholders will be able to provide a satisfactory legal opinion to permit such U.S. Warrantholders to exercise their Newco Warrants, so it is expected that most U.S. Warrantholders will be unable to exercise their Newco Warrants.

        Any Newco Common Shares issuable upon the exercise of the Newco Warrants in the United States or for the account or benefit of a U.S. Person or a person in the United States and any separated Newco Longer Term Warrants held by U.S. Warrantholders will be "restricted securities" within the meaning of Rule 144 under the 1933 Act, certificates representing such Newco Common Shares and Newco Longer Term Warrants will bear a legend to that effect, and such Newco Common Shares and Newco Longer Term Warrants may be resold only pursuant to an exemption from the registration requirements of the 1933 Act and state securities laws.

        Notwithstanding the foregoing, subject to certain limitations, the Newco Warrants may be resold outside the United States without registration under the 1933 Act pursuant to Regulation S, including in transactions over the TSX (if the applicable Newco Warrants are so listed).

        U.S. Persons and persons resident in the United States will not be entitled to deduct Canadian exploration expenses for U.S. federal income tax purposes if they acquire Newco Flow-Through Shares. Accordingly, those U.S. Warrantholders who are able to exercise their Newco Warrants are urged to consult with their tax advisors prior to acquiring Newco Flow-Through Shares.

        THE ARRANGEMENT SECURITIES, THE NEWCO COMMON SHARES ISSUABLE UPON EXERCISE OF THE NEWCO WARRANTS AND THE SEPARATED NEWCO LONGER TERM WARRANTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Glossary of Terms and Abbreviations

        The following is a glossary of certain terms and abbreviations used in this Information Circular, including the Summary hereof and Appendix D.

        "ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended;

        "Ancillary Assets" means the oil and gas interests with proved reserves to be acquired by Newco from Paramount pursuant to the Arrangement in order for Newco to meet the listing requirements of the TSX;

        "Ancillary Assets Transfer Agreement" means an asset transfer agreement between Paramount and Newco providing for the transfer from Paramount to Newco of the Ancillary Assets;

        "Arrangement" means the proposed arrangement involving Paramount, its Shareholders and Newco under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan;

        "Arrangement Agreement" means the arrangement agreement dated as of December 7, 2006 between Paramount and Newco pursuant to which such parties have proposed to implement the Spinout, a copy of which is attached as Appendix C to this Information Circular;

        "Arrangement Resolution" means the special resolution in respect of the Arrangement to be voted upon by Shareholders at the Meeting in substantially the form attached as Appendix A to this Information Circular;

        "Arrangement Securities" means the Newco Common Shares and Warrant Units to be issued under the Arrangement;

        "Bbl/d" means barrels per day;

        "Bbls" means barrels;

        "Bcf" means one billion cubic feet;

        "board of directors" or "board" means the board of directors of Paramount, unless otherwise indicated;

        "business day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta;

        "Common Share Weighted Average Trading Price" is the price determined by dividing the aggregate dollar trading value of all Common Shares sold on the TSX over the five trading days immediately preceding the Effective Date by the total number of Common Shares sold on the TSX during such period;

        "Common Shares" means Class A Common Shares in the capital of Paramount;

        "Computershare" means Computershare Trust Company of Canada, a trust company existing under the laws of Canada;

        "Court" means the Court of Queen's Bench of Alberta;

        "CRA" means the Canada Revenue Agency;

        "Dissent Rights" means the right of a Shareholder to dissent to the Arrangement Resolution and to be paid the fair value of the Common Shares in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

        "Dissenting Shareholders" means registered Shareholders who validly exercise the Dissent Rights and "Dissenting Shareholder" means any one of them;

        "Dissent Shares" means the Common Shares in respect of which Dissent Rights are exercised and in respect of which the holders are ultimately entitled to be paid fair value;

        "Distribution Record Date" means the fifth trading date on the TSX following the Effective Date;

        "Effective Date" means the date the Arrangement is effective under the ABCA;

        "Effective Time" means the time at which the articles of arrangement to give effect to the Arrangement are filed with the Registrar on the Effective Date;

        "Exchange Fraction" means the fraction of a Common Share transferred pursuant to subsection 2.2(b) of the Plan, being the fraction determined by dividing $0.20 by the Common Share Weighted Average Trading Price;

        "Exploration Licence" or "EL" means a licence to explore for hydrocarbons granted by the Government of Canada;

        "Exempt Plans" means, collectively, trusts governed by "registered retirement savings plans", "registered retirement income funds", "registered education savings plans" and "deferred profit sharing plans", each as defined in the Tax Act;

        "Final Order" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

        "Information Circular" means this information circular and proxy statement dated December 8, 2006, together with all appendices hereto, distributed by Paramount in connection with the Meeting;

        "Interim Order" means the order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Paramount and Newco therefor, a copy of which order is attached as Appendix B to this Information Circular;

        "Mackenzie Evaluation" means that evaluation entitled Mackenzie Gas Project Gas Resource and Supply Study by Gilbert Laustsen Jung Associates Ltd., independent petroleum engineers, effective May 1, 2004, and presented to the National Energy Board as part of the Mackenzie Valley pipeline application by Imperial Oil Resources Ventures Limited;

        "McDaniel" means McDaniel & Associates Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta;

        "McDaniel Newco Report" means the independent engineering evaluation prepared by McDaniel as of October 31, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves attributable to the Ancillary Assets;

        "MDFI Agreement" means the farm-in agreement in respect of certain oil and gas properties in the Mackenzie Delta in the Northwest Territories among Paramount, Chevron Canada Limited and BP Canada Energy Company dated September 14, 2006, as more particularly described in Appendix D hereto;

        "Meeting" means the special meeting of Shareholders to be held on January 11, 2007 and any adjournment(s) thereof to consider and to vote on the Arrangement Resolution and other matters as further described in the Information Circular;

        "Meeting Record Date" means December 4, 2006;

        "MBbls" means one thousand barrels;

        "MMBtu" means million British thermal units;

        "MMcf" means one million cubic feet;

        "MMcf/d" means one million cubic feet per day;

        "Newco" means MGM Energy Corporation, whose name is to be changed to MGM Energy Corp. prior to the Effective Date;

        "Newco Common Shares" means common shares in the capital of Newco;

        "Newco Flow-Through Shares" means Newco Common Shares that are "flow-through shares" as defined in subsection 66(15) of the Tax Act;

        "Newco Longer Term Warrants" means the share purchase warrants of Newco to be issued under the Arrangement, entitling the holders thereof to purchase either Newco Common Shares at a price of $6.00 per share or Newco Flow-Through Shares at a price of $7.50 per share and having the other terms described herein;

        "Newco Preferred Shares" means the Class A Preferred Shares in the capital of Newco;

        "Newco Short Term Warrants" means the share purchase warrants of Newco to be issued under the Arrangement, entitling the holders thereof to purchase either Newco Common Shares at a price of $5.00 per share or Newco Flow-Through Shares at a price of $6.25 per share and having the other terms described herein;

        "Newco Stock Option Plan" means the stock option plan of Newco attached as Appendix F hereto;

        "Newco Warrant Indenture" means the warrant indenture to be entered into on the Effective Date between Newco and Computershare, as trustee, establishing the terms of the Newco Warrants and under which the Newco Warrants will be issued;

        "Newco Warrants" means the Newco Short Term Warrants and/or the Newco Longer Term Warrants, as the context may require;

        "Non-Resident" means a person who is not resident in Canada for purposes of the Tax Act;

        "Notice of Meeting" means the Notice of Special Meeting which accompanies this Information Circular;

        "Notice of Petition" means the Notice of Petition by Paramount and Newco to the Court, which accompanies this Information Circular, for the Final Order;

        "Paramount" means Paramount Resources Ltd. and, where the context requires, refers collectively to Paramount and subsidiaries and partnerships directly and indirectly owned by it;

        "Plan" means the plan of arrangement attached as Schedule 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the Arrangement Agreement;

        "Paramount Preferred Shares" means the Class Y Preferred Shares of Paramount to be created, issued and redeemed pursuant to the Arrangement;

        "Qualifying Expenditures" means those expenditures of Newco that are "Canadian exploration expenses", as defined in the Tax Act, that are renounceable under the Tax Act effective in 2007 to purchasers who acquire Newco Flow-Through Shares on the exercise of Newco Warrants;

        "Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations duly appointed under Section 263 of the ABCA;

        "Regulation S" means Regulation S adopted by the SEC under the 1933 Act;

        "Remaining Fraction" means the fraction of a Common Share remaining after the transfer of the Exchange Fraction pursuant to subsection 2.2(b) of the Plan, being equal to one minus the Exchange Fraction;

        "Resident" means a person who is resident in Canada for purposes of the Tax Act;

        "SEC" means the United States Securities and Exchange Commission;

        "Services Agreement" means a services agreement between Paramount and Newco pursuant to which Paramount will provide administrative, operational and other services to Newco;

        "Shareholders" means the holders of Common Shares and "Shareholder" means any one of them;

        "Spinout" means the transactions contemplated by the Plan;

        "Spinout Assets" means those oil and gas interests in the Mackenzie Delta and Mackenzie Valley areas in northern Canada currently held by Paramount as more particularly described in Appendix D hereto;

        "Spinout Assets Transfer Agreement" means an asset transfer agreement between Paramount and Newco providing for the transfer of the Spinout Assets from Paramount to Newco;

        "Tax Act" means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

        "Tcf" means one trillion cubic feet;

        "Tax-Exempt" means a Shareholder that is exempt from tax under Part I of the Tax Act;

        "TSX" means TSX Inc., carrying on business as the Toronto Stock Exchange;

        "United States" or "U.S." means the United States, as defined in Rule 902(l) under Regulation S under the 1933 Act;

        "U.S. Person" means a U.S. person as defined in Rule 902(k) under Regulation S under the 1933 Act, including, but not limited to, any natural person resident in the United States;

        "U.S. Shareholder" or "United States Shareholder" means any Shareholder who is, at the Effective Time, either in the United States or a U.S. Person;

        "U.S. Warrantholder" means any holder of Newco Warrants who is either in the United States or a U.S. Person;

        "Warrant Unit" means a unit consisting of one Newco Short Term Warrant and one Newco Longer Term Warrant;

        "$000s" means thousands of dollars;

        "1933 Act" means the United States Securities Act of 1933, as amended; and

        "1934 Act" means the United States Securities Exchange Act of 1934, as amended.

SUMMARY INFORMATION

        The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms used in this summary are defined in the "Glossary of Terms and Abbreviations".

Shareholders' Meeting

        The Meeting will be held in the Chambers Room, First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta, on January 11, 2007, at 9:00 a.m. (Calgary time). The primary purpose of the Meeting is for the Shareholders to consider and, if deemed advisable, approve the Arrangement necessary to complete the Spinout.

The Spinout

Description of the Spinout

        The Spinout is intended to create a new public corporation initially owned by Paramount and its shareholders which would own oil and gas interests in the Mackenzie Delta and Mackenzie Valley areas in northern Canada currently owned by Paramount, with the Shareholders being given the opportunity to participate in the initial financing of the new corporation. The officers of Newco initially will consist of certain senior officers of Paramount, including Clayton H. Riddell as Chief Executive Officer, and Paramount initially will provide administrative and operational services to Newco.

        The Spinout will result in Shareholders owning, for every 25 Common Shares held, one Newco Common Share and five Warrant Units (subject to rounding), with each Warrant Unit consisting of one Newco Short Term Warrant and one Newco Longer Term Warrant. Newco Longer Term Warrants will not be exercisable, and will not be separable from the corresponding Newco Short Term Warrants included in the Warrant Units, unless the corresponding Newco Short Term Warrants are exercised. Each Newco Short Term Warrant will entitle the holder thereof (other than most U.S. Warrantholders) to acquire, at the holder's option: (i) one Newco Common Share at a price of $5.00; or (ii) one Newco Flow-Through Share at a price of $6.25. The Newco Short Term Warrants will be exercisable until February 16, 2007. Each Newco Longer Term Warrant which becomes exercisable will entitle the holder thereof (other than most U.S. Warrantholders) to acquire, at the holder's option: (i) one Newco Common Share at a price of $6.00; or (ii) one Newco Flow-Through Share at a price of $7.50. The Newco Longer Term Warrants will expire on September 30, 2007.

        The Newco Flow-Through Shares will entitle the initial purchasers thereof to receive a renunciation from Newco of Qualifying Expenditures effective in 2007 equal to the aggregate purchase price of such Newco Flow-Through Shares. There are certain requirements that will need to be followed in order for holders of Newco Warrants to purchase Newco Flow-Through Shares. See "Exercise of Newco Warrants for Newco Flow-Through Shares" in this summary.

        Clayton H. Riddell, the Chairman and Chief Executive Officer of Paramount, has committed to exercise all of the Newco Short Term Warrants which will be owned or controlled by him, directly and indirectly, if the Spinout is completed, which represent approximately 48% of the Newco Short Term Warrants which will be issued under the Spinout.

        The Spinout is to be accomplished through the Arrangement. On completion of the Arrangement, the Shareholders (other than Dissenting Shareholders) will continue to own the same number of Common Shares as previously owned and will also own Newco Common Shares and Warrant Units, and Paramount will own Newco Preferred Shares. Further information relating to the share ownership of Newco upon completion of the Arrangement and upon exercise of the Newco Warrants is set forth under "Ownership of Newco" below.

        After the Spinout, Paramount will continue to have all of its existing producing assets and its remaining undeveloped acreage and will continue to be managed by its existing management team.

Background to and Reasons for the Spinout

        Paramount has been involved in oil and natural gas exploration and development in the far north of Canada for 27 years. Paramount has grown its land holdings in the Mackenzie Valley area of the Northwest Territories (which, together with the rights under the MDFI Agreement, comprise the Spinout Assets) to the current holdings of 600,000 hectares (approximately 385,000 hectares net). In the summer of 2006, Paramount was approached with respect to a farm-in opportunity in the Mackenzie Delta area of the Northwest Territories, and on September 14, 2006 Paramount entered into the MDFI Agreement which provided Paramount with the right to earn interests in, and obligated Paramount to incur certain expenditures on, properties in the Mackenzie Delta. As the capital expenditures under the MDFI Agreement to the end of the 2007/08 winter drilling season are estimated by Paramount to be approximately $130 million, Paramount's management considered alternatives to fund these expenditures. One of the alternatives was the spinout of a new public corporation which would own Paramount's Mackenzie Valley and Mackenzie Delta oil and gas interests and initially be owned by Paramount and its shareholders, with Paramount's shareholders being given the opportunity to participate in the new corporation's initial financing.

        Paramount believes that the Spinout will (i) create the appropriate structure to fund the exploration activities for the Spinout Assets, (ii) provide greater aggregate access to capital to fund the growth of the businesses of each of Paramount and Newco, (iii) better align the risks and returns from Paramount's current assets and provide Shareholders with the ability to determine their participation in such assets through their holdings of Common Shares and Newco Common Shares and (iv) enhance value for Shareholders in the long term.

Approval of Shareholders Required for the Arrangement

        Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders.

Recommendation of the Board of Directors

        The board of directors has unanimously concluded that the Spinout is in the best interests of Paramount and the Shareholders and recommends Shareholders vote in favour of the Arrangement Resolution.

        Management of Paramount understands that each of the directors and officers of Paramount presently intends to vote the Common Shares owned, or over which control and direction is exercised, by them in favour of the Arrangement Resolution. As of November 30, 2006, the directors and officers of Paramount owned, or exercised control and direction over, approximately 54% of the issued and outstanding Common Shares.

Final Order

        Implementation of the Spinout requires the satisfaction of several conditions and the approval of the Court. An application for the Final Order approving the Arrangement is expected to be made on January 11, 2007 at 1:00 p.m. (Calgary time) at the Court House, 611 - 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

Timing

        If the Final Order is obtained on January 11, 2007 in form and substance satisfactory to Paramount, and all other conditions set forth in the Arrangement Agreement are satisfied, Paramount expects the Effective Date will be on or about January 12, 2007. The Distribution Record Date, being the date for determining the registered holders of Common Shares entitled to receive certificates for the Newco Common Shares and Newco Warrants issued under the Arrangement, will be five trading days after the Effective Date. Upon completion of the Arrangement, a press release will be issued by Paramount advising of the actual Distribution Record Date.

Newco Share and Warrant Certificates

        As soon as practicable following the Distribution Record Date, Newco shall cause to be issued to the registered holders of Common Shares at the close of business on the Distribution Record Date, share certificates and warrant certificates representing the Newco Common Shares and Newco Warrants issued pursuant to the Arrangement. Warrant certificates representing Newco Short Term Warrants will also represent the corresponding Newco Longer Term Warrants. Separate warrant certificates representing the Newco Longer Term Warrants will be issued upon exercise of the corresponding Newco Short Term Warrants.

Fractions

        Fractional Newco Common Shares or Newco Warrants will not be issued. Under the Arrangement, the aggregate number of Newco Common Shares to be received by a registered Shareholder will effectively be rounded to the nearest whole number, with a minimum of one Newco Common Share being issued to each registered Shareholder. Shareholders will receive five Warrant Units for each Newco Common Share.

Stock Exchange Listing Approvals

        It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Newco Common Shares and Warrant Units issuable under the Arrangement and the Newco Common Shares issuable upon exercise of the Newco Warrants. If such conditional listing approvals are obtained, listing will be subject to Newco fulfilling all of the original listing requirements of the TSX. If such original listing requirements are fulfilled by Newco, the Newco Common Shares and Warrant Units issuable under the Arrangement are expected to commence trading two trading days before the Distribution Record Date. The conditional listing approvals have not been obtained at this time and there is no assurance that such conditional listing approvals will be obtained.

Certain Canadian Federal Income Tax Considerations

        This Information Circular contains a summary of certain Canadian federal income tax considerations generally applicable to certain Shareholders who, under the Arrangement, ultimately own Newco Common Shares and Newco Warrants. The following comments are qualified in their entirety by that summary. See the discussion under the section entitled "Certain Canadian Federal Income Tax Considerations".

        The transactions comprising the Arrangement generally should not result in a Shareholder, other than a Dissenting Shareholder, being liable for Canadian federal income tax provided the Shareholder does not include, in the Shareholder's Canadian federal income tax return for the taxation year that includes the Effective Date, all or any portion of a capital gain or capital loss in respect of the exchange of Paramount Preferred Shares for Newco Common Shares under the Arrangement.

        Shareholders who acquire Newco Flow-Through Shares on the exercise of Newco Warrants should be entitled to be renounced Qualifying Expenditures incurred by Newco, subject to the requirements and limitations in the Tax Act. Such Qualifying Expenditures as are properly renounced to such a Shareholder in a taxation year generally may be deducted in computing the Shareholder's income for purposes of the Tax Act.

        Based upon the information contained in this Information Circular and representations by management of Paramount and Newco, the Common Shares, Paramount Preferred Shares, Newco Common Shares and Newco Warrants should be qualified investments for Exempt Plans.

Certain United States Federal Income Tax Considerations

        In general, the receipt of Newco Common Shares and Warrant Units by a U.S. Holder (as defined under "Certain United States Federal Income Tax Considerations") should result in taxable income for U.S. federal income tax purposes. See the discussion under the section entitled "Certain United States Federal Income Tax Considerations".

Other Tax Considerations

        This Information Circular does not address any tax considerations of the Spinout other than certain Canadian and United States federal income tax considerations. Shareholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Spinout, including any associated filing requirements, in such jurisdictions. Shareholders also should consult their own tax advisors regarding Canadian provincial or territorial tax considerations applicable to the Spinout.

Information Concerning Newco and the Warrant Units

Description of Newco

Newco's Business

        Following completion of the Spinout, Newco will own the Spinout Assets and the Ancillary Assets. The Spinout Assets consist of: (i) the rights under the MDFI Agreement respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-In Properties"), covering approximately 412,500 hectares; and (ii) oil and gas properties in the Colville Lake area of the Mackenzie Valley, Northwest Territories covering approximately 600,000 hectares (approximately 385,000 hectares net).

  Mackenzie Delta Farm-In Properties

        Under the MDFI Agreement, Newco will be the operator of the Farm-in Properties and can earn a staged 50% working interest in the Farm-in Properties by drilling 11 wells over a period of four years as well as making required deposit and penalty payments during that period, which will be up to $21 million and are currently estimated to be approximately $11 million. Upon satisfying the drilling commitments under the MDFI Agreement in full, a 50% interest in the existing three discovery wells on the lands covered by the MDFI Agreement also will be earned. Under the MDFI Agreement, Newco also will be required to acquire a total of $50 million of 3D seismic on the Farm-in Properties and surrounding lands prior to the end of the 2011/12 winter drilling season.

        Newco's capital expenditures to the end of the 2007/08 winter drilling season on the Farm-In Properties and to satisfy Newco's other obligations under the MDFI Agreement are estimated to be approximately $130 million. Proceeds from the exercise of the Newco Warrants issued under the Arrangement will be used to fund all or a portion of these capital expenditures, depending on the proceeds realized from the exercise of the Newco Warrants.

  Colville Lake Oil and Gas Properties in the Mackenzie Valley

        The Colville Lake oil and gas properties, all in the Mackenzie Valley, Northwest Territories, are at Nogha (Exploration Licence #426, Exploration Licence #430 and concession agreement regarding lands in the Colville Lake region of the Sahtu settlement area), Maunoir (Exploration Licence #399 and Exploration Licence #428), Turton (Exploration Licence #414), Kelly (Exploration Licence #424) and Great Bear River (Exploration Licence #440). The Nogha, Maunoir and Turton properties will be held by Newco through a 50/50 joint venture with an industry partner, and the Kelly and Great Bear River properties will be wholly-owned by Newco.

        Ten wells have been drilled to date on the Colville Lake oil and gas properties (four at or near Nogha, four at Maunoir and two at Turton), eight of which have been cased and suspended and two of which have been abandoned. Discoveries have been made by Paramount at Nogha and Maunoir.

        An evaluation of the potential resources of the Nogha property at Colville Lake conducted by McDaniel, independent reserves evaluator, estimates the potential raw contingent resources of the property to be approximately 55.7 Bcf (mid case) and 181.5 Bcf (high case).

        Approximately $82.2 million in net capital expenditures have been spent to date by Paramount on the Colville Lake oil and gas properties. In 2007/08, Newco plans to shoot seismic in the Kelly and Nogha areas for an estimated cost of $15 million, defining drilling for the 2008/09 winter drilling season.

Directors and Management

        There are expected to be six directors of Newco following completion of the Spinout, with at least three of such directors being independent. Clayton H. Riddell and James H. T. Riddell will be directors, and three additional independent directors are intended to be appointed prior to or contemporaneous with the completion of the Spinout. In addition, a President of Newco is expected to be appointed on or prior to the Effective Date who will also be a director. It is anticipated that Clayton H. Riddell will be the Chairman of the board of Newco and that James H. T. Riddell will hold a senior executive position with Newco.

        The initial officers of Newco known at this time are Clayton H. Riddell as Chief Executive Officer, Bernard K. Lee as Chief Financial Officer and Charles E. Morin as Corporate Secretary, General Counsel and Manager, Land. Messrs C. H. Riddell, Lee and Morin currently hold the same positions with Paramount, and will continue to hold these positions with Paramount following completion of the Spinout.

        Following completion of the Spinout, Newco will have access to certain of Paramount's employees under the Services Agreement pursuant to which Paramount will provide administrative and certain operational services to Newco. The Services Agreement will provide that Newco will pay Paramount its reasonable costs incurred in providing the services to Newco plus 10% of such costs. It is anticipated that Newco ultimately will operate completely independently from Paramount with its own full complement of management and employees.

Ownership of Newco

	Immediately Following the Completion of the Spinout(1)		Immediately Following the Expiry Date of the Newco Short Term Warrants(1)(2)(4)		Immediately Following the Expiry Date of the Newco Longer Term Warrants(1)(2)(3)(4)
	(# of Newco Common Shares and % of Outstanding Newco Common Shares)
Paramount(5)	18,200,000	(87%)	18,200,000	(52%)	18,200,000	(37%)
Clayton H. Riddell(6)	1,334,639	(6%)	8,007,834	(23%)	14,681,029	(30%)
Other Newco shareholders	1,474,044	(7%)	8,844,264	(25%)	16,214,484	(33%)

All Newco shareholders	21,008,683		35,052,098		49,095,513

Notes:

(1)
Based on the number of Common Shares outstanding on November 30, 2006 and assuming that neither Paramount nor Clayton H. Riddell acquire or sell any Newco Common Shares (other than on exercise of Newco Warrants) between the completion of the Spinout and September 30, 2007.

(2)
Assuming the exercise of all Newco Short Term Warrants.

(3)
Assuming the exercise of all Newco Longer Term Warrants.

(4)
Assuming all Newco Warrants that will be beneficially owned, or over which control and direction will be exercised, directly and indirectly, by Mr. Riddell will be exercised.

(5)
As if all of the Newco Preferred Shares issued to Paramount under the Arrangement were converted into Newco Common Shares.

(6)
Includes all Newco Common Shares that will be beneficially owned, or over which control and direction will be exercised, directly and indirectly, by Mr. Riddell.

Description of the Warrant Units

        Each Warrant Unit will consist of one Newco Short Term Warrant and one Newco Longer Term Warrant. The Newco Warrants will be issued under the Newco Warrant Indenture.

        Each Newco Short Term Warrant will entitle the holder thereof to acquire, at the holder's option: (i) one Newco Common Share at a price of $5.00; or (ii) one Newco Flow-Through Share at a price of $6.25. The Newco Short Term Warrants will be exercisable until February 16, 2007.

        Newco Longer Term Warrants will not be exercisable, and will not be separable from the corresponding Newco Short Term Warrants included in the Warrant Units, unless the corresponding Newco Short Term Warrants are exercised. Each Newco Longer Term Warrant will entitle the holder thereof to acquire, at the holder's option: (i) one Newco Common Share at a price of $6.00; or (ii) one Newco Flow-Through Share at a price of $7.50. The Newco Longer Term Warrants will expire on September 30, 2007.

Restrictions on Exercise of Newco Warrants by U.S. Warrantholders

        The Newco Warrants may be exercised only by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person, and is not exercising the Newco Warrants for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to Newco to the effect that the exercise of the Newco Warrants does not require registration under the 1933 Act or state securities laws.

Exercise of Newco Warrants for Newco Flow-Through Shares

        In order to exercise Newco Warrants to purchase Newco Flow-Through Shares, a subscription form must be completed by the registered holder of the Newco Warrants setting forth certain information relating to, and containing representations and covenants by or on behalf of, the beneficial purchaser of the Newco Flow-Through Shares. Any Newco Warrants held through a broker or other participant in a book-entry system (that is, where the Newco Warrants are registered in the name of a depositary or its nominee) will not be able to be exercised for Newco Flow-Through Shares since the depositary will not be in a position to provide the requisite information, representations and covenants. Accordingly, in order for a beneficial owner of Newco Warrants which are held under a book-entry system to purchase Newco Flow-Through Shares, such owner must make arrangements with the broker or other participant through whom the Newco Warrants are held to have the Newco Warrants withdrawn from the book-entry system and registered in the name of the beneficial owner or another party who can properly exercise the Newco Warrants (which may be the owner's broker), in sufficient time prior to the expiry date to permit such exercise.

        Beneficial owners of Newco Warrants which are not registered in the owner's name and who may wish to purchase Newco Flow-Through Shares should contact their broker or other person through whom their Newco Warrants are held as soon as possible to ensure that all necessary steps are taken and information provided in order for the Newco Warrants to be properly exercised for Newco Flow-Through Shares.

THE SPINOUT

Summary Description of the Spinout

        The Spinout is intended to create a new public corporation initially owned by Paramount and its shareholders that would own oil and gas interests in the Mackenzie Delta and Mackenzie Valley areas in northern Canada currently owned by Paramount, with Paramount's shareholders being given the opportunity to participate in the initial financing of the new corporation. The officers of Newco initially will consist of certain senior officers of Paramount, including Clayton H. Riddell as Chief Executive Officer, and Paramount initially will provide administrative and operational services to Newco.

        The Spinout will result in Shareholders owning, for every 25 Common Shares held, one Newco Common Share and five Warrant Units (subject to rounding), with each Warrant Unit consisting of one Newco Short Term Warrant and one Newco Longer Term Warrant. Newco Longer Term Warrants will not be exercisable, and will not be separable from the corresponding Newco Short Term Warrants included in the Warrant Units, unless the corresponding Newco Short Term Warrants are exercised. Each Newco Short Term Warrant will entitle the holder thereof (other than most U.S. Warrantholders) to acquire, at the holder's option: (i) one Newco Common Share at a price of $5.00; or (ii) one Newco Flow-Through Share at a price of $6.25. The Newco Short Term Warrants will be exercisable until February 16, 2007. Each Newco Longer Term Warrant which becomes exercisable will entitle the holder thereof (other than most U.S. Warrantholders) to acquire, at the holder's option: (i) one Newco Common Share at a price of $6.00; or (ii) one Newco Flow-Through Share at a price of $7.50. The Newco Longer Term Warrants will expire on September 30, 2007.

        The Newco Flow-Through Shares will entitle the initial purchasers thereof to receive a renunciation from Newco of Qualifying Expenditures effective in 2007 equal to the aggregate purchase price of such Newco Flow-Through Shares. There are certain requirements that will need to be followed in order for holders of Newco Warrants to purchase Newco Flow-Through Shares. See "Exercise of Newco Warrants for Newco Flow-Through Shares".

        Clayton H. Riddell, the Chairman and Chief Executive Officer of Paramount, has committed to exercise all of the Newco Short Term Warrants which will be owned or controlled by him, directly and indirectly, if the Spinout is completed, which represent approximately 48% of the Newco Short Term Warrants which will be issued under the Spinout.

        The Spinout will be accomplished through the Arrangement. On completion of the Arrangement, the Shareholders (other than Dissenting Shareholders) will continue to own the same number of Common Shares as previously owned and will also own Newco Common Shares and Warrant Units, and Paramount will own Newco Preferred Shares convertible into Newco Common Shares.

        After the Spinout, Paramount will continue to have all of its existing producing assets and its remaining undeveloped acreage and will continue to be managed by its existing management team.

Background to and Reasons for the Spinout

        Paramount has been involved in oil and natural gas exploration and development in the far north of Canada for 27 years. Paramount has grown its land holdings in the Mackenzie Valley area of the Northwest Territories (which, together with the rights under the MDFI Agreement, comprise the Spinout Assets) to the current holdings of 600,000 hectares (approximately 385,000 hectares net). In the summer of 2006, Paramount was approached with respect to a farm-in opportunity in the Mackenzie Delta area of the Northwest Territories, and on September 14, 2006 Paramount entered into the MDFI Agreement which provided Paramount with the right to earn interests in, and obligated Paramount to incur certain expenditures on, properties in the Mackenzie Delta. As the capital expenditures under the MDFI Agreement to the end of the 2007/08 winter drilling season are estimated by Paramount to be approximately $130 million, Paramount's management considered alternatives to fund these expenditures. One of the alternatives was the spinout of a new public corporation which would own Paramount's Mackenzie Valley and Mackenzie Delta oil and gas interests and initially be owned by Paramount and its shareholders, with Paramount's shareholders being given the opportunity to participate in the new corporation's initial financing.

        Paramount believes that the Spinout will (i) create the appropriate structure to fund the exploration activities for the Spinout Assets, (ii) provide greater aggregate access to capital to fund the growth of the businesses of each of Paramount and Newco, (iii) better align the risks and returns from Paramount's current assets and provide Shareholders with the ability to determine their participation in such assets through their holdings of Common Shares and Newco Common Shares and (iv) enhance value for Shareholders in the long term.

Details of the Spinout

General

        The Spinout will be accomplished through the Arrangement. Paramount and Newco have entered into the Arrangement Agreement which provides for the implementation of the Arrangement pursuant to section 193 of the ABCA. The Arrangement will become effective on the date of filing the Final Order and the articles of arrangement and related documents in the form prescribed by the ABCA with the Registrar.

        The following summarizes the steps which will occur under the Plan on the Effective Date, if all conditions to the implementation of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan set forth in Schedule 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular.

  (a)
  The articles of Paramount will be amended to create the Paramount Preferred Shares;

  (b)
  a fraction of each issued and outstanding Common Share (other than a Dissent Share) equal to $5.00 divided by the weighted average trading price of the Common Shares for the five trading days prior to the Effective Date will be exchanged for Paramount Preferred Shares on the basis, subject to rounding as described below, of 0.04 Paramount Preferred Shares for each such fraction of a Common Share;

  (c)
  the remaining fraction of each Common Share will be changed into one Common Share with the result that the holders of Common Shares will then hold the same number of Common Shares as originally held;

  (d)
  there will be adjustments to the aggregated stated capital of the Common Shares and the Paramount Preferred Shares;

  (e)
  all of the Paramount Preferred Shares will be transferred to Newco for Newco Common Shares on the basis of one Newco Common Share for each Paramount Preferred Share;

  (f)
  the initial Newco Common Share held by Paramount will be cancelled;

  (g)
  all of the Paramount Preferred Shares (then held by Newco) will be redeemed at a redemption price of $5.00 per share and the redemption price will be satisfied by the issuance to Newco of three promissory notes of Paramount, comprised of a note in the amount of $9 million, a note in the amount of $5 million and a note for the balance of the aggregate redemption price;

  (h)
  the Spinout Assets will be transferred from Paramount to Newco in consideration for the issuance to Paramount of 18,200,000 Newco Preferred Shares (with a stated issue price of $5.00 per share), the issuance to Paramount of a promissory note in the amount of $12 million and the cancellation of the $9 million promissory note issued to Newco upon the redemption of the Paramount Preferred Shares;

  (i)
  Newco will issue Newco Warrants to all of the holders of Newco Common Shares in the form of Warrant Units, on the basis of five Warrant Units for each Newco Common Share; and

  (j)
  the Ancillary Assets will be transferred from Paramount to Newco in consideration for the cancellation of the $5 million promissory note issued to Newco upon the redemption of the Paramount Preferred Shares.

        Fractional Newco Common Shares or Newco Warrants will not be issued pursuant to the Plan. In order to achieve this, only whole Paramount Preferred Shares will be issued. Where the aggregate number of Paramount Preferred Shares to be issued to a registered holder of Common Shares as contemplated in step (b) above otherwise would result in a fraction of a Paramount Preferred Share being issued, the number of Paramount

Preferred Shares to be issued to the holder shall be rounded to the nearest whole number of Paramount Preferred Shares (with fractions equal to exactly 0.5 being rounded up), provided that in no circumstance shall a registered holder of Common Shares receive less than one Paramount Preferred Share pursuant to that step in the Arrangement.

        On completion of the Arrangement:

  •
  Newco will own the Spinout Assets, the Ancillary Assets and a promissory note from Paramount in a minor amount;

  •
  the Shareholders (other than Dissenting Shareholders) will continue to own the same number of Common Shares as previously owned and will also own Newco Common Shares and Warrant Units;

  •
  Paramount will own 18.2 million Newco Preferred Shares, convertible into Newco Common Shares on a one for one basis, and a promissory note from Newco in the amount of $12 million; and

  •
  there will be approximately 2.8 million Newco Common Shares and approximately 14 million Warrant Units outstanding (based on the number of Common Shares outstanding on November 30, 2006).

        The Newco Preferred Shares will be automatically converted into Newco Common Shares once Newco has received $60 million in proceeds from the issuance of Newco Common Shares. Further information relating to the share ownership of Newco upon completion of the Arrangement and upon exercise of the Newco Warrants is set forth under "Ownership of Newco".

Transfer of the Spinout Assets

        The aggregate consideration to be paid by Newco for the Spinout Assets under the Arrangement was determined by Paramount to be $112 million, based on the historical capital expenditures incurred by Paramount on the Colville Lake properties, Paramount's costs of capital related to those expenditures and an estimate of the expenditures incurred and to be incurred by Paramount under the MDFI Agreement up to the anticipated Effective Date. The Newco Preferred Shares to be issued to Paramount will be issued at a stated issue price of $5.00 per share, being the same price as the exercise price for Newco Common Shares under the Newco Short Term Warrants. The number of Newco Preferred Shares to be issued to Paramount was determined by dividing the amount of the aggregate consideration remaining after deducting the non-share consideration (aggregating $21 million) by the $5.00 stated issue price.

        In determining the value to be attributed to the Spinout Assets for purposes of the Arrangement, Paramount did not obtain any independent valuation of the Spinout Assets due to the unique nature of the Spinout Assets.

        The Colville Lake properties comprising part of the Spinout Assets are currently owned by Summit Resources Limited ("Summit"), a wholly-owned subsidiary of Paramount. Paramount intends to amalgamate with Summit on January 1, 2007, which will result in the Colville Lake properties being owned by Paramount. It is a condition to the completion of the Arrangement that the amalgamation with Summit shall have occurred prior to the Effective Date.

Transfer of the Ancillary Assets

        As described in step (j) above, under the Arrangement the Ancillary Assets will be transferred from Paramount to Newco for $5 million, being the approximate net present value (discounted at 10%) of the proved plus probable reserves attributable to the Ancillary Assets as evaluated by McDaniel, to be satisfied by the cancellation of the $5 million promissory note issued to Newco upon the redemption of the Paramount Preferred Shares. The Ancillary Assets are included in the Spinout in order for Newco to meet the minimum listing requirements of the TSX for an oil and gas issuer, which require, among other things, that an oil and gas issuer have proved developed reserves with a net present value (on a constant price basis) of not less than $3 million discounted at 20%. Further information on the Ancillary Assets and the terms of the Ancillary Assets Transfer Agreement is set forth in Appendix D.

Arrangement Agreement

        The Spinout is being effected pursuant to the Arrangement as set forth in the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from both of the parties to the Arrangement Agreement and various conditions precedent.

        The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

Procedural Steps

        The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

  (a)
  the Arrangement must receive the requisite approval of the Shareholders voting at the Meeting;

  (b)
  the Arrangement must be approved by the Court pursuant to the Final Order;

  (c)
  all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied; and

  (d)
  the Final Order, articles of arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

Conditions Precedent to the Arrangement

        The respective obligations of the parties to the Arrangement Agreement to complete the Arrangement are subject to the following conditions precedent:

  (a)
  the Interim Order shall have been granted in form and substance satisfactory to Paramount;

  (b)
  the Arrangement shall have been approved by the Shareholders in accordance with the Interim Order;

  (c)
  the Final Order shall have been granted in form and substance satisfactory to Paramount;

  (d)
  the TSX shall have conditionally approved the listing of the Newco Common Shares and Warrant Units issuable under the Arrangement and the Newco Common Shares issuable upon the exercise of the Newco Warrants, subject to compliance with the normal listing requirements of the TSX;

  (e)
  at the Effective Time, the Paramount Preferred Shares shall be listed on the TSX;

  (f)
  all other material consents, orders and approvals, including any regulatory or judicial approvals or orders, that Paramount considers necessary to effect the Arrangement and complete the other transactions contemplated by the Arrangement Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

  (g)
  none of the consents, orders or approvals contemplated by the Arrangement Agreement shall contain terms or conditions or require undertakings or security that are considered unsatisfactory or unacceptable by Paramount;

  (h)
  no order or decree restraining or enjoining the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement shall be in force at the time for filing the articles of arrangement required to give effect to the Arrangement;

  (i)
  the board of directors of Paramount shall have determined to proceed with the Arrangement having considered the number of Common Shares in respect of which rights of dissent have been exercised pursuant to Section 3.1 of the Plan;

  (j)
  the Newco Warrant Indenture shall have been executed and delivered by Newco and Computershare;

  (k)
  the Spinout Assets Transfer Agreement, the Ancillary Assets Transfer Agreement and the Services Agreement shall have been executed and delivered by Paramount and Newco;

  (l)
  immediately before the Effective Time, Newco shall have one Newco Common Share (and no other shares) outstanding, the registered and beneficial owner of which shall be Paramount;

  (m)
  prior to the Effective Date, Paramount shall have amalgamated with Summit; and

  (n)
  the Arrangement Agreement shall not have been terminated.

        Upon the conditions being fulfilled, Paramount intends to file a copy of the Final Order and the articles of arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

        Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the board of directors, without further notice to or approval of the Shareholders, subject to the terms of the Arrangement Agreement, to amend the terms of the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Time. See Appendix A for the text of the Arrangement Resolution.

Approvals

Shareholder Approval

        Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting.

Court Approvals

Interim Order

        On December 8, 2006 the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

        The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Arrangement and the Arrangement Agreement are approved by Shareholders at the Meeting in the manner required by the Interim Order, Paramount will make application to the Court for the Final Order.

        The application for the Final Order approving the Arrangement is scheduled for January 11, 2007, at 1:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 - 4th Street S.W., Calgary, Alberta. At the hearing, any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Paramount a Notice of Intention to Appear, together with any evidence or materials which such party intends to present to the Court, on or before 5:00 p.m. (Calgary time) on January 9, 2007. Service of such notice shall be effected by service upon the solicitors for Paramount: Macleod Dixon LLP, Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Steven H. Leitl. See "Notice of Petition".

        The Arrangement Securities to be received by Shareholders pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved and the Final Order is granted by the Court, the issuance of such Arrangement Securities will not require registration under the 1933 Act.

        Paramount has been advised by its counsel, Macleod Dixon LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Paramount may determine not to proceed with the Arrangement.

Recommendation of the Board of Directors

        The board of directors has unanimously concluded that the Spinout is in the best interests of Paramount and the Shareholders and recommends Shareholders vote in favour of the Arrangement Resolution.

        Management of Paramount understands that each of the directors and officers of Paramount presently intends to vote the Common Shares owned, or over which control and direction is exercised, by them in favour of the Arrangement Resolution. As of November 30, 2006, the directors and officers of Paramount owned, or exercised control and direction over, approximately 54% of the issued and outstanding Common Shares.

Timing

        If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Paramount will apply for the Final Order approving the Arrangement. If the Final Order is obtained on January 11, 2007 in form and substance satisfactory to Paramount, and all other conditions set forth in the Arrangement Agreement are satisfied, Paramount expects the Effective Date will be on or about January 12, 2007. It is not possible however, to forecast with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

        The Arrangement will become effective upon the filing with the Registrar of the articles of arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

        The Distribution Record Date, being the date for determining the registered holders of Common Shares entitled to receive certificates for the Newco Common Shares and Newco Warrants issued under the Arrangement, will be five trading days after the Effective Date. Upon completion of the Arrangement, a press release will be issued by Paramount advising of the actual Distribution Record Date.

Newco Share and Warrant Certificates

        As soon as practicable following the Distribution Record Date, Newco shall cause to be issued to the registered holders of Common Shares at the close of business on the Distribution Record Date, share certificates and warrant certificates representing the Newco Common Shares and Newco Warrants issued pursuant to the Arrangement. Warrant certificates representing Newco Short Term Warrants will also represent the corresponding Newco Longer Term Warrants comprising the Warrant Units. Upon the exercise of Newco Short Term Warrants, a separate certificate representing the same number of Newco Longer Term Warrants as the number of Newco Short Term Warrants exercised will be issued to the holder of the Newco Longer Term Warrants.

        Newco share and warrant certificates will be sent to a Shareholder by first class mail at the most recent address for the Shareholder on Paramount's list of registered Shareholders maintained by Computershare, the registrar and transfer agent for the Common Shares.

        To facilitate the early exercise of Newco Short Term Warrants by Clayton H. Riddell or companies controlled by him, the Plan also provides that Newco may cause share and warrant certificates to be issued prior to the Distribution Record Date to any Shareholder of record on the Effective Date who requests such certificates and deposits with Computershare, Paramount's registrar and transfer agent, the share certificates representing the Common Shares held by such Shareholder on the Effective Date in respect of which the Shareholder is requesting early delivery of such Newco share and warrant certificates. Following the Distribution Record Date, any share certificates representing Common Shares which were deposited by a Shareholder will be returned to the Shareholder by Computershare.

Paramount Stock Options

        Holders of Paramount stock options will not participate as such in the Spinout and there will be no adjustments made to Paramount's stock options as a result of the Spinout. A holder of Paramount stock options will be entitled to participate in the Spinout, if that holder is a Shareholder on the Effective Date, in respect of all Common Shares owned by the holder on the Effective Date, including any Common Shares issued upon exercise of the holder's stock options.

Stock Exchange Listing Approvals

        It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Newco Common Shares and Warrant Units issuable under the Arrangement and the Newco Common Shares issuable upon exercise of the Newco Warrants. If such conditional listing approvals are obtained, listing will be subject to Newco fulfilling all of the original listing requirements of the TSX. If such original listing requirements are fulfilled by Newco, the Newco Common Shares and Warrant Units issuable under the Arrangement are expected to commence trading two trading days before the Distribution Record Date. The conditional listing approvals have not been obtained at this time and there is no assurance that such conditional listing approvals will be obtained.

        The listing of the Newco Longer Term Warrants will be dependent on a sufficient number of Newco Short Term Warrants being exercised, resulting in there being a sufficient number of holders of exercisable Newco Longer Term Warrants, to satisfy the original listing requirements of the TSX relating to the minimum number of holders of a class of securities. Accordingly, there is no assurance that the Newco Longer Term Warrants will be listed. If they are listed, there may be a period of time between the time a holder's Newco Short Term Warrants are exercised and the time that the Newco Longer Term Warrants become listed.

        It is also a condition to the completion of the Arrangement that the Paramount Preferred Shares to be issued to Shareholders and exchanged for Newco Common Shares under the Plan be listed on the TSX at the Effective Time. The Paramount Preferred Shares will only be listed for a short period of time to facilitate the completion of the Arrangement and will not be posted for trading.

Regulatory Matters

Securities Law Matters

Canada

        The Arrangement Securities and the Newco Common Shares issuable upon exercise of the Newco Warrants will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws.

United States

        The Arrangement Securities have not been and will not be registered under the 1933 Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities, claims or property interests from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on December 8, 2006 and, subject to the approval of the Arrangement by Shareholders, a hearing on the Arrangement will be held on January 11, 2007 by the Court. See "The Spinout — Approvals — Court Approvals — Final Order".

        The Arrangement Securities will be freely tradable under U.S. federal securities laws, except by persons who are "affiliates" of Paramount or Newco immediately prior to the Arrangement or "affiliates" of Paramount or Newco after the Arrangement. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

        Subject to certain limitations, such affiliates may immediately resell Arrangement Securities outside the United States without registration under the 1933 Act pursuant to Regulation S. Arrangement Securities held by such affiliates may also be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the 1933 Act or as otherwise permitted under the 1933 Act. Rule 145(d)(1) generally provides that such affiliates may not sell the Arrangement Securities received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the 1933 Act. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding applicable securities of Paramount or Newco or, if such securities are listed on a United States securities exchange, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "broker transactions" at times when certain information specified by Rule 144 is publicly available with respect to Paramount or Newco, as applicable. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Paramount or Newco after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.

        Section 3(a)(10) of the 1933 Act does not exempt the issuance of securities upon the exercise or conversion of securities that were issued pursuant to Section 3(a)(10). Therefore, the Newco Common Shares issuable upon the exercise of the Newco Warrants and the separated Newco Longer Term Warrants may not be issued in reliance upon Section 3(a)(10) and the Newco Warrants may be exercised only pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws. As a result, the Newco Warrants may be exercised only by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person, and is not exercising the Newco Warrants for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to Newco to the effect that the exercise of the Newco Warrants does not require registration under the 1933 Act or state securities laws. It should be noted that it is expected that very few U.S. Warrantholders will be able to provide a satisfactory legal opinion to permit such U.S. Warrantholders to exercise their Newco Warrants, so it is expected that most U.S. Warrantholders will be unable to exercise their Newco Warrants.

        Any Newco Common Shares issuable upon the exercise of the Newco Warrants in the United States or for the account or benefit of a U.S. Person or a person in the United States and any separated Newco Longer Term Warrants held by U.S. Warrantholders will be "restricted securities" within the meaning of Rule 144 under the 1933 Act, certificates representing such securities will bear a legend to that effect, and such securities may be resold only pursuant to an exemption from the registration requirements of the 1933 Act and state securities laws.

        Notwithstanding the foregoing, subject to certain limitations, the Newco Warrants may be resold outside the United States without registration under the 1933 Act pursuant to Regulation S, including in transactions over the TSX (if the applicable Newco Warrants are so listed).

        The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Arrangement Securities to be received by Shareholders under the Arrangement, the Newco Common Shares issuable upon exercise of the Newco Warrants and the separated Newco Longer Term Warrants. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Competition Act

        The Spinout is a "notifiable transaction" for the purposes of Part IX of the Competition Act (Canada). As a result, the Spinout may not be completed until certain waiting periods have expired unless, among other circumstances, the Commissioner of Competition (the "Commissioner") issues an advance ruling certificate ("ARC") in respect of the Spinout and the Spinout is substantially completed within one year after the ARC is issued. Paramount will file with the Commissioner a request for an ARC in relation to the Spinout. Paramount believes that an ARC will be obtained, although there can be no assurance of this result. Alternatively, Paramount expects to notify the Commissioner of the anticipated Spinout sufficiently in advance of the Meeting such that all applicable waiting periods under the Competition Act (Canada) will have expired prior to the date of the Meeting.

Certain Canadian Federal Income Tax Considerations

        In the opinion of Felesky Flynn LLP, Canadian tax counsel ("Canadian Tax Counsel") to Paramount and Newco, the following is, as of the date of this Information Circular, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a Shareholder who exchanges Common Shares under the Arrangement and ultimately owns Newco Common Shares and Newco Warrants or who dissents from the Arrangement. This summary is applicable to a Shareholder who, for purposes of the Tax Act, deals at arm's length with Paramount and Newco, is not affiliated with Paramount or Newco and holds all Common Shares and will hold all Paramount Preferred Shares, Newco Warrants and Newco Common Shares as capital property and, in the case of Shareholders that are trusts governed by an Exempt Plan, each annuitant, beneficiary, employer or subscriber under the Exempt Plan deals at arm's length with Newco. Generally, the Common Shares, Paramount Preferred Shares, Newco Warrants and Newco Common Shares will be considered capital property to a person for purposes of the Tax Act provided the person does not hold such securities in the course of carrying on a business and has not acquired such securities in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Shareholders who are Residents and whose Common Shares, Paramount Preferred Shares or Newco Common Shares otherwise might not qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have those shares, and any other "Canadian security", as defined in the Tax Act, owned in the year of the election and any subsequent taxation year, deemed to be capital property.

        This summary is not applicable to a Shareholder that is a "financial institution" or a "specified financial institution", as those expressions are defined in the Tax Act, or a Shareholder an interest in which is a "tax shelter" or "tax shelter investment" as those expressions are defined in the Tax Act. This summary is not applicable to a Shareholder that is a "principal-business corporation", as defined in the Tax Act, or whose business includes trading or dealing in rights, licenses or privileges to explore for, drill or take minerals, petroleum, natural gas or other related hydrocarbons or that is a trust or partnership and that acquires Newco Flow-Through Shares on the exercise of a Newco Warrant.

        This summary assumes that Newco will qualify as a "public corporation" for purposes of the Tax Act from the commencement of its first taxation year. Management of Newco has represented to Canadian Tax Counsel that it will take the required steps, including making the requisite election in the manner and within the time required under the Tax Act, to so qualify Newco. This summary assumes, and relies on representations by Newco's management to the effect that, Newco will be a "principal-business corporation", as defined in the Tax Act, and that the Newco Flow-Through Shares will not be prescribed shares as described under section 6202.1 of the regulations to the Tax Act.

        This summary assumes that Newco will make all required filings in respect of the issuance of Newco Flow-Through Shares and the renunciation of Qualifying Expenditures in the manner and within the time required under the Tax Act and that all renunciations will be validly made. In addition, while Newco has undertaken to provide the Shareholders who acquire Newco Flow-Through Shares with information with respect to renounced Qualifying Expenditures for purposes of filing their income tax returns, the preparation and filing of such returns will remain the responsibility of each Shareholder.

        This summary is based on the facts set forth in this Information Circular, representations from Paramount and Newco as to certain factual matters and proposed activities, the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof by the Minister of Finance (Canada) ("Proposed Amendments") and Canadian Tax Counsel's understanding of the current published administrative and assessing practices and policies of the CRA. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in administrative or assessing practices or policies, whether by way of legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

        This summary is of a general nature only and neither is intended to be, nor should be construed to be, legal, tax or business advice to any particular Shareholder. Consequently, Shareholders should consult their own advisors regarding the tax consequences applicable to them in their particular circumstances. Shareholders who are resident, or who otherwise are subject to tax, in jurisdictions other than Canada should consult their own advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Shareholders Who are Not Dissenting Shareholders

        This section of the summary of Certain Canadian Federal Income Tax Considerations is applicable to a Shareholder who is not a Dissenting Shareholder.

Exchange of Common Share Exchange Fractions for Paramount Preferred Shares

        Pursuant to the Arrangement, a Shareholder (other than a Dissenting Shareholder) will exchange the Exchange Fraction of each Common Share held for Paramount Preferred Shares. Subsection 51(1) of the Tax Act should apply to this exchange such that the Shareholder should be deemed to not have disposed of the Exchange Fraction of the Shareholder's Common Shares for purposes of the Tax Act and no capital gain or capital loss should arise. The Shareholder should be deemed to acquire the Paramount Preferred Shares at an aggregate cost equal to the adjusted cost base ("ACB") to the Shareholder of the Common Shares held by the Shareholder immediately prior to the Arrangement multiplied by the Exchange Fraction. The aggregate ACB to a Shareholder of the Remaining Fractions of the Common Shares held by the Shareholder should be reduced by the aggregate cost to the Shareholder of the Paramount Preferred Shares.

        Canadian Tax Counsel has been advised that Paramount does not intend to make a joint election under section 85 of the Tax Act with any Shareholder in respect of the exchange of the Exchange Fraction of each Common Share for Paramount Preferred Shares.

Change to Remaining Fractions of Common Shares

        The change of each Remaining Fraction of each outstanding Common Share into one Common Share pursuant to the Arrangement should not constitute a disposition of the Remaining Fractions for purposes of the Tax Act. The aggregate ACB to a Shareholder of all Common Shares held immediately after the change should be equal to the aggregate ACB to the Shareholder of all Remaining Fractions of Common Shares held by the Shareholder immediately before the change, as described above.

Adjustment to Stated Capital

        The reduction of the stated capital of the Common Shares and the corresponding increase in the stated capital of the Paramount Preferred Shares under the Arrangement should not result in a disposition of the Common Shares or Paramount Preferred Shares or a deemed dividend to a Shareholder.

Transfer of Paramount Preferred Shares to Newco for Newco Common Shares

        The transfer of Paramount Preferred Shares by a Shareholder to Newco in exchange for Newco Common Shares should be a tax-deferred exchange under section 85.1 of the Tax Act, unless the Shareholder includes in the Shareholder's Canadian federal income tax return for the taxation year that includes the Effective Date all or a portion of the capital gain or capital loss, otherwise determined, from the disposition of the Paramount Preferred Shares. As a result, provided no part of the gain or loss is so included, Shareholders should be deemed to have disposed of their Paramount Preferred Shares for proceeds of disposition equal to the ACB to the Shareholder of such shares immediately before the transfer. A Shareholder should be deemed to have acquired the Newco Common Shares at a cost equal to the ACB to the Shareholder of the Shareholder's Paramount Preferred Shares immediately before the transfer, such that the ACB to the Shareholder of the Shareholder's Newco Common Shares initially should be equal to that deemed cost.

        If a Shareholder includes all or any portion of a capital gain or capital loss in respect of the exchange of Paramount Preferred Shares for Newco Common Shares in the Shareholder's Canadian federal income tax return for the taxation year that includes the Effective Date, the Shareholder will realize a capital gain (or a capital loss) to the extent that the fair market value of the Newco Common Shares received exceeds (or is exceeded by) the aggregate of the ACB to the Shareholder of the Paramount Preferred Shares immediately before the exchange and any reasonable costs of disposition. See "Taxation of Capital Gains and Capital Losses" below. In addition, the cost to the Shareholder of the Newco Common Shares received will be equal to the fair market value of such Newco Common Shares determined at the time of the transfer.

Grant of Newco Warrants

        No income, gain or loss should arise by virtue of the grant to a Shareholder of Newco Warrants under the Arrangement. A Shareholder who acquires Newco Warrants pursuant to the Arrangement should acquire the Newco Warrants at a cost of nil.

Exercise of Newco Warrants

        The exercise of a Newco Warrant for a Newco Common Share should be deemed to not be a disposition of property for purposes of the Tax Act, such that no gain or loss should arise.

        The cost to a Shareholder of a Newco Common Share (other than a Newco Flow-Through Share) that is acquired by the Shareholder on the exercise of a Newco Warrant generally should be equal to the amount of the exercise price of the Newco Warrant. The cost to a Shareholder of a Newco Flow-Through Share that is acquired on the exercise of a Newco Warrant should be deemed under the Tax Act to be nil.

        The ACB at a particular time to a Shareholder of Newco Common Shares acquired on the exercise of Newco Warrants at the particular time and the ACB to the Shareholder of any other Newco Common Shares held by the Shareholder at the particular time should be the average of the cost, as described above, of the Newco Common Shares so acquired and the ACB to the Shareholder, immediately before the particular time, of the other Newco Common Shares held by the Shareholder.

Expiry, Sale or Other Disposition of Newco Warrants

        If a Newco Warrant expires, it should be considered to be disposed of for purposes of the Tax Act for nil proceeds of disposition.

        Where a Shareholder disposes of a Newco Warrant that is acquired under the Arrangement, a capital gain should arise to the extent that the proceeds of disposition exceed any reasonable costs of disposition. See "Taxation of Capital Gains and Capital Losses" below.

Renunciation of Qualifying Expenditures in Respect of Newco Flow-Through Shares

        Newco generally should be able to renounce, to a Shareholder who acquires Newco Flow-Through Shares under a Newco Warrant, Qualifying Expenditures incurred by Newco during the period commencing on the day the Newco Warrant is exercised by the Shareholder and ending 24 months after the end of the month that includes that day. Subject to the limitations and requirements in the Tax Act, including requirements for Newco to file certain prescribed forms within certain periods of time, the total amount of the Qualifying Expenditures that may be so renounced to a particular Shareholder generally should be equal to the total exercise price paid by the Shareholder for Newco Flow-Through Shares acquired under a Newco Warrant. Such Qualifying Expenditures that are properly renounced in accordance with the rules in the Tax Act to a Shareholder who acquires Newco Flow-Through Shares should be deemed to be "Canadian exploration expense" ("CEE"), as defined in the Tax Act, incurred by the Shareholder on the effective date of the renunciation. The right to be renounced Qualifying Expenditures solely is the right of the Shareholder who acquires Newco Flow-Through Shares under a Newco Warrant and is not transferable, including to a subsequent acquirer of the Newco Flow-Through Shares.

        The Tax Act contains a one year "look-back" rule which, if certain conditions are satisfied, entitles Newco to renounce Qualifying Expenditures incurred by it during 2008 to Shareholders who acquire Newco Flow-Through Shares under a Newco Warrant in 2007, effective on December 31, 2007.

        A Shareholder who acquires Newco Flow-Through Shares under a Newco Warrant may deduct in computing such Shareholder's income from all sources for a taxation year an amount not exceeding the balance of such Shareholder's cumulative Canadian exploration expense ("CCEE"), as defined in the Tax Act, including CEE renounced to the Shareholder, at the end of that taxation year. Such deductions claimed by the Shareholder in a taxation year should reduce the Shareholder's CCEE account in that year.

        If Newco renounces amounts to Shareholders who acquire Newco Flow-Through Shares in excess of the Qualifying Expenditures it has incurred or in a time or manner not permitted by the Tax Act, the amounts renounced to such Shareholders will be reduced and the Shareholders' respective incomes may be increased accordingly.

        Shareholders who acquire Newco Flow-Through Shares and who are individuals and who are renounced Qualifying Expenditures by Newco may be subject to minimum tax. In addition, the ability of such individuals to claim the $500,000 lifetime capital gains deduction in respect of certain qualified small business corporation shares and qualified farm property may be impaired.

Dispositions of Newco Common Shares

        The disposition by a Shareholder of a Newco Common Share should result in a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the proceeds of disposition exceed (or are less than) the aggregate of the ACB to the Shareholder of the Newco Common Share and any reasonable costs of disposition. The taxation of capital gains and capital losses is discussed below under the heading "Taxation of Capital Gains and Capital Losses".

Dissenting Shareholders

        A Dissenting Shareholder who is paid an amount by Paramount as consideration for the cancellation of Dissent Shares should be deemed to have received a taxable dividend equal to the amount, if any, by which the amount received (other than an amount, if any, in respect of interest awarded by the Court) for the Dissent Shares exceeds the paid-up capital of such Dissent Shares. See "Taxation of Dividends" below.

        A Dissenting Shareholder should be considered to have disposed of all of the Dissent Shares held by the Dissenting Shareholder as a result of the cancellation of such shares and should realize a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the proceeds of disposition of the Dissent Shares exceeds (or is less than) the aggregate of the ACB to the Dissenting Shareholder of the Dissent Shares and any reasonable costs of disposition. For purposes of determining the Dissenting Shareholder's capital gain (or capital loss), the proceeds of disposition should be equal to the amount received for the cancellation of the Dissent Shares less the aggregate of the amount of any deemed dividend referred to above and any interest awarded by the Court. The taxation of capital gains and capital losses is described below under the heading "Taxation of Capital Gains and Capital Losses".

        Interest awarded by the Court to a Dissenting Shareholder who is a Resident must be included in the Dissenting Shareholder's income for purposes of the Tax Act. Any interest paid or credited to a Dissenting Shareholder who is a Non-Resident or a partnership that is not a "Canadian partnership", as defined in the Tax Act, pursuant to a Court award will be subject to withholding tax under the Tax Act at the rate of 25% of the gross amount of such interest, subject to potential relief under an applicable income tax treaty.

        Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the Dissent Rights.

Taxation of Capital Gains and Capital Losses

Residents

        Generally, one-half of any capital gain (a "taxable capital gain") realized by a Shareholder in a taxation year must be included in the income of the Shareholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Shareholder in a taxation year may be deducted from taxable capital gains realized by the Shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

        A Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined In the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Shareholder who is an individual may give rise to a liability for minimum tax under the Tax Act.

Non-Residents

        A Non-Resident Shareholder will not be subject to taxation in Canada in respect of a disposition of Common Shares, Paramount Preferred Shares, Newco Warrants or Newco Common Shares unless such securities constitute "taxable Canadian property", as defined in the Tax Act, at the time of disposition and the Non-Resident Shareholder is not provided relief from Canadian taxation under an applicable income tax treaty.

        A Common Share or Paramount Preferred Share normally will not be taxable Canadian property of a particular Non-Resident Shareholder at a particular time provided (i) the Common Share or Paramount Preferred Share, as the case may be, is listed on a prescribed stock exchange (which includes the TSX) at the particular time and the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, within the meaning of the Tax Act, or the Non-Resident Shareholder together with persons with whom the Non-Resident Shareholder does not deal at arm's length, within the meaning of the Tax Act, do not own 25% or more of the issued shares of any class or series of Paramount at any time during the 60 months preceding the particular time, and (ii) the Common Share or Paramount Preferred Share, as the case may be, is not, at the particular time, otherwise deemed under the Tax Act to be taxable Canadian property.

        A Newco Common Share and a Newco Warrant normally will not be taxable Canadian property of a particular Non-Resident Shareholder at a particular time provided (i) the Newco Common Shares are listed on a prescribed stock exchange (which includes the TSX) at the particular time and the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, within the meaning of the Tax Act, or the Non-Resident Shareholder together with persons with whom the Non-Resident Shareholder does not deal at arm's length, within the meaning of the Tax Act, do not own 25% or more of the issued shares of any class or series of Newco at any time during the 60 months preceding the particular time, and (ii) the Newco Common Share, or Newco Warrant, as the case may be, is not, at the particular time, otherwise deemed under the Tax Act to be taxable Canadian property.

        Newco Common Shares and Newco Warrants will be taxable Canadian property to any Non-Resident Shareholder generally until the Newco Common Shares are listed on a prescribed stock exchange. Accordingly, if a Non-Resident Shareholder disposes of a Newco Common Share or a Newco Warrant prior to the listing of the Newco Common Shares on a prescribed stock exchange the Non-Resident Shareholder will be considered to have disposed of taxable Canadian property. Based upon the information contained in this Information Circular (see the discussion under the heading "Stock Exchange Listing Approvals"), Canadian Tax Counsel understands that the Newco Common Shares are expected to be listed on a prescribed stock exchange shortly after the Effective Date.

        If a Non-Resident disposes of taxable Canadian property, the disposition will give rise to a capital gain or capital loss in the same manner as described above under the heading "Taxation of Capital Gains — Residents". Any such capital gain will be subject to tax under the Tax Act, subject to potential relief under an applicable income tax treaty. A Non-Resident Shareholder is required to file a Canadian federal income tax return if such Shareholder disposes of taxable Canadian property or realizes a taxable capital gain on the disposition of any property.

        A Non-Resident Shareholder who disposes of taxable Canadian property generally is required to notify the CRA of such disposition by registered mail pursuant to section 116 of the Tax Act no later than 10 days after the disposition. Non-Resident Shareholders who dispose of taxable Canadian property and purchasers of such property should seek advice concerning compliance with section 116 of the Tax Act from their own advisors.

Taxation of Dividends

Residents

        In the case of a Shareholder who is an individual, dividends received or deemed to be received on the Common Shares or Newco Common Shares generally will be included in computing the Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

        If Proposed Amendments released by the Canadian federal Department of Finance on October 16, 2006 are enacted as currently proposed, taxable dividends received or deemed to be received on the Common Shares or Newco Common Shares by Shareholders who are individuals resident in Canada for purposes of the Tax Act generally will be eligible for an enhanced gross-up and dividend tax credit if Paramount or Newco, as the case may be, designates such dividends to be "eligible dividends" as proposed to be defined for purposes of the Tax Act. Canadian Tax Counsel has been advised by management of Paramount and Newco that any dividends that are deemed to be paid to a Dissenting Shareholder under the Arrangement will not be designated as eligible dividends.

        Dividends received or deemed to be received on Common Shares or Newco Common Shares by a Shareholder that is a corporation will be included in computing the corporation's income and normally will be deductible in computing its taxable income to the extent and in the circumstances provided in the Tax Act. In addition, in some circumstances, the amount of such dividend may be treated as proceeds of disposition or a capital gain of the Common Shares or Newco Common Shares, as the case may be, and not as a dividend. The taxation of capital gains and capital losses is described above under the heading "Taxation of Capital Gains and Capital Losses".

        A Shareholder that is a "private corporation", as defined in the Tax Act, or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a "related group", as defined in the Tax Act, of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% of any dividends received or deemed to be received on Common Shares or Newco Common Shares to the extent that such dividends are deductible in computing the Shareholder's taxable income.

Non-Residents

        Dividends paid or credited, or deemed to be paid or credited, by Paramount or Newco to a Shareholder that is a Non-Resident or a partnership that is not a "Canadian partnership", as defined in the Tax Act, will be subject to Canadian non-resident withholding tax of 25%, subject to reduction under an applicable income tax treaty.

Qualified Investment Status

        The Common Shares and Paramount Preferred Shares should be qualified investments for Exempt Plans. Based upon the information contained in this Information Circular and representations by management of Newco to Canadian Tax Counsel, Newco Common Shares and Newco Warrants should be qualified investments for Exempt Plans.

Certain United States Federal Income Tax Considerations

        The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement.

        No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

        Notice Pursuant to IRS Circular 230:    Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding U.S. federal tax penalties under the Code (as defined below). This summary was written to support the promotion or marketing of the transactions or matters addressed by this Information Circular (including the Arrangement). Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder's particular circumstances, from an independent tax advisor.

Scope of this Disclosure

Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares (and after the Arrangement, a beneficial owner of Newco Common Shares and Warrant Units) that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

        A "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. Holders that are expatriates or former long-term residents of the U.S.; or (j) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares of Paramount entitled to vote. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares (or after the Arrangement, Newco Common Shares and Warrant Units), the U.S. federal income tax consequences of the Arrangement to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

Tax Consequences in Other Jurisdictions Not Addressed

        This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Arrangement to U.S. Holders. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local and foreign tax consequences of the Arrangement.

Transactions Not Addressed

        This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any stock option, warrant, or other right to acquire Common Shares; (b) any conversion of any note, debenture, or other debt instrument of Paramount; and (c) any conversion of any stock option, warrant, or other right to acquire Common Shares into a stock option, warrant, or other right to acquire Newco Common Shares.

Assumptions

        This summary assumes that Paramount is not, and has never been, a passive foreign investment company for U.S. federal income tax purposes (a "PFIC"). A foreign corporation is a PFIC for a particular tax year if: (a) 75% or more of its gross income for the taxable year is passive income or (b) 50% or more of the average value of its assets held during the taxable year produce or are held for the production of passive income. See "Passive Foreign Investment Company" for a more detailed discussion of the rules applicable to PFICs.

U.S. Federal Income Tax Consequences of the Arrangement

        The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. This summary assumes that (a) the exchange of a fraction of each Common Share for a Paramount Preferred Share, (b) the increase in each fractional Common Share into a full Common Share, (c) the transfer by the Shareholders of each Paramount Preferred Share to Newco in exchange for Newco Common Shares, (d) the redemption of each Paramount Preferred Share by Paramount in exchange for promissory notes of Paramount, (e) the transfer of the Spinout Assets by Paramount to Newco in exchange for Newco Preferred Shares, a promissory note of Newco and the cancellation of a promissory note of Paramount and (f) the issuance of the Warrant Units to the Newco shareholders, will properly be treated, under the step-transaction doctrine or otherwise, as the distribution by Paramount of the Newco Common Shares and the Warrant Units to Shareholders under Section 301 of the Code.

        There can be no assurance that the IRS will not challenge this U.S. federal income tax treatment of the Arrangement or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

Distribution of Newco Common Shares and Warrant Units

        U.S. Holders will be required to include the fair market value of the Newco Common Shares and Warrant Units received pursuant to the Arrangement in gross income as a dividend to the extent of the current or accumulated "earnings and profits" of Paramount. To the extent that the fair market value of the Newco Common Shares and Warrant Units exceeds the current and accumulated "earnings and profits" of Paramount, the distribution of the Newco Common Shares and Warrant Units pursuant to the Arrangement will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Any such dividend generally will not be eligible for the "dividends received deduction" in the case of corporate U.S. Holders. Paramount and Newco have not determined, and will not determine, the value of the Newco Common Shares and Warrant Units to the U.S. Holders as of the Effective Time for U.S. federal income tax purposes. The IRS will not be bound by any value placed on the Newco Common Shares and Warrant Units by Paramount, Newco or the U.S. Holders. Accordingly, the IRS may place a value on the Newco Common Shares and Warrant Units that is different than any value placed on the Newco Common Shares and Warrant Units by Paramount, Newco or the U.S. Holders. Each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the value of the Newco Common Shares and Warrant Units as of the Effective Time.

        A U.S. Holder's initial tax basis in the Newco Common Shares and Warrant Units received pursuant to the Arrangement will be equal to the fair market value of such Newco Common Shares and Warrant Units on the date of distribution. A U.S. Holder's holding period for the Newco Common Shares and Warrant Units received pursuant to the Arrangement will begin on the day after the date of distribution.

Dissenting U.S. Holders

        A U.S. Holder that exercises the right to dissent from the Arrangement and is paid cash for all of such U.S. Holder's Common Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Common Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in the Common Shares surrendered.

        Such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Information Reporting; Backup Withholding Tax

        The distribution within the U.S., or by a U.S. payor or U.S. middleman, of the Newco Common Shares and Warrant Units pursuant to the Arrangement generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Newco Common Shares

Distributions on Newco Common Shares

  General Taxation of Distributions

        Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Newco Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of Newco's current or accumulated "earnings and profits." To the extent that a distribution exceeds Newco's current and accumulated "earnings and profits," such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Newco Common Shares and, (b) thereafter, as gain from the sale or exchange of such Newco Common Shares. (See "Disposition of Newco Common Shares" below). Dividends received on the Newco Common Shares generally will not be eligible for the "dividends received deduction".

  Reduced Tax Rates for Certain Dividends

        For taxable years beginning before January 1, 2011, a dividend paid by Newco generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Newco is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Newco Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date."

        Newco generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) Newco is eligible for the benefits of the Canada-US Tax Convention, or (b) the Newco Common Shares are readily tradable on an established securities market in the U.S. However, even if Newco satisfies one or more of such requirements, Newco will not be treated as a QFC if Newco is a PFIC for the taxable year during which Newco pays a dividend or for the preceding taxable year.

        As discussed below, Newco expects that it will be a PFIC for the current taxable year. (See "Passive Foreign Investment Company" below). Accordingly, Newco does not expect to be a QFC for the current or subsequent taxable year.

  Distributions Paid in Foreign Currency

        The amount of a distribution received on the Newco Common Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Newco Common Shares

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Newco Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's adjusted tax basis in the Newco Common Shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Newco Common Shares are held for more than one year.

        Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Deduction or Credit

        A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on Newco Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a

U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "general income," and certain other categories of income). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Newco Common Shares and foreign currency gains generally will be treated as "U.S. source" for purposes of applying the foreign tax credit rules. Dividends received on the Newco Common Shares generally will be treated as "foreign source" and generally will be categorized as "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of applying the foreign tax credit rules. However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to "passive category income" and "general category income" (and the other categories of income, including "financial services income," are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

        Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Newco Common Shares may be subject to information reporting and backup withholding tax, at the rate of 28 percent, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company

        Newco generally will be a PFIC under Section 1297(a) of the Code if, for a taxable year, (a) 75 percent or more of Newco's gross income for such taxable year is passive income or (b) on average, 50 percent or more of the assets held by Newco either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if Newco is not publicly traded and makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

        For purposes of the PFIC income test and asset test described above, if Newco owns, directly or indirectly, 25 percent or more of the total value of the outstanding shares of another foreign corporation, Newco will be treated as if Newco (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income. Net gains from commodities transactions may generally be excluded from passive income if such gains are active business gains from the sales of commodities, and if substantially all of the non-U.S. corporation's commodities are stock in trade, inventory, property held for sale to customers in the ordinary course of business, depreciable assets, or supplies of a type that are regularly consumed by the corporation in the ordinary course of its business. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

        Newco expects that Newco will be a PFIC for the current taxable year and that Newco may be a PFIC in future taxable years. The determination of whether Newco will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether Newco will be a PFIC for the current taxable year and each subsequent taxable year depends on Newco's assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus. Accordingly, there can be no assurance that the IRS will not challenge the determination made by Newco concerning Newco's PFIC status or that Newco will not be a PFIC for any taxable year.

  Default PFIC Rules Under Section 1291 of the Code

        If Newco is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Newco Common Shares will depend on whether such U.S. Holder makes an election to treat Newco as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a QEF Election) or a mark-to-market election under Section 1296 of the Code (a Mark-to-Market Election). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

        A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Newco Common Shares and (b) any excess distribution received on the Newco Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125 percent of the average distributions received during the three preceding taxable years (or during a U.S. Holder's holding period for the Newco Common Shares, if shorter).

        Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Newco Common Shares, and any excess distribution received on Newco Common Shares, must be rateably allocated to each day in a Non-Electing U.S. Holder's holding period for such Newco Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Newco Common Shares (other than years prior to Newco's first taxable year beginning after December 31, 1986 for which Newco was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Newco Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

        If Newco is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Newco Common Shares, Newco will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Newco ceases to be a PFIC in one or more subsequent taxable years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Newco Common Shares were sold on the last day of the last taxable year for which Newco were a PFIC.

        In addition, if Newco is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition by Newco of the shares of such other foreign corporation or a distribution received by Newco from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed above. To the extent that gain recognized on the actual disposition by a U.S. Holder of Newco Common Shares or income recognized by a U.S. Holder on an actual distribution received on Newco Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

  QEF Election

        A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code as discussed above. A U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Newco Common Shares. Furthermore, for each taxable year in which Newco is a PFIC, an electing U.S. Holder will recognize, for U.S. federal income tax purposes, such U.S. Holder's pro rata share of (a) Newco net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and Newco ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Accordingly, an electing U.S. Holder would not have any income inclusions as a result of the QEF Election so long as Newco does not generate any net income. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net Short Term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will include such U.S. Holder's pro rata share of Newco's net capital gain and ordinary earnings for each taxable year in which Newco is a PFIC, even though such amounts may not be distributed to such U.S. Holder by Newco. A U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

        A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from Newco to the extent that such distribution represents Newco "earnings and profits" that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in Newco Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.

        The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election generally will be "timely" if it is made for the first year in a U.S. Holder's holding period for Newco Common Shares in which Newco is a PFIC. In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder's U.S. federal income tax return for such first year. However, if Newco were a PFIC in a prior year in a U.S. Holder's holding period for the Newco Common Shares, then in order to be treated as making a "timely" QEF Election, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Newco Common Shares were sold on the qualification date for an amount equal to the fair market value of the Newco Common Shares on the qualification date. The "qualification date" is the first day of the first taxable year in which Newco were a QEF with respect to such U.S. Holder. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

        Under applicable Treasury Regulations, a U.S. Holder that holds Newco Warrants may not make a QEF Election that will apply to either (a) the holder's Newco Warrants or (b) the Newco Common Shares subject to the holder's Newco Warrants. In addition, if a U.S. Holder holds Newco Warrants, the holding period with respect to the Newco Common Shares acquired on the exercise of the Newco Warrants will include the period that such Newco Warrants were held for PFIC purposes.

        A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, Newco ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which Newco is not a PFIC. Accordingly, if Newco becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which Newco qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in Newco Common Shares. Accordingly, if such U.S. Holder reacquires an interest in Newco, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which Newco were a PFIC. In the event that Newco is a PFIC, U.S. Holders should be aware that

Newco may not satisfy record keeping requirements that apply to a QEF and may not supply U.S. Holders with information that such U.S. Holders require to make a QEF Election and report under the QEF rules. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

  Mark-to-Market Election

        A U.S. Holder may make a Mark-to-Market Election only if Newco Common Shares are marketable stock. Newco Common Shares generally will be "marketable stock" if the Newco Common Shares are regularly traded on a qualified exchange or other market. For this purpose, a "qualified exchange or other market" includes (a) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the Newco Common Shares are traded on such a qualified exchange or other market, the Newco Common Shares generally will be "regularly traded" for any calendar year during which the Newco Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

        A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless Newco Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

        A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Newco Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, Newco Common Shares.

        A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which Newco is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Newco Common Shares as of the close of such taxable year over (b) such U.S. Holder's adjusted tax basis in such Newco Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Newco Common Shares over (ii) the fair market value of such Newco Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

        A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder's tax basis in the Newco Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Newco Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

        The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Newco Common Shares.

U.S. Federal Income Tax Consequences of the Ownership, Exercise and Disposition of Newco Warrants

Receipt of Warrant Units

        The U.S. federal income tax consequences of the Warrant Units are uncertain. A Warrant Unit may be treated as two warrants: a Newco Short Term Warrant and a Newco Longer Term Warrant. Alternatively, a Warrant Unit may be treated as a single warrant and upon the exercise of such warrant, the U.S. Holder would acquire Newco Common Shares and a Newco Longer Term Warrant on a tax-free basis, with the initial tax basis allocated among the Newco Common Shares and the Newco Longer Term Warrant according to their respective fair market values at the time of exercise. There can be no assurance that the IRS will not take the position that the exercise of a Newco Short Term Warrant for the Newco Common Shares and a Newco Longer Term Warrant is a tax-free acquisition of Newco Common Shares pursuant to the rules described below and a taxable exchange of a warrant for another warrant upon which the U.S. Holder recognizes a gain. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the receipt of the Warrant Units and the exercise thereof.

Exercise of Newco Warrants

        To the extent a U.S. Holder is eligible to exercise the holder's Newco Warrants, a U.S. Holder should not recognize gain or loss on the exercise of the holder's Newco Warrants and related receipt of a Newco Common Share (except if cash is received in lieu of the issuance of a fractional Newco Common Share). A U.S. Holder's initial tax basis in the Newco Common Shares received on the exercise of Newco Warrants should be equal to the sum of (a) such U.S. Holder's tax basis in such Newco Warrants plus (b) the exercise price paid by such U.S. Holder on the exercise of such Newco Warrants. A U.S. Holder's holding period for the Newco Common Shares received on the exercise of Newco Warrants should begin on the date that such Newco Warrants are exercised by such U.S. Holder.

Disposition of Newco Warrants

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Newco Warrants in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Newco Warrants sold or otherwise disposed of. Subject to the "passive foreign investment company" rules discussed above, any such gain or loss generally will be a short term capital gain or loss (provided that the Newco Common Shares to be issued on the exercise of such Newco Warrants would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder).

Expiration of Newco Warrants Without Exercise

        Upon the lapse or expiration of a Newco Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder's tax basis in the Newco Warrant. Any such loss generally will be a capital loss (provided that the Newco Common Share to be issued on the exercise of such Newco Warrant would have been a capital asset if acquired by the U.S. Holder). Any such capital loss will be short term capital loss as the Newco Warrants expire before one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Newco Warrants

        Under Section 305 of the Code, an adjustment to the number of Newco Common Shares that will be issued on the exercise of Newco Warrants, or an adjustment to the exercise price of Newco Warrants, may be treated as a constructive distribution to a U.S. Holder of the Newco Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder's proportionate interest in the "earnings and profits" or assets of Newco, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of Newco). (See more detailed discussion of the rules applicable to distributions made by Newco at "Distributions on Newco Common Shares" above).

Rights of Dissent

        The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Shareholder's Common Shares and is qualified in its entirety by the reference to the full text of the Interim Order which is attached to this Information Circular as Appendix B and the full text of section 191 of the ABCA which is attached to this Information Circular as Appendix G. A Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of section 191 of the ABCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

        The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

        Under the Interim Order, a registered Shareholder is entitled, in addition to any other rights he may have, to dissent and to be paid by Paramount the fair value of the Common Shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the Meeting. A Shareholder may dissent only with respect to all of the Common Shares held by him or on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such Common Shares is entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise his right of dissent must make arrangements for the Common Shares beneficially owned by him to be registered in his name prior to the time the written objection to the Arrangement Resolution is required to be received by Paramount or, alternatively, make arrangements for the registered holder of his Common Shares to dissent on his behalf.

        A Dissenting Shareholder must send to Paramount a written objection to the Arrangement Resolution, which written objection must be received by Paramount, Attention: Corporate Secretary at the head office of Paramount, 4700, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5, before the Meeting or by the Chairman of the Meeting at the Meeting. No Shareholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. An application may be made to the Court by Paramount or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder's Common Shares. If such an application to the Court is made by either Paramount or a Dissenting Shareholder, Paramount must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay him an amount considered by the board of directors to be the fair value of the Common Shares held by such Dissenting Shareholder. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Paramount is the applicant, or within 10 days after Paramount is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer must be made on the same terms to each Dissenting Shareholder and must be accompanied by a statement showing how the fair value was determined.

        A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order under subsection 191(13) of the ABCA fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Paramount and in favour of each of those Dissenting Shareholders, and fixing the time within which Paramount must pay that amount to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder under the ABCA until the date of payment.

        Paramount shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that Paramount is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the assets of Paramount would by reason of the payment be less than the aggregate of its liabilities. In such event, Paramount shall, within 10 days after the pronouncement of the order under subsection 191(13) of the ABCA, or the making of an agreement between a Dissenting Shareholder and Paramount as to the payment to be made for such Dissenting Shareholder's Common Shares, notify each Dissenting Shareholder that it is lawfully unable to pay Dissenting Shareholders for their Common Shares. In such event, each Dissenting Shareholder retains his status as a claimant against Paramount to be paid as soon as Paramount is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to holders of then outstanding shares of Paramount.

        All Common Shares held by Dissenting Shareholders will be deemed to be transferred to Paramount for cancellation on the Effective Date in exchange for payment of the fair value of such Common Shares determined as of the close of business on the last business day before the Arrangement is approved by the Shareholders at the Meeting.

        The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligation of Paramount to complete the Arrangement that the board of directors of Paramount shall have determined to proceed with the Arrangement having considered the number of Common Shares in respect of which rights of dissent have been exercised.

Interests of Certain Persons in the Spinout

        Management of Paramount understands that each of the directors and officers of Paramount presently intends to vote the Common Shares owned or over which control and direction is exercised, by them in favour of the Arrangement Resolution. As at November 30, 2006, the directors and officers of Paramount owned, or exercised control and direction over, approximately 54% of the issued and outstanding Common Shares.

Expenses of the Spinout

        The estimated costs relating to the Spinout are expected to be approximately $2 million. These costs will be borne equally by Paramount and Newco.

Risks Relating to the Spinout

        The Spinout may not be completed, and if completed, the benefits of the Spinout to Shareholders expected by Paramount, as described in this Information Circular, may not be realized.

        You should also carefully consider the risk factors related to Paramount incorporated by reference in this Information Circular and the risk factors related to Newco in Appendix D, "Information Concerning Newco — Risk Factors".

Legal Matters

        Macleod Dixon LLP, Canadian legal counsel to Paramount, has advised Paramount with respect to certain legal matters in connection with the Spinout and Felesky Flynn LLP, Canadian tax counsel to Paramount, has advised Paramount with respect to certain Canadian federal income tax matters in connection with the Spinout.

        Dorsey & Whitney LLP, U.S. legal counsel to Paramount, has advised Paramount with respect to certain U.S. legal matters in connection with the Spinout, including with respect to certain U.S. tax considerations.

        As at December 8, 2006, the partners and associates of each of Macleod Dixon LLP, Felesky Flynn LLP and Dorsey & Whitney LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

INFORMATION CONCERNING NEWCO AND THE WARRANT UNITS

        The following sets forth certain key information relating to Newco and the Warrant Units. Further information is contained in Appendix D.

Description of Newco

Newco's Business

        Following completion of the Spinout, Newco will own the Spinout Assets and the Ancillary Assets. The Spinout Assets consist of: (i) the rights under the MDFI Agreement respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-In Properties"), covering approximately 412,500 hectares; and (ii) oil and gas properties in the

Colville Lake area of the Mackenzie Valley, Northwest Territories covering approximately 600,000 hectares (approximately 385,000 hectares net).

Mackenzie Delta Farm-In Properties

        Under the MDFI Agreement, Newco will be the operator of the Farm-in Properties and can earn a staged 50% working interest in the Farm-in Properties by drilling 11 wells over a period of four years as well as making required deposit and penalty payments during that period, which will be up to $21 million and are currently estimated to be approximately $11 million. Upon satisfying the drilling commitments under the MDFI Agreement in full, a 50% interest in the existing three discovery wells on the lands covered by the MDFI Agreement also will be earned. Under the MDFI Agreement, Newco also will be required to acquire a total of $50 million of 3D seismic on the Farm-in Properties and surrounding lands prior to the end of the 2011/12 winter drilling season.

        Newco's capital expenditures to the end of the 2007/08 winter drilling season on the Farm-In Properties and to satisfy Newco's other obligations under the MDFI Agreement are estimated to be approximately $130 million. Proceeds from the exercise of the Newco Warrants issued under the Arrangement will be used to fund all or a portion of these capital expenditures, depending on the proceeds realized from the exercise of the Newco Warrants.

Colville Lake Oil and Gas Properties in the Mackenzie Valley

        The Colville Lake oil and gas properties, all in the Mackenzie Valley, Northwest Territories, are at Nogha (Exploration Licence #426, Exploration Licence #430 and concession agreement regarding lands in the Colville Lake region of the Sahtu settlement area), Maunoir (Exploration Licence #399 and Exploration Licence #428), Turton (Exploration Licence #414), Kelly (Exploration Licence #424) and Great Bear River (Exploration Licence #440). The Nogha, Maunoir and Turton properties will be held by Newco through a 50/50 joint venture with an industry partner, and the Kelly and Great Bear River properties will be wholly-owned by Newco.

        Ten wells have been drilled to date on the Colville Lake oil and gas properties (four at or near Nogha, four at Maunoir and two at Turton), eight of which have been cased and suspended and two of which have been abandoned. Discoveries have been made by Paramount at Nogha and Maunoir.

        An evaluation of the potential resources of the Nogha property at Colville Lake conducted by McDaniel, independent reserves evaluator, estimates the potential raw contingent resources of the property to be approximately 55.7 Bcf (mid case) and 181.5 Bcf (high case).

        Approximately $82.2 million in net capital expenditures have been spent to date by Paramount on the Colville Lake oil and gas properties. In 2007/08, Newco plans to shoot seismic in the Kelly and Nogha areas for an estimated cost of $15 million, defining drilling for the 2008/09 winter drilling season.

Directors and Management

        There are expected to be six directors of Newco following completion of the Spinout, with at least three of such directors being independent. Clayton H. Riddell and James H. T. Riddell will be directors, and three additional independent directors are intended to be appointed prior to or contemporaneous with the completion of the Spinout. In addition, a President of Newco is expected to be appointed on or prior to the Effective Date who will also be a director. It is anticipated that Clayton H. Riddell will be the Chairman of the board of Newco and that James H. T. Riddell will hold a senior executive position with Newco.

        The initial officers of Newco known at this time are Clayton H. Riddell as Chief Executive Officer, Bernard K. Lee as Chief Financial Officer and Charles E. Morin as Corporate Secretary, General Counsel and Manager, Land. Messrs C. H. Riddell, Lee and Morin currently hold the same positions with Paramount, and will continue to hold these positions with Paramount following completion of the Spinout.

        Paramount will issue a news release prior to the Meeting identifying the independent directors and the President, if one is appointed.

        Following completion of the Spinout, Newco will have access to certain of Paramount's employees under the Services Agreement pursuant to which Paramount will provide administrative and certain operational services to Newco. The Services Agreement will provide that Newco will pay Paramount its reasonable costs incurred in providing the services to Newco plus 10% of such costs. The Services Agreement will terminate on December 31, 2007, subject to extension, unless terminated by either party on six months' prior written notice to the other party. It is anticipated that Newco ultimately will operate completely independently from Paramount with its own full complement of management and employees.

Ownership of Newco

	Immediately Following the Completion of the Spinout(1)		Immediately Following the Expiry Date of the Newco Short Term Warrants(1)(2)(4)		Immediately Following the Expiry Date of the Newco Longer Term Warrants(1)(2)(3)(4)
	(# of Newco Common Shares and % of Outstanding Newco Common Shares)
Paramount(5)	18,200,000	(87%)	18,200,000	(52%)	18,200,000	(37%)
Clayton H. Riddell(6)	1,334,639	(6%)	8,007,834	(23%)	14,681,029	(30%)
Other Newco shareholders	1,474,044	(7%)	8,844,264	(25%)	16,214,484	(33%)

All Newco shareholders	21,008,683		35,052,098		49,095,513

Notes:

(1)
Based on the number of Common Shares outstanding on November 30, 2006 and assuming that neither Paramount nor Clayton H. Riddell acquire or sell any Newco Common Shares (other than on exercise of Newco Warrants) between the completion of the Spinout and September 30, 2007.

(2)
Assuming the exercise of all Newco Short Term Warrants.

(3)
Assuming the exercise of all Newco Longer Term Warrants.

(4)
Assuming all Newco Warrants that will be beneficially owned, or over which control and direction will be exercised, directly and indirectly, by Mr. Riddell will be exercised.

(5)
As if all of the Newco Preferred Shares issued to Paramount under the Arrangement were converted into Newco Common Shares.

(6)
Includes all Newco Common Shares that will be beneficially owned, or over which control and direction will be exercised, directly and indirectly, by Mr. Riddell.

Description of the Warrant Units

        Each Warrant Unit will consist of one Newco Short Term Warrant and one Newco Longer Term Warrant. Each Newco Warrant will entitle the holder to purchase one Newco Common Share or one Newco Flow-Through Share as described below. Each Newco Longer Term Warrant will not be exercisable, and will not be separable from the corresponding Newco Short Term Warrant included in the Warrant Unit, unless the corresponding Newco Short Term Warrant is exercised. The Newco Warrants will be issued under the Newco Warrant Indenture.

        Each Newco Short Term Warrant will entitle the holder thereof to acquire, at the holder's option: (i) one Newco Common Share at a price of $5.00; or (ii) one Newco Flow-Through Share at a price of $6.25. The Newco Short Term Warrants will be exercisable until 4:30 p.m. (Calgary time) on February 16, 2007.

        Each Newco Longer Term Warrant which becomes exercisable will entitle the holder thereof to acquire, at the holder's option: (i) one Newco Common Share at a price of $6.00; or (ii) one Newco Flow-Through Share at a price of $7.50. The Newco Longer Term Warrants will expire at 4:30 p.m. (Calgary time) on September 30, 2007.

        The Newco Warrant Indenture will provide for adjustment in the number of Newco Common Shares issuable upon the exercise of the Newco Warrants and/or the exercise price per Newco Common Share upon the occurrence of certain events. Computershare, as trustee under the Newco Warrant Indenture, may at its own discretion or upon written request of Newco or holders of Newco Warrants convene a meeting of the holders of Newco Warrants.

Restrictions on Exercise of Newco Warrants by U.S. Warrantholders

        The Newco Warrants may be exercised only by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person, and is not exercising the Newco Warrants for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to Newco to the effect that the exercise of the Newco Warrants does not require registration under the 1933 Act or state securities laws.

Exercise of Newco Warrants for Newco Flow-Through Shares

        In order to exercise Newco Warrants to purchase Newco Flow-Through Shares, a subscription form must be completed by the registered holder of the Newco Warrants setting forth certain information relating to, and containing representations and covenants by or on behalf of, the beneficial purchaser of the Newco Flow-Through Shares. Any Newco Warrants held through a broker or other participant in a book-entry system (that is, where the Newco Warrants are registered in the name of a depositary or its nominee) will not be able to be exercised for Newco Flow-Through Shares since the depositary will not be in a position to provide the requisite information, representations and covenants. Accordingly, in order for a beneficial owner of Newco Warrants which are held under a book-entry system to purchase Newco Flow-Through Shares, such owner must make arrangements with the broker or other participant through whom the Newco Warrants are held to have the Newco Warrants withdrawn from the book-entry system and registered in the name of the beneficial owner or another party who can properly exercise the Newco Warrants (which may be the owner's broker), in sufficient time prior to the expiry date to permit such exercise.

        Beneficial owners of Newco Warrants which are not also registered in the owner's name and who may wish to purchase Newco Flow-Through Shares should contact their broker or other person through whom their Newco Warrants are held as soon as possible to ensure that all necessary steps are taken and information provided in order for the Newco Warrants to be properly exercised for Newco Flow-Through Shares.

        By exercising Newco Warrants for Newco Flow-Through Shares, the holders thereof will make those representations to, and covenants with, Newco set forth in Appendix E hereto, and by issuing the Newco Flow-Through Shares Newco will make those representations to, and covenants with, such holders set forth in Appendix E hereto.

INFORMATION CONCERNING PARAMOUNT

        Paramount's registered, head and principal office is located at Suite 4700, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5.

        Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Paramount at Suite 4700, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5 (Telephone (403) 290-3600) or by accessing the disclosure documents available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com.

        The following documents, or portions thereof, of Paramount have been filed with the securities commission or similar authority in certain of the provinces of Canada and are specifically incorporated by reference into, and form an integral part of, this Information Circular:

  1.
  Paramount's Annual Information Form for the year ended December 31, 2005 dated March 12, 2006;

  2.
  Paramount's audited comparative consolidated financial statements for the year ended December 31, 2005, including the auditor's report thereon, and the accompanying management's discussion and analysis;

  3.
  Paramount's Management Proxy Circular dated March 3, 2006 relating to the annual and special meeting of Paramount's Shareholders held on May 10, 2006;

  4.
  Paramount's unaudited comparative interim consolidated financial statements for the nine and three month periods ended September 30, 2006 and the accompanying management's discussion and analysis; and

  5.
  Press release of Paramount dated November 28, 2006 in respect of the completion of a flow-through share financing by Paramount.

        Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Information Circular.

OTHER BUSINESS

Approval of the Newco Stock Option Plan and Grants to be Made Thereunder

        At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Newco Stock Option Plan and the grant of stock options to acquire an aggregate of up to 1,620,000 Newco Common Shares thereunder (representing approximately 8% of the aggregate outstanding Newco Common Shares and Newco Preferred Shares after giving effect to the Spinout) on or prior to the Effective Date to officers, directors and employees (if any) of Newco at an exercise price of $5.00 per share.

        It is possible that the exercise price of $5.00 per share may represent a discount to the market price for Newco Common Shares after the Newco Common Shares begin trading on the TSX; however, the Newco Common Shares may trade at or below the $5.00 exercise price. An exercise price of $5.00 per share is being used in order to align the exercise price of the initial stock options granted by Newco with the exercise price for the Newco Short Term Warrants and the attributed issue price of the Newco Common Shares and Newco Preferred Shares under the Arrangement.

        The following table sets forth the proposed allocation of the stock options to acquire up to 1,620,000 Newco Common Shares to be granted to officers, directors and employees (if any) of Newco on or prior to the Effective Date. After the Effective Date, stock options granted by Newco will have an exercise price based on the trading price of the Newco Common Shares.

Grantees	Newco Common Shares Under Options to be Granted (#)(1)	Exercise Price ($/Newco Common Share)	Expiration Date
Officers(2)
Clayton H. Riddell Chief Executive Officer	200,000	$5.00
President(3)	250,000	$5.00
Bernard K. Lee Chief Financial Officer	60,000	$5.00	4 1/2 years from the Effective Date for all
Charles E. Morin Corporate Secretary	60,000	$5.00
Chief Operating Officer(3)	100,000	$5.00
Directors(4)
James H. T. Riddell(5)	200,000	$5.00	4 1/2 years from the Effective Date for all
Other Directors	50,000 each	$5.00
Employees	up to 600,000	$5.00	4 1/2 years from the Effective Date for all

Notes:

(1)
The numbers shown represent the maximum number of Newco Common Shares issuable under options granted. Options to acquire a lesser number of Newco Common Shares may be granted.

(2)
It is currently anticipated that the officers set forth will be officers of Newco at the Effective Date and that Newco will have the offices set forth; however, certain of the offices, other than that of Chief Executive Officer, may be held by other individuals and Newco may not have all of these offices. The options set forth in respect of each office will be allocated only to the individual holding such office, if such office exists. Options will not be re-allocated if a lesser number of options is granted in respect of a particular office or if a particular office does not exist.

(3)
These offices are anticipated to exist, but the officers who will hold such offices have not been determined or appointed as of the date hereof.

(4)
Directors who are not also officers.

(5)
Mr. Riddell is anticipated to hold a senior executive position with Newco in addition to being a director.

        Under the Newco Stock Option Plan, Newco's board of directors may grant stock options to employees, officers and directors of Newco or a subsidiary of Newco (collectively, "Newco Service Providers"). The Newco Stock Option Plan is intended to afford Newco Service Providers with an opportunity to obtain a proprietary interest in Newco by permitting them to purchase Newco Common Shares and to aid in attracting, as well as retaining and encouraging, the continued involvement of such persons with Newco.

        A copy of the Newco Stock Option Plan is set out in Appendix F to this Information Circular.

        Under the Newco Stock Option Plan:

  1.
  stock options may be granted in such numbers and with such vesting provisions as the Newco board of directors may determine;

  2.
  the exercise price of stock options shall be determined by the Newco board of directors and may not be less than the "market price" of the Newco Common Shares at the date of granting such option. For purposes of the Newco Stock Option Plan, "market price" means the closing trading price of the Newco Common Shares on the TSX on the trading date prior to the date on which the stock option is granted or, if the Newco Common Shares are not listed on any exchange, the market price shall be such price as is determined by Newco's board of directors, in good faith;

  3.
  the maximum term for stock options is ten years (although stock options are expected to be granted with a 4 1/2 year term), subject to extension by Newco to ten business days past the end of any "Black-Out Period" that may be in effect (which is defined in the Newco Stock Option Plan to mean any period of time when, pursuant to any policies of Newco, certain designated persons, including holders of stock options, cannot trade in any securities of Newco) so that Newco Service Providers will not be penalized, by not being able to exercise their stock options when they otherwise would have been able to do so, as a result of black-out periods imposed by Newco's policies in order to foster good corporate governance;

  4.
  the stock options will not be assignable or transferable, except for a limited right of assignment allowable upon the death, incapacity or disability of an optionee;

  5.
  the aggregate number of Newco Common Shares reserved for issuance pursuant to stock options granted to any one person, when combined with any other security based compensation arrangement, may not exceed 5% of the aggregate number of Newco Common Shares and Newco Preferred Shares outstanding (on a non-diluted basis);

  6.
  the number of Newco Common Shares issued to "insiders" within any one-year period pursuant to the Newco Stock Option Plan, when combined with any other security based compensation arrangement, may not exceed 10% of the aggregate number of Newco Common Shares and Newco Preferred Shares outstanding (on a non-diluted basis);

  7.
  the number of Newco Common Shares issuable to "insiders" at any time pursuant to the Newco Stock Option Plan, when combined with any other security based compensation arrangement, may not exceed 10% of the aggregate number of Newco Common Shares and Newco Preferred Shares outstanding (on a non-diluted basis);

  8.
  the issuance of Newco Common Shares to any one "insider" and such insider's associates pursuant to the Newco Stock Option Plan, when combined with any other security based compensation arrangement, within a one year period may not exceed 5% of the aggregate number of Newco Common Shares and Newco Preferred Shares outstanding (on a non-diluted basis);

  9.
  vesting of stock options may, at the discretion of Newco's board of directors, be accelerated in the event of a "change of control" of Newco or in the event of a proposed take-over of Newco;

  10.
  vested stock options may be surrendered for a cash amount equal to the excess, if any, of the volume weighted average trading price of the Newco Common Shares on the TSX for the five trading days immediately prior to the date the stock options are surrendered (the "VWAP") (less applicable withholdings) multiplied by the number of Newco Common Shares represented by the stock options surrendered, over the aggregate exercise price of the surrendered stock options (the "Cash Settlement Amount") or that number of Newco Common Shares determined by dividing the Cash Settlement Amount by the VWAP, and rounding down to the next highest whole number; however the Corporation is not obligated to accept any surrender of stock options for cash or Newco Common Shares; and

  11.
  the aggregate number of Newco Common Shares that may be reserved for issuance under the Newco Stock Option Plan, together with any Newco Common Shares reserved for issuance under any other security based compensation arrangement, must not exceed 10% of the aggregate number of Newco Common Shares and Newco Preferred Shares, on a non-diluted basis, outstanding at that time. For greater clarity, the Newco Stock Option Plan is "reloading" in the sense that, in the event of the exercise or cancellation of any stock options, Newco could make a further grant of stock options, provided that the 10% maximum was not exceeded.

        No financial assistance will be provided by Newco to optionees to exercise stock options granted under the Newco Stock Option Plan.

        In the event of the resignation or retirement, or the termination of the employment, of a holder of stock options, such stock options shall cease and terminate at the time of such cessation or termination or such later date up to the expiry of such stock options as determined by Newco's board of directors. In the event of the death of a holder of stock options, such stock options shall cease and terminate at the time of death or such later date up to the expiry of such stock options as determined by Newco's board of directors.

        The Newco board of directors may amend or terminate the Newco Stock Option Plan at any time without the consent of the participants therein. In particular, the board of Newco will have the power and authority to approve amendments relating to the Newco Stock Option Plan or to stock options granted thereunder, without further approval of the Newco shareholders, to the extent that such amendments relate to: (i) altering, extending or accelerating the terms or conditions of vesting of any stock options; (ii) extending the term of stock options held by a person other than a person who, at the time of the extension, is an insider of Newco, provided that the term does not extend beyond ten years from the date of grant; (iii) accelerating the expiry date in respect of stock options; (iv) determining the adjustment provisions pursuant to Section 13 of the Newco Stock Option Plan; (v) amending the definitions contained within the Newco Stock Option Plan; (vi) amending or modifying the mechanics of exercise of the stock options; (vii) amendments of a "housekeeping" nature; or (viii) amendments related to removing the reference to Newco Preferred Shares, and amending the definition of "Total Shares" in the Newco Stock Option Plan in that regard, when there are no longer Newco Preferred Shares outstanding. Any amendments shall be subject to the prior consent of any applicable securities regulatory bodies, including the TSX. Any amendment to the Newco Stock Option Plan shall take effect only with respect to stock options granted after the effective date of such amendment, provided that it may apply to any previously granted stock options with the mutual consent of Newco and the optionees to whom such Newco stock options have been granted.

        TSX rules will require the Newco Stock Option Plan to be put before the holders of Newco Common Shares for re-approval at Newco's third annual general meeting and every three years thereafter.

        At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution (on a disinterested basis) to approve the Newco Stock Option Plan:

    "BE IT RESOLVED as an ordinary resolution that the Newco Stock Option Plan set out in Appendix F to the Information Circular of Paramount Resources Ltd. dated December 8, 2006 is approved."

        In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Shareholders, excluding Common Shares beneficially owned and controlled, directly and indirectly, by directors and officers and proposed directors and officers of Newco, who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the Newco Stock Option Plan.

        Approval of the Newco Stock Option Plan requires such disinterested approval under the policies of the TSX because the Newco Common Shares are being aggregated with the Newco Preferred Shares, which have different economic and other rights, to determine the maximum number of Newco Common Shares which may be issuable under options granted to "insiders" (i.e. officers and directors) of Newco. They are being aggregated since the Newco Preferred Shares will be automatically converted into Newco Common Shares once Newco has received $60 million in proceeds from the issuance of Newco Common Shares.

        At the Meeting, Shareholders will also be asked to consider and, if deemed advisable, to approve the following ordinary resolution (on a disinterested basis) to approve the stock options to be granted under the Newco Stock Option Plan on or prior to the Effective Date:

    "BE IT RESOLVED as an ordinary resolution that the grant of stock options to officers, directors and employees of Newco as described in the Information Circular of Paramount Resources Ltd. dated December 8, 2006 is approved."

        In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Shareholders, excluding Common Shares beneficially owned and controlled, directly and indirectly, by persons to whom the stock options are to be granted, who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the option grants.

        Approval of the option grants requires such disinterested approval under the policies of the TSX because the exercise price of the options is being determined prior to a trading price for the Newco Common Shares being established.

GENERAL PROXY MATTERS

Solicitation of Proxies

        This Information Circular is furnished in connection with the solicitation of proxies by the management of Paramount to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Paramount who will be specifically remunerated therefor. All costs of the solicitation will be borne by Paramount.

Appointment and Revocation of Proxies

        Accompanying this Information Circular is a form of proxy for use at the Meeting.

        The persons named in the enclosed form of proxy are directors or officers of Paramount. A Shareholder desiring to appoint a Person (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the Persons designated in the accompanying form of proxy may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y2, Attention: Proxy Department. To be effective, the completed proxy must be received by Computershare by 5:00 p.m. (Toronto time) on January 9, 2007 or, if the meeting is adjourned, by 5:00 p.m.

(Toronto time) on the second business day prior to the date of the adjourned Meeting, or any further adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

        A Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare on or before the last business day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

        The board of directors have fixed the record date for the Meeting as at the close of business on December 4, 2006. Shareholders of record as at the Record Date are entitled to receive notice of, attend and vote at the Meeting, except to the extent a holder of Common Shares transfers any of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of holders of Common Shares entitled to vote, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

Signature of Proxy

        The form of proxy must be executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such Person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Paramount).

Voting of Proxies

        The persons named in the accompanying form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, such Common Shares will be voted FOR the approval of the Arrangement Resolution and the resolutions with respect to the other matters to be considered at the Meeting.

Exercise of Discretion of Proxy

        The enclosed form of proxy confers discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Paramount knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Advice to Beneficial Shareholders

        The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not own Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Paramount as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Paramount. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc. (formerly The Canadian Depositary for Securities Limited), which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients.

Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

        Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered shareholders by Paramount. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Inc. ("ADP") (formerly Independent Investor Communications Corporation). ADP typically asks Beneficial Shareholders to return proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting. The ADP proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

        Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of a broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Voting Securities and Principal Holders Thereof

        As at November 30, 2006, 70,217,075 Common Shares were issued and outstanding. To the knowledge of the directors and senior officers of Paramount, as of the date hereof, no person beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to the outstanding Common Shares as of November 30, 2006, other than (i) Clayton H. Riddell who as of that date beneficially owned or exercised control and direction over, directly and indirectly, 33,365,971 Common Shares or approximately 48% of the then outstanding Common Shares and (ii) Fidelity Management and Research Company, Fidelity Management Trust Company and Fidelity International Limited who as of that date collectively beneficially owned or exercised control and direction over, directly and indirectly, 7,275,600 Common Shares or approximately 10% of the then outstanding Common Shares.

ADDITIONAL INFORMATION

        Additional information relating to Paramount is available on SEDAR at www.sedar.com. Copies of Paramount's financial statements and management's discussion and analysis of financial condition and results of operations may be obtained on request without charge from the Corporate Secretary of Paramount at Suite 4700, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5 (Telephone (403) 290 3600). Financial information is provided in Paramount's annual comparative financial statements and management's discussion and analysis of financial condition and results of operations for Paramount's most recently completed financial year.

AUDITOR'S CONSENT

        We have read the Information Circular dated December 8, 2006 (the "Information Circular") of Paramount Resources Ltd. (the "Corporation") relating to a proposed plan of arrangement. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the inclusion in the Information Circular of our report to the board of directors of the Corporation on the balance sheets in respect of the Spinout Assets and the Ancillary Assets as at December 31, 2005 and 2004 and the statements of earnings (loss) and cash flows for each of the years in the three year period ended December 31, 2005. Our report is dated December 7, 2006.

        We also consent to the incorporation by reference in the Information Circular of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the two-year period ended December 31, 2005. Our report is dated March 10, 2006.

        We also consent to the inclusion in the Information Circular of our report to the board of directors of MGM Energy Corporation ("Newco") on the balance sheet of Newco as at October 31, 2006. Our report is dated December 7, 2006.

Calgary, Alberta	(Signed) Ernst & Young LLP
December 8, 2006	Chartered Accountants

APPENDIX A

ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

  1.
  the arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule 1 to the Arrangement Agreement dated as of December 7, 2006 (the "Arrangement Agreement") between Paramount Resources Ltd. (the "Corporation") and MGM Energy Corporation, which Arrangement Agreement is attached as Appendix C to the Information Circular accompanying the Notice of this Special Meeting (as such Arrangement Agreement may be or may have been modified or amended as provided for in the Arrangement Agreement) is hereby authorized and approved;

  2.
  the Arrangement Agreement, as amended (if applicable), is hereby confirmed, ratified and approved;

  3.
  notwithstanding that this resolution has been duly passed by the shareholders of the Corporation or that the Arrangement has received the approval of the Court of Queen's Bench of Alberta, the board of directors of the Corporation is hereby authorized and empowered in its sole discretion, without further notice to or approval of the shareholders of the Corporation: (a) subject to the terms of the Arrangement Agreement, to amend the Arrangement Agreement at any time prior to the Arrangement becoming effective; or (b) to decide not to proceed with the Arrangement or revoke this resolution at any time prior to the Arrangement becoming effective; and

  4.
  any director or officer of the Corporation is hereby authorized for and on behalf of the Corporation, to execute or cause to be executed, under the corporate seal or otherwise, and to deliver or cause to be delivered in the name of and on behalf of the Corporation, all such documents, agreements and instruments including, without limitation, articles of arrangement, and to do or cause to be done all such other acts and things as such director or officer shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B

INTERIM ORDER

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

        IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

        AND IN THE MATTER OF A PROPOSED ARRANGEMENT IN RESPECT OF PARAMOUNT RESOURCES LTD., ITS SHAREHOLDERS AND MGM ENERGY CORPORATION

BEFORE THE HONOURABLE JUSTICE KENT IN CHAMBERS	) ) )	At the Court House, at Calgary, Alberta, on December 8, 2006

INTERIM ORDER

UPON the application by Petition of Paramount Resources Ltd. ("Paramount") and MGM Energy Corporation ("Newco");

AND UPON reading the said Petition and the Affidavit of James H.T. Riddell sworn December 7, 2006 (the "Affidavit") filed herein;

AND UPON hearing counsel for Paramount and Newco;

AND UPON reviewing the Affidavit;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B 9 (the "ABCA") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

  (a)
  all references to "Arrangement" used herein means the arrangement proposed by Paramount and Newco, as set forth in the plan of arrangement attached as Schedule I to the Arrangement Agreement, which Arrangement Agreement is attached as Exhibit "A" to the Affidavit; and

  (b)
  the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular, which Information Circular is attached as Exhibit "B" to the Affidavit.

IT IS HEREBY ORDERED AND DIRECTED THAT:

General

1.
Paramount shall seek approval of the Arrangement by the holders (the "Shareholders") of its Class A Common Shares ("Common Shares") in the manner set forth below.

Meeting

2.
Paramount shall call and conduct a special meeting (the "Meeting") of the Shareholders for the purpose of considering and voting on the resolution approving the Arrangement (the "Arrangement Resolution").

3.
Subject to the express provisions of this Order, the Meeting shall be called and conducted in accordance with the by-laws of Paramount and the ABCA.

4.
The majority required to pass the resolution approving the Arrangement shall be at least two thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting.

5.
Each Shareholder will be entitled to one vote for each Common Share held. The record date (the "Record Date") for the Meeting shall be the close of business on December 4, 2006. Only Shareholders whose names have been entered in the register of Shareholders as of the close of business on that date will be entitled to receive notice of and to vote at the Meeting, subject to Section 137 of the ABCA with respect to transferees of Common Shares after that date.

6.
A quorum at the Meeting shall be two persons present in person or by proxy and holding or representing Common Shares entitling such persons to not less than 5% of the votes entitled to be cast at such Meeting. If no quorum is present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a business day and, if such day is a non business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Shareholders present in person or by proxy shall be a quorum for all purposes.

Conduct of Meeting

7.
The Chairman of the Meeting shall be any officer or director of Paramount.

8.
The only persons entitled to attend and speak at the Meeting shall be the Shareholders and their authorized representatives, together with Paramount's directors and officers and its auditors and advisors, and the Executive Director.

Dissent Rights

9.
The registered holders of Common Shares are, subject to the provisions hereof and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

10.
In order to exercise such rights of dissent, a written objection to the Arrangement Resolution must be received by Paramount at or before the Meeting or by the Chairman of the Meeting at the Meeting and the Shareholders exercising such rights to dissent must comply with the requirements of Section 191 of the ABCA. The fair value of the Common Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Shareholders.

11.
To the extent the provisions of Section 191 of the ABCA are inconsistent with Section 3.1 of the Arrangement, the provisions of Section 3.1 shall apply.

12.
Notice to the Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Common Shares shall be good and sufficiently given by including information with respect thereto in the Information Circular to be sent to the Shareholders in accordance with paragraph 13 of this Order.

Notice

13.
The Notice of Special Meeting, Notice of Petition and Information Circular, substantially in the form set forth in Exhibit "B" to the Affidavit filed herein, with amendments thereto as counsel for Paramount may determine to be necessary or desirable (provided that such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting, to the Shareholders at the address for such holders as they appear in the records of Paramount, to the directors and auditors of Paramount, and to the Executive Director. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded. Such mailing shall constitute good and sufficient service of notice of the Petition, the Meeting and the hearing in respect of the Petition and no other form of service need be made or other material served on such persons.

14.
The accidental omission to give notice of the Meeting, or the non-receipt of such notice by one or more of the aforesaid persons, shall not invalidate any resolution passed or proceedings taken at the Meeting.

15.
The mailing of the Notice of Special Meeting, Notice of Petition and Information Circular described in paragraph 13 of this Order, in accordance with the provisions of this Order, shall constitute good and sufficient service in respect of the Petition upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and service of the Petition and the Affidavit is dispensed with, except for service thereof on the Executive Director.

Final Application

16.
Subject to further Order of this Court and provided that the Shareholders have approved the Arrangement and the directors of Paramount have not revoked such approval, Paramount and Newco may proceed with an application for approval of the Arrangement and the Final Order on January 11, 2007 at 1:00 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta.

17.
Any Shareholder or any other interested party desiring to appear and make submissions at the final application on January 11, 2007 is required to file with this Court and serve, upon Paramount, on or before 5:00 p.m. on January 9, 2007, a Notice of Intention to Appear including such party's address for service in the Province of Alberta together with any evidence or materials which such party intends to present to the Court. Service of such notice on Paramount shall be effected by service upon the solicitors for Paramount, Macleod Dixon LLP, 3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2, Attention: Steven H. Leitl.

18.
In the event that the application for final approval of the Arrangement on January 11, 2007 is adjourned, only those parties appearing before this Court for the final Application shall have notice of the adjourned date.

(Signed) C.A. KENT J.C.Q.B.A.
ENTERED at Calgary, Alberta, December 11, 2006
(Signed) CLERK OF THE COURT

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

        THIS AGREEMENT made as of the 7th day of December, 2006

BETWEEN:

        PARAMOUNT RESOURCES LTD., a corporation incorporated under the laws of Alberta ("Paramount")

        — and —

        MGM ENERGY CORPORATION, a corporation incorporated under the laws of Alberta ("Newco")

WHEREAS Paramount intends to propose to its shareholders an arrangement under Section 193 of the ABCA on the terms set forth in the Plan of Arrangement annexed as Schedule 1;

AND WHEREAS Paramount and Newco, a wholly-owned subsidiary of Paramount, have entered into this Agreement to provide for such arrangement;

NOW THEREFORE in consideration of the respective covenants and agreements of the parties set forth herein, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1   Definitions

        In this Agreement, the following terms have the following meanings:

  "ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended;

  "Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including the schedule hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

  "Ancillary Assets Transfer Agreement" means an agreement between Paramount and Newco providing for the transfer from Paramount to Newco of certain petroleum and natural gas rights with associated proved reserves, as described in the Information Circular;

  "Arrangement" means an arrangement involving Paramount, its Shareholders and Newco under the provisions of Section 193 of the ABCA on the terms and conditions set forth in the Plan of Arrangement;

  "business day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Calgary, Alberta;

  "Common Shares" means the Class A Common Shares in the capital of Paramount;

  "Court" means the Court of Queen's Bench of Alberta;

  "Effective Date" means the date the Arrangement becomes effective under the ABCA;

  "Effective Time" means the time at which articles of arrangement to give effect to the Arrangement are filed with the Registrar on the Effective Date;

  "Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

  "Information Circular" means the information circular to be prepared by Paramount and forwarded as part of the proxy solicitation materials to Shareholders in respect of the Meeting;

  "Interim Order" means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

  "Meeting" means the special meeting of Shareholders to be held to consider the Arrangement, and any adjournments thereof;

  "Newco" means MGM Energy Corporation, a corporation incorporated under the ABCA and a wholly-owned subsidiary of Paramount;

  "Newco Common Shares" means common shares in the capital of Newco;

  "Newco Warrants" means the warrants of Newco to be issued pursuant to the Arrangement;

  "Newco Warrant Indenture" means a warrant indenture between Newco and Computershare Trust Company of Canada, as trustee, establishing the terms of the Newco Warrants;

  "Paramount" means Paramount Resources Ltd., a corporation incorporated under the ABCA;

  "Paramount Preferred Shares" means the Class Y Preferred Shares of Paramount to be issued pursuant to the Arrangement;

  "person" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

  "Plan of Arrangement" means the plan of arrangement attached hereto as Schedule 1;

  "Registrar" means the Registrar appointed under section 263 of the ABCA;

  "Services Agreement" means an agreement between Paramount and Newco providing for the management services to be provided by Paramount and its subsidiaries to Newco, as described in the Information Circular;

  "Shareholders" means the holders from time to time of Common Shares;

  "Spinout Assets" means the assets described as such in the Information Circular;

  "Spinout Assets Transfer Agreement" means an agreement between Paramount and Newco providing for the transfer of the Spinout Assets from Paramount to Newco, as described in the Information Circular;

  "TSX" means TSX Inc., carrying on business as the Toronto Stock Exchange; and

  "Warrant Units" means the units consisting of Newco Warrants to be issued pursuant to the Arrangement.

1.2   Currency

        All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3   Interpretation Not Affected by Headings

        The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and the schedule hereto and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4   Article References

        Unless the contrary intention appears, references in this Agreement (excluding the Plan of Arrangement) to an article, section, subsection or paragraph by number or letter or both refer to the article, section, subsection or paragraph, respectively, bearing that designation in this Agreement (excluding the Plan of Arrangement).

1.5   Extended Meanings

        Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6   Entire Agreement

        This Agreement, together with the schedule attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

ARTICLE 2
THE ARRANGEMENT

2.1   Arrangement

        As soon as reasonably practicable, and subject to compliance with the terms and conditions contained herein, Paramount and Newco shall:

  (a)
  apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

  (i)
  forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

  (ii)
  subject to obtaining Shareholder approval as contemplated in the Interim Order, forthwith file, proceed with and diligently prosecute an application to the Court for a Final Order; and

  (b)
  deliver to the Registrar articles of arrangement and such other documents as may be required to give effect to the Arrangement.

2.2   Interim Order

        The Interim Order sought by Paramount and Newco shall provide that for the purpose of the Meeting:

  (a)
  the securities of Paramount for which the holders shall be entitled to vote on the Arrangement shall be the Common Shares;

  (b)
  the Shareholders shall be entitled to one vote for each Common Share held; and

  (c)
  the requisite majority for the approval of the Arrangement by the Shareholders shall be two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting.

2.3   Commitment to Effect

        Subject to termination of this Agreement pursuant to Section 4.2, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Arrangement to become effective on such date as Paramount may determine.

2.4   Conditions Precedent

        The respective obligations of the parties to complete the transactions contemplated by this Agreement, and to file the articles of arrangement required to give effect to the Arrangement, shall be subject to the satisfaction of the following conditions:

  (a)
  the Interim Order shall have been granted in form and substance satisfactory to Paramount;

  (b)
  the Arrangement shall have been approved by the Shareholders in accordance with the Interim Order;

  (c)
  the Final Order shall have been granted in form and substance satisfactory to Paramount;

  (d)
  the TSX shall have conditionally approved the listing of the Newco Common Shares and Warrant Units issuable under the Arrangement and the Newco Common Shares issuable upon the exercise of the Newco Warrants, subject to compliance with normal listing requirements of the TSX;

  (e)
  at the Effective Time, the Paramount Preferred Shares shall be listed on the TSX;

  (f)
  all other material consents, orders and approvals, including any regulatory or judicial approvals or orders, that Paramount considers necessary to effect the Arrangement and complete the other transactions contemplated by this Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

  (g)
  none of the consents, orders or approvals contemplated herein shall contain terms or conditions or require undertakings or security that are considered unsatisfactory or unacceptable by Paramount;

  (h)
  no order or decree restraining or enjoining the consummation of the Arrangement or any of the other transactions contemplated by this Agreement shall be enforced at the time for filing the articles of arrangement required to give effect to the Arrangement;

  (i)
  the board of directors of Paramount shall have determined to proceed with the Arrangement having considered the number of Common Shares in respect of which rights of dissent have been exercised pursuant to Section 3.1 of the Plan of Arrangement;

  (j)
  the Newco Warrant Indenture shall have been executed and delivered by Newco and Computershare Trust Company of Canada;

  (k)
  the Spinout Assets Transfer Agreement, the Ancillary Assets Transfer Agreement and the Services Agreement shall have been executed and delivered by Paramount and Newco;

  (l)
  immediately prior to the Effective Time, Newco shall have one Newco Common Share (and no other shares) outstanding, the registered and beneficial owner of which shall be Paramount;

  (m)
  prior to the Effective Date, Paramount shall have amalgamated with its wholly-owned subsidiary, Summit Resources Limited; and

  (n)
  this Agreement shall not have been terminated under Section 4.2 or otherwise.

2.5   Merger of Conditions

        The conditions set out in Section 2.4 shall be conclusively deemed to have been satisfied on the filing with the Registrar of the articles of arrangement required to give effect to the Arrangement.

ARTICLE 3
GENERAL REPRESENTATIONS, WARRANTIES & COVENANTS

3.1   Representations and Warranties

        Each party represents and warrants to the other party that:

  (a)
  it is a corporation duly incorporated or amalgamated and validly subsisting under the laws of the Province of Alberta and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

  (b)
  this Agreement has been duly executed and delivered by it;

  (c)
  neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of:

  (i)
  any provision of its constating documents;

  (ii)
  any judgement, decree, order, law, statute, rule or regulation applicable to it; or

    (iii)
    any agreement or instrument to which it is a party or by which it is bound; and

  (d)
  no dissolution, winding up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it.

3.2   Covenants

        Each party covenants with the other party that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

ARTICLE 4
AMENDMENT AND TERMINATION

4.1   Amendment

        Subject to any mandatorily applicable restrictions under the ABCA or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the parties without further notice to or authorization on the part of the Shareholders, provided that any such amendment is brought to the attention of the Court before Court approval of the Final Order.

4.2   Termination

        This Agreement may at any time before or after the holding of the Meeting, and before or after the granting of the Final Order, be terminated by direction of the board of directors of Paramount without further action on the part of the Shareholders, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the board of directors of Paramount to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reason it may consider appropriate.

ARTICLE 5
GENERAL

5.1   Expenses

        All expenses relating to the Arrangement shall be borne equally by Paramount and Newco. Newco shall reimburse Paramount for that portion of the expenses paid by Paramount which are attributable to Newco following the receipt by Newco of sufficient funds from the exercise of Newco Warrants.

5.2   Binding Effect

        This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

5.3   Assignment

        No party may assign its rights or obligations under this Agreement.

5.4   Waiver

        No waiver or release by any party shall be effective unless in writing signed by the party granting the same.

5.5   Governing Law

        This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

PARAMOUNT RESOURCES LTD.
Per:	(Signed) James H. T. Riddell
MGM ENERGY CORPORATION
Per:	(Signed) Charles E. Morin

SCHEDULE 1

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1   Definitions

        In this Plan of Arrangement, the following terms have the following meanings:

  "ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended;

  "Ancillary Assets Transfer Agreement" means the agreement between Paramount and Newco providing for the transfer of the Ancillary Assets (as defined in the Information Circular) from Paramount to Newco;

  "Arrangement" means the arrangement involving Paramount, its Shareholders and Newco under the provisions of Section 193 of the ABCA on the terms and conditions set forth in this Plan of Arrangement;

  "Arrangement Agreement" means the agreement dated December 7, 2006 between Paramount and Newco with respect to this Plan of Arrangement, and all amendments thereto;

  "Common Shares" means the Class A Common Shares in the capital of Paramount;

  "Common Share Weighted Average Trading Price" shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the TSX over the five trading days immediately preceding the Effective Date by (ii) the total number of Common Shares sold on the TSX during such period;

  "Court" means the Court of Queen's Bench of Alberta;

  "Dissent Shares" means the Common Shares in respect of which rights of dissent are exercised as provided in section 3.1 and in respect of which the holders thereof are ultimately entitled to be paid fair value;

  "Distribution Record Date" means the fifth trading day on the TSX following the Effective Date;

  "Effective Date" means the date the Arrangement is effective under the ABCA;

  "Effective Time" means the time at which the articles of arrangement to give effect to the Arrangement are filed with the Registrar on the Effective Date;

  "Exchange Fraction" means the fraction of a Common Share transferred pursuant to subsection 2.2(b), being the fraction determined by dividing $0.20 by the Common Share Weighted Average Trading Price;

  "Final Order" means the final order of the Court approving the Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

  "Information Circular" means the information circular prepared by Paramount and forwarded as part of the proxy solicitation materials to Shareholders in respect of the Meeting;

  "Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

  "Meeting" means the special meeting of Shareholders to be held to consider the Arrangement, and any adjournment thereof;

  "Newco" means MGM Energy Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Paramount;

  "Newco Common Shares" means the common shares in the capital of Newco;

  "Newco Longer Term Warrants" means share purchase warrants of Newco entitling the holders thereof to purchase either Newco Common Shares at a price of $6.00 per share or Newco Common Shares on a flow-through basis at a price of $7.50 per share and expiring September 30, 2007, the terms of which are established under a warrant indenture between Newco and Computershare Trust Company of Canada;

  "Newco Note" means a demand promissory note of Newco in the principal amount of $12 million and bearing interest at the rate of 10% per annum;

  "Newco Preferred Shares" means the Class A Preferred Shares in the capital of Newco;

  "Newco Short Term Warrants" means share purchase warrants of Newco entitling the holders thereof to purchase either Newco Common Shares at a price of $5.00 per share or Newco Common Shares on a flow-through basis at a price of $6.25 per share and expiring February 16, 2007, the terms of which are established under a warrant indenture between Newco and Computershare Trust Company of Canada;

  "Newco Warrants" means, collectively, the Newco Short Term Warrants and the Newco Longer Term Warrants;

  "Paramount" means Paramount Resources Ltd., a corporation incorporated under the ABCA;

  "Paramount Preferred Shares" means the Class Y Preferred Shares of Paramount as described in Appendix I;

  "Paramount Preferred Shares Aggregate Redemption Amount" means the product of $5.00 and the number of Paramount Preferred Shares issued pursuant to subsection 2.2(b);

  "Paramount Redemption Note 1" means a demand promissory note of Paramount in the principal amount of $9 million and bearing interest at the rate of 10% per annum only after a demand thereunder has been made;

  "Paramount Redemption Note 2" means a demand promissory note of Paramount in the principal amount of $5 million and bearing interest at the rate of 10% per annum only after a demand thereunder has been made;

  "Paramount Redemption Note 3" means a demand promissory note of Paramount in the principal amount equal to the difference between the Paramount Preferred Shares Aggregate Redemption Amount and the sum of the principal amounts of Paramount Redemption Note 1 and Paramount Redemption Note 2, and bearing interest at the rate of 10% per annum;

  "Paramount Redemption Notes" means, collectively, Paramount Redemption Note 1, Paramount Redemption Note 2 and Paramount Redemption Note 3;

  "Registrar" means the Registrar appointed under section 263 of the ABCA;

  "Remaining Fraction" means the fraction of a Common Share remaining after the transfer of the Exchange Fraction pursuant to subsection 2.2(b), being equal to one minus the Exchange Fraction;

  "Shareholders" means the holders of Common Shares;

  "Spinout Assets Transfer Agreement" means the agreement between Paramount and Newco providing for the transfer of the Spinout Assets (as defined in the Information Circular) from Paramount to Newco;

  "Stated Capital Adjustment Amount" means the amount equal to the Paramount Preferred Shares Aggregate Redemption Amount minus the aggregate stated capital of the Paramount Preferred Shares immediately following the issuance of Paramount Preferred Shares pursuant to subsection 2.2(b);

  "TSX" means TSX Inc., carrying on business as the Toronto Stock Exchange; and

  "Warrant Unit" means a unit consisting of one Newco Short Term Warrant and one Newco Longer Term Warrant.

1.2   Sections and Headings

        The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.3   Number, Gender and Persons

        Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.4   Currency

        All references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.5   Appendices

        The following Appendix is attached to this Plan of Arrangement and forms part hereof:

  Appendix I — Share Provisions

ARTICLE 2
THE ARRANGEMENT

2.1   Arrangement Agreement

        This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement.

2.2   Arrangement and Related Transactions

        At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following order:

  Amendment of Paramount Share Capital

  (a)
  The articles of Paramount shall be amended to create a new class of shares, consisting of Class Y Preferred Shares having the share provisions set forth in Appendix I;

  Exchange of Common Share Fractions for Paramount Preferred Shares

  (b)
  The Exchange Fraction of each issued and outstanding Common Share (other than a Dissent Share) shall be, and shall be deemed to be, transferred to Paramount in exchange for the issuance, to the holder of each such Exchange Fraction, of Paramount Preferred Shares on the basis, subject to Section 2.3, of 0.04 Paramount Preferred Shares for each Exchange Fraction of a Common Share so transferred to Paramount, whereupon the Exchange Fractions to which this subsection 2.2(b) apply shall be cancelled;

  Change to Remaining Common Shares

  (c)
  The Remaining Fraction of each issued and outstanding Common Share shall be changed into one Common Share, with the result that the holders of Common Shares shall then hold the same number of Common Shares as they held prior to the transfers pursuant to subsection 2.2(b);

  Adjustment of Stated Capital

  (d)
  The aggregate stated capital of the Common Shares shall be reduced by the Stated Capital Adjustment Amount and the aggregate stated capital of the Paramount Preferred Shares shall be increased by the Stated Capital Adjustment Amount;

  Exchange of Paramount Preferred Shares for Newco Common Shares

  (e)
  All of the issued and outstanding Paramount Preferred Shares shall be, and shall be deemed to be, transferred to Newco for Newco Common Shares on the basis of one Newco Common Share for each Paramount Preferred Share so transferred to Newco;

  Cancellation of Initial Newco Common Share

  (f)
  The one issued and outstanding Newco Common Share held by Paramount shall be, and shall be deemed to be, transferred to Newco in exchange for the payment by Newco to Paramount of $5.00, whereupon such Newco Common Share shall be cancelled;

  Redemption of Paramount Preferred Shares

  (g)
  All of the issued and outstanding Paramount Preferred Shares shall be, and shall be deemed to be, redeemed by Paramount for an aggregate redemption amount equal to the Paramount Preferred Shares Aggregate Redemption Amount, with payment of such aggregate redemption amount to be effected by Paramount issuing the Paramount Redemption Notes to Newco, whereupon all of the Paramount Preferred Shares shall be cancelled;

  Transfer of Spinout Assets to Newco

  (h)
  The Spinout Assets Transfer Agreement shall become effective and the asset transfers contemplated thereby shall occur and, in connection therewith:

  (i)
  Newco shall issue 18,200,000 Newco Preferred Shares to Paramount;

  (ii)
  Newco shall issue the Newco Note to Paramount; and

  (iii)
  Paramount Redemption Note 1 shall be assigned by Newco to Paramount, whereupon Paramount Redemption Note 1 shall be cancelled;

  Issuance of Newco Warrants

  (i)
  Newco shall issue Newco Warrants to all of the holders of Newco Common Shares in the form of Warrant Units, on the basis of five Warrant Units for each Newco Common Share; and

  Transfer of Ancillary Assets to Newco

  (j)
  The Ancillary Assets Transfer Agreement shall become effective and the asset transfer contemplated thereby shall occur and, in connection therewith, Paramount Redemption Note 2 shall be assigned by Newco to Paramount, whereupon Paramount Redemption Note 2 shall be cancelled.

2.3   Fractional Shares

        Notwithstanding anything herein contained, the issuance of Paramount Preferred Shares pursuant to subsection 2.2(b) shall not result in any fractional Paramount Preferred Shares being issued. Where the aggregate number of Paramount Preferred Shares to be issued to a holder of Common Shares would otherwise result in a fraction of a Paramount Preferred Share being issued,

  (a)
  subject to subparagraph (b) below, the number of Paramount Preferred Shares to be issued to such holder shall be rounded to the nearest whole number of Paramount Preferred Shares (with fractions equal to exactly 0.5 being rounded up); and

  (b)
  in no circumstance shall a holder of Common Shares receive less than one Paramount Preferred Share.

ARTICLE 3
RIGHTS OF DISSENT

3.1   Rights of Dissent

        Registered Shareholders may exercise rights of dissent in the manner set forth in Section 191 of the ABCA in connection with the Arrangement, subject to the following provisions:

  (a)
  Shareholders who exercise their rights of dissent and who are ultimately entitled to be paid fair value shall be deemed to have transferred their Common Shares to Paramount for cancellation as of the Effective Time and such shares shall be deemed to have no longer been issued and outstanding as of the Effective Time;

  (b)
  Shareholders who exercise such rights of dissent and who are ultimately not entitled for any reason to be paid fair value for their Common Shares or Shareholders who withdraw their dissent in accordance with Section 191 of the ABCA shall be deemed to have participated in the Arrangement as of and from the Effective Time on the same basis as the non-dissenting Shareholders, provided that such Shareholders shall have no claim against any parties to the Arrangement as a result of the timing of the determination of their status resulting in their being unable to either exercise or otherwise deal with the Newco Warrants to which they were entitled under the Arrangement, prior to the expiry thereof.

ARTICLE 4
SHARE AND WARRANT CERTIFICATES

4.1   Common Share Certificates

        From and after the Effective Time, share certificates representing Common Shares outstanding immediately prior to the Effective Time (other than Dissent Shares) shall for all purposes be deemed to be share certificates representing the Common Shares resulting from the Arrangement, and no new share certificates shall be issued with respect to the transactions affecting the Common Shares pursuant to the Arrangement.

4.2   Interim Period

        Subject to section 4.4, from the Effective Time to the close of business on the Distribution Record Date, share certificates representing Common Shares shall also be deemed for all purposes to represent the Newco Common Shares and Newco Warrants issued pursuant to the Arrangement which correspond to the Common Shares represented by such certificates.

4.3   Newco Common Share and Warrant Certificates

        Subject to section 4.4, as soon as practicable following the Distribution Record Date, Newco shall caused to be issued to the registered holders of Newco Common Shares and Newco Warrants at the close of business on the Distribution Record Date (being the same as the registered holders of Common Shares) share certificates and warrant certificates representing the Newco Common Shares and Newco Warrants of which each such person is the registered holder at the close of business on the Distribution Record Date, and shall cause such share and warrant certificates to be delivered or mailed to such registered holders.

4.4   Alternative Distribution of Newco Certificates

        Notwithstanding sections 4.2 and 4.3, Newco may cause share and warrant certificates representing Newco Common Shares and Newco Warrants issued pursuant to the Arrangement to be issued and delivered or mailed prior to the Distribution Record Date to any Shareholder of record on the Effective Date who (i) provides to Newco a request for such certificates and (ii) deposits with Paramount's registrar and transfer agent the certificates representing the Common Shares held by such Shareholder on the Effective Date in respect of which the Shareholder is requesting the early delivery of certificates for Newco Common Shares and Newco Warrants. Upon share and warrant certificates representing Newco Common Shares and Newco Warrants being so issued, the share certificates representing the corresponding Common Shares shall no longer also represent such Newco Common Shares and Newco Warrants. Following the Distribution Record Date, any share certificates representing Common Shares which were deposited with Paramount's registrar and transfer agent shall be returned to the applicable Shareholder.

4.5   Paramount Preferred Share Certificates

        Recognizing that the Paramount Preferred Shares issued pursuant to the Arrangement are subsequently redeemed pursuant to the Arrangement, share certificates representing the Paramount Preferred Shares so issued and redeemed shall not be issued.

APPENDIX I

TO PLAN OF ARRANGEMENT

SHARE PROVISIONS

1.     CLASS Y PREFERRED SHARES

        The Class Y Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

1.1   Definitions

        "Y Share Redemption Amount" for each Class Y Preferred Share is equal to $5.00.

1.2   Voting Rights

        Subject to the Business Corporations Act (Alberta), holders of the Class Y Preferred Shares shall not be entitled to receive notice of, attend or vote at any meetings of the shareholders of the Corporation.

1.3   Dividends

  (a)
  Holders of the Class Y Preferred Shares shall be entitled to receive in priority to any other shares of the Corporation, if, as and when declared thereon by the board of directors of the Corporation, a non-cumulative preferential dividend in the amount (if any) declared by the board of directors of the Corporation.

  (b)
  No dividends shall be declared or paid in any year on any other shares of the Corporation unless all dividends which shall have been declared and which remain unpaid on the Class Y Preferred Shares then issued and outstanding shall have been paid or provided for at the date of such declaration or payment.

  (c)
  The rights of the holders of the Class Y Preferred Shares to dividends in any year shall be limited to the non-cumulative, preferential dividend specified in this section 1.3.

1.4   Liquidation, Dissolution or Winding-Up

        In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, holders of the Class Y Preferred Shares shall be entitled to payment of an amount, for each Class Y Preferred Share, equal to the Y Share Redemption Amount together with all accrued and unpaid dividends thereon in priority to any other shares of the Corporation and all such amounts shall be paid to the holders of the Class Y Preferred Shares before any amounts are paid to the holders of any other shares of the Corporation. After the Corporation has satisfied its obligations to pay the holders of the Class Y Preferred Shares the Y Share Redemption Amount per Class Y Preferred Share together with all accrued and unpaid dividends thereon pursuant to this section 1.4, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

1.5   Redemption by the Corporation

  (a)
  Subject to the Business Corporations Act (Alberta), the Corporation may, upon giving notice or upon the waiver of such notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Class Y Preferred Shares on payment or deposit (in accordance with section 1.5(d)) of the Y Share Redemption Amount together with all accrued and unpaid dividends thereon for each Class Y Preferred Share to be redeemed. If part only of the Class Y Preferred Shares is to be redeemed, the board of directors of the Corporation may select the Class Y Preferred Shares to be redeemed (i) by lot; (ii) on a pro rata basis; or (iii) in such other manner as the board of directors of the Corporation may in its discretion select. If part only of the Class Y Preferred Shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

  (b)
  In the case of a redemption of Class Y Preferred Shares, the Corporation shall give notice in writing of the intention of the Corporation to redeem such shares (unless notice is waived in any manner by the holder of the Class Y Preferred Shares called for redemption) at least 21 days before the date specified for redemption (the date specified for redemption referred to herein as the "Class Y Redemption Date") to each person who at the date of mailing is a holder of Class Y Preferred Shares to be redeemed, provided that accidental failure to give such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Y Share Redemption Amount per Class Y Preferred Share together with all accrued and unpaid dividends thereon, the Class Y Redemption Date, and, if part only of the Class Y Preferred Shares held by the person to whom it is addressed is to be redeemed, the number thereof to be redeemed.

  (c)
  Subject to the Business Corporations Act (Alberta), the Corporation shall pay to the holder of the Class Y Preferred Shares to be redeemed the Y Share Redemption Amount of each such share together with all accrued and unpaid dividends thereon on or after the Class Y Redemption Date, provided that such holder has presented and surrendered to the Corporation the certificates representing the Class Y Preferred Shares so called for redemption. On the Class Y Redemption Date, the Corporation shall pay or cause to be paid the Y Share Redemption Amount together with all accrued and unpaid dividends thereon to or to the order of the holders of the Class Y Preferred Shares to be redeemed by the Corporation and such payment shall be made in cash, promissory notes or other forms of property and if made in cash, payment shall be made by cheque payable at par in Canadian funds at any branch of the Corporation's bankers. The redemption of the Class Y Preferred Shares to be redeemed shall be deemed to have taken place on the Class Y Redemption Date. On the Class Y Redemption Date, the Corporation shall adjust its securities register to show that such Class Y Preferred Shares have been redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Y Share Redemption Amount per Class Y Preferred Share together with all accrued and unpaid dividends thereon.

  (d)
  From and after the Class Y Redemption Date, the holders of any such Class Y Preferred Shares to be redeemed shall not be entitled to exercise any of the rights of the holders of the Class Y Preferred Shares in respect thereof unless payment of the Y Share Redemption Amount per Class Y Preferred Share together with all accrued and unpaid dividends thereon shall not be made in accordance with the foregoing provisions, in which event the rights of the holders of such Class Y Preferred Shares shall remain unaffected.

APPENDIX D

INFORMATION CONCERNING NEWCO

MGM ENERGY CORPORATION

        Newco is an ABCA corporation. Newco was incorporated on October 31, 2006 as 1278517 Alberta Ltd. for the purpose of the Spinout. On December 4, 2006, Newco's articles were amended to change Newco's name to "MGM Energy Corporation". Newco's articles will be amended prior to the Effective Date to change Newco's name to "MGM Energy Corp." and to have Newco's share capital reflect that set forth under "Description of Share Capital" in this Appendix D. Newco's head office and principal business office is located at Suite 4700, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5.

NEWCO'S BUSINESS

Spinout Assets

        Upon completion of the Spinout, Newco's principal assets will be the Spinout Assets. The Spinout Assets consist of:

  •
  the rights under the MDFI Agreement respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-In Properties"), covering approximately 412,500 hectares; and

  •
  oil and gas properties in the Colville Lake area of the Northwest Territories covering approximately 600,000 hectares (approximately 385,000 hectares net).

        The map of the Northwest Territories below depicts the Mackenzie Delta area and the Colville Lake area within the Mackenzie Valley.

        The Spinout Assets will be transferred from Paramount to Newco pursuant to the Spinout Assets Transfer Agreement.

Mackenzie Delta Farm-In

MDFI Agreement

        The description of the MDFI Agreement in this section is as if the Spinout has been completed and Newco has acquired Paramount's rights under the MDFI Agreement.

        Under the MDFI Agreement, Newco will be the operator of the Farm-in Properties and can earn a staged 50% working interest in the Farm-in Properties by drilling 11 wells over a period of four years as well as making required deposit and penalty payments to the lease owners (the Crown and the Inuvialuit Regional Corporation) during that period, which will be up to $21 million and are currently estimated to be approximately $11 million. Of the 11 wells to be drilled, two wells will be drilled on the EL394 lands (one well on each of the Kumak and Unipkat prospects) in the 2006/07 winter drilling season, three wells will be drilled on the EL427 or EL394 lands (with at least one well on one of the EL427B prospects) in the 2007/08 winter drilling season and three wells on the Farm-in Properties are to be drilled in each of the 2008/09 and 2009/10 winter drilling seasons. A 32% working interest in the Farm-in Properties will be earned by Newco after five wells have been drilled, and an additional 3% working interest in the Farm-in Properties will be earned by Newco for each well drilled in addition to the first five wells. If Newco does not drill five wells, the minimum required drilling program under the MDFI Agreement, no interest in the Farm-in Properties will be earned by Newco. Newco may, at its option, accelerate the required drilling program.

        Upon satisfying the drilling commitments under the MDFI Agreement in full, a 50% interest in the existing discovery wells, Langley K-30, Olivier H-01 and Ellice I-48, and the existing discovery lands, being the discovery areas relative to the existing discovery wells and the Niglintgak commercial discovery area, also will be earned. The existing discovery wells and the existing discovery lands are collectively referred to herein as the "Previous Discoveries". If the drilling commitments under the MDFI Agreement are not satisfied in full, Newco will earn an interest in the Farm-in Properties, provided at least five wells are drilled by Newco, based on the number of wells drilled, as set forth above, without earning in the Previous Discoveries.

        The MDFI Agreement provides for an area of mutual interest ("AMI") surrounding the Farm-In Properties. Newco and each of the farmors have a right to participate as to 50% and 25%, respectively, in any interest acquired by any of the parties in the AMI, subject to adjustment to reflect the parties' final working interest in the Farm-In Properties once Newco has ceased drilling.

        Under the MDFI Agreement, Newco is also required to acquire a total of $50 million of 3D seismic on the Farm-in Properties, lands within 3.2 kilometres of the Farm-in Properties and, if consented to by the farmors, other lands within the AMI or within 1.6 kilometres of the exterior perimeter prior to the end of the 2011/12 winter drilling season. If Newco does not spend the entire $50 million required by such time, Newco will still earn the staged working interests in the Farm-in Properties and, if all 11 wells are drilled, the 50% working interest in the Previous Discoveries; however, Newco will be subject to a continuing obligation to the farmors with respect to the difference between $50 million and the amount spent by Newco acquiring 3D seismic. Such obligation can be satisfied, at the option of the farmors, by Newco making payment to the farmors of 50% of such amount or contributing 100% of the costs otherwise applicable to the joint venture account for the first drilling or seismic operations conducted as joint operations up to such amount.

        Chevron Canada Limited was the prior operator of the Farm-in Properties and under the MDFI Agreement will provide operator services through the 2006/07 winter drilling season to Newco, the operator, since Newco will not have access to personnel, equipment or services until mid February 2007 following the expiry of the Newco Short Term Warrants (assuming the Arrangement is approved by Shareholders and the Court and the Spinout is completed on or about January 12, 2007 as anticipated). Newco bears the expense and risks of all operations conducted by Chevron Canada Limited in the 2006/07 winter drilling season.

Continuing Obligations of Paramount

        Pursuant to the terms of the MDFI Agreement, Paramount will continue to be jointly and severally liable for the obligations of Newco under the MDFI Agreement to the extent such obligations are not satisfied by Newco. The Spinout Assets Transfer Agreement will obligate Newco to satisfy all of the obligations of the farmee under the MDFI Agreement and to take whatever steps are necessary to raise sufficient funds to meet such obligations. The Spinout Assets Transfer Agreement will also provide that if Newco is unable to satisfy its obligations under the MDFI Agreement and Paramount is thereby required to satisfy such obligations, Newco shall be obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. The amount owing to Paramount will bear interest at a rate equal to Paramount's cost of capital at the time of expenditure plus 1%, and will be secured by a charge over all of Newco's assets.

The Mackenzie Delta — Overview of the Area

        The Mackenzie Delta lies at the end of the Mackenzie River where it enters the Beaufort Sea, approximately 2,200 kilometres north of Calgary, Alberta. The Mackenzie Delta has been the focus of natural gas exploration since the 1960s. Several major discoveries have been made in the Mackenzie Delta during that time, with 21 Significant Discovery Licenses awarded onshore to date. There is no commercial oil or natural gas production in the Mackenzie Delta, as currently there is no pipeline or gathering system to transport production. See "Spinout Assets — Proposed Mackenzie Valley Pipeline" below.

Farm-in Properties

        The map below depicts the Farm-In Properties (EL394, EL427 and the Inuvik parcels), the AMI under the MDFI Agreement, the Previous Discoveries, the lands held, and discoveries made, by other industry participants in the area and the proposed Mackenzie Valley pipeline.

        EL394 expires in September, 2008. Upon expiry, only successful exploration wells for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The EL394 lands cover approximately 73,155 hectares. Wells drilled by Newco on the EL394 lands will target the Tertiary Taglu and Reindeer sands for natural gas at a depth of between 500 and 1,000 meters. The estimated cost to drill and test a well on these lands to the target depth is between $15 million and $20 million.

        EL427 is comprised of EL427A, EL427B and EL427C. EL427A expires in August, 2009; EL427B expires in May, 2007, subject to extension to May, 2011 if certain work is completed; and EL427C expires in June, 2009, subject to extension to June, 2013 if certain work is completed. It is expected that the required work will be completed to extend each of EL427B and EL427C. Upon expiry, only successful exploration wells for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The EL427 lands cover approximately 148,577 hectares. Wells drilled by Newco on the EL427 lands will target the Tertiary Taglu and Reindeer sands for natural gas at a depth of between 700 and 2,000 meters. The estimated cost to drill and test a well on these lands to the target depth is between $15 million and $20 million.

        The leases respecting Inuvik Concession Blocks 1 and 2 each have a term of 10 years expiring in August, 2010. The term of each of these leases can be extended for 10 years at which time a portion of the leases are relinquished back to the Inuvialuit Regional Corporation. These lease extensions, to be made in 2010 for five years and 2015 for a further five years, require a cash payment of $250,000 for each five year extension on each Inuvik Concession Block. One well must be drilled on each Inuvik Concession Block approximately every five years or a penalty of $5 million must be paid for each Inuvik Concession Block that a well was not drilled on. The Inuvik Concession Block 1 lands cover approximately 90,461 hectares and the Inuvik Concession Block 2 lands cover approximately 100,369 hectares. Wells drilled by Newco on the Inuvik Concession Blocks will target the Jurassic and Lower Cretaceous Parsons Lake and Kamik formations for natural gas at a depth of between 3,000 and 5,000 meters. The estimated cost to drill and test a well on these lands to the target depth is between $15 million and $20 million.

Exploration and Development to Date on the Farm-In Properties

        Three wells have been drilled to date on the Farm-In Properties by the farmors under the MDFI. All wells were cased and tested. These wells are part of the Previous Discoveries. See "The Previous Discoveries" below.

Exploration and Development Plans for the Farm-In Properties

        Newco plans to drill two wells in the 2006/07 winter drilling season at Kumak I-25 and Unipkat M-45. Both wells target the Taglu sands and both wells have seismic amplitude support for their locations.

        There are ten drillable prospects and over sixty leads on the Farm-In Properties land. Prospects all have 3D seismic coverage with the majority having amplitude support for natural gas. Leads are generally defined by 2D seismic or incomplete 3D seismic, requiring further seismic coverage prior to drilling.

The Previous Discoveries

        The Langley and Ellice discovery wells encountered Taglu sands at 555 metres and 2,100 metres, respectively, and were production tested at rates of 18 and 34 MMcf/d, respectively. The production test results from the Olivier well are currently confidential. Chevron Canada Limited has submitted a Significant Discovery Application for the Langley discovery and is preparing Significant Discovery Applications for Ellice and Olivier. All three discovery wells are suspended and may be re-entered should that be desired for production. The Niglintgak commercial discovery area is comprised of natural gas bearing sands, shown on seismic, which offset Shell Canada Ltd.'s Niglintgak discovery.

The Mackenzie Delta — Potential Resources

        The Mackenzie Evaluation estimates potential undiscovered resources in the onshore and shallow water portion of the Mackenzie Delta, which consists of approximately 2.9 million hectares, of up to 21.3 Tcf of gas in place (high case). Undiscovered resources are those quantities of oil and gas estimated on a given date to be contained in accumulations yet to be discovered.

The Mackenzie Delta — Geology

        The stratigraphic column in the Mackenzie Delta can be divided into the following four major tectono-stratigraphic assemblages (based upon drilling to date, surface outcrop mapping of adjacent areas and analysis of geophysical data): Inuvikian Assemblage comprising Proterozoic (non-prospective) strata; Franklinian

Assemblage comprising Cambrian to Devonian strata; Ellesmerian Assemblage comprising Mississippian to Lower Cretaceous (Hauterivian) strata; and Brookian Assemblage comprising Lower Cretaceous (Hauterivian) to Holocene strata.

        The Brookian Assemblage, in particular the Kugmallit, Taglu, and Aklak sequences, has been the main focus of exploration in the Mackenzie Delta. The Brookian Assemblage can be divided into 3 main petroleum systems: the Jurassic and Lower Cretaceous system; the Lower Tertiary (Reindeer) system; and the Tertiary Kugmallit system. In the Mackenzie Delta region, this assemblage is 12 to 16 kilometers thick.

        The Jurassic and Lower Cretaceous petroleum system includes strata from the Bug Creek Group to the Kamik formation. Overlying the Jurassic Bug Creek Group strata are sediments of the Husky formation. These deep water shales are the main source rocks for this petroleum system. They transition into shallow marine sandstones of the Martin Creek Formation. The Kamik formation is the main gas bearing horizon for the Parsons Lake field owned by ConocoPhillps.

        The Lower Tertiary (Reindeer) petroleum system includes strata from the Upper Cretaceous Boundary Creek and Smoking Hills formations through to the Taglu sequence of the Reindeer formation. The Aklak and Taglu deltaic sequences are the main reservoir intervals within this system. Other probable source rocks for this system include the shales within the Upper Cretaceous to Paleocene Fish River sequence, and the shales within the Eocene Taglu and Richards sequences.

        The Tertiary Kugmallit petroleum system includes strata from the Kugmallit formation through to the Iperk formation. Reservoirs in this system include sands within the Kugmallit formation and minor sands within the Akpak formation. Source rocks are the shales within the Oligocene Kugmallit sequence and Miocene Akpak sequence.

        Because the Franklinian and Ellesmerian Assemblages are very deep over much of the Mackenzie Delta, they have not been the focus of exploration efforts in the Mackenzie Delta to date. These stratal groups are, however, considered prospective for hydrocarbons where they are closer to the surface.

Colville Lake

Colville Lake — Overview of the Area

        The Colville Lake area in the Mackenzie Valley, Northwest Territories has been the focus of natural gas exploration since the 1970s. A number of major discoveries have been made in the Colville Lake area during that time, with four Significant Discovery Licenses awarded to date. In addition, Paramount has made two new discoveries (at Nogha and Maunoir) in the area. There is no commercial oil or natural gas production in the Colville Lake area or the Mackenzie Valley, as currently there is no pipeline or gathering system to transport production. See "Spinout Assets — Proposed Mackenzie Valley Pipeline" below.

The Colville Lake Properties

        The Colville Lake properties cover approximately 600,000 hectares (approximately 385,000 hectares net) in the Mackenzie Valley, Northwest Territories. The Colville Lake properties are at:

  •
  Nogha (Exploration Licence #426, Exploration Licence #430 and one concession agreement);

  •
  Maunoir (Exploration Licence #399 and Exploration Licence #428);

  •
  Turton (Exploration Licence #414);

  •
  Kelly (Exploration Licence #424); and

  •
  Great Bear River (Exploration Licence #440).

        The Nogha, Maunoir and Turton properties are held through a 50/50 joint venture with an industry partner, and the Kelly and Great Bear River properties are wholly-owned.

        At Nogha, EL426 and EL430 expire in June, 2008 and May, 2009, respectively. It is intended that EL426 be extended for one year at a cost of $1 million payable by Newco. Upon expiry, only successful exploration wells for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The EL426 and EL430 lands cover approximately 88,365 hectares. The concession agreement regarding lands in the Colville Lake region of the Shatu settlement area has rolling five year terms, with the first term ending in January, 2011. The concession agreement lands cover approximately 59,881 hectares. At the end of each term a portion of the lands are relinquished by the lessee, with the magnitude of such portion depending on exploration success and work completed during the term. Wells drilled by Newco at Nogha will target the Cambrian Mt. Clark and Mt. Cap sands for natural gas at a depth of approximately 1,400 meters. The estimated cost to drill and test a well at Nogha to the target depth is approximately $8 million. Starting in 2011, an annual rental of approximately $300,000 will commence in respect of the concession lands.

        At Maunoir, EL399 and EL428 will expire in August, 2008 and May, 2009, respectively. Upon expiry, only successful exploration wells for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The Maunoir lands cover approximately 201,504 hectares. Wells drilled by Newco at Maunoir will target the Cambrian Mt. Clark sands for natural gas at a depth of approximately 1,000 meters. The estimated cost to drill and test a well at Maunoir to the target depth is approximately $8 million.

        At Turton, EL414 will expire in September, 2009. Upon expiry, only successful exploration wells for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The Turton lands cover approximately 84,880 hectares. Wells drilled by Newco at Turton will target the Cambrian Mt. Clark sands for natural gas at a depth of between 1,500 and 2,000 meters. The estimated cost to drill and test a well at Turton to the target depth is approximately $8 million.

        At Kelly, EL424 has a first term of four years expiring in June, 2008, subject to extension to June, 2012 if certain work is completed. Upon expiry, only successful exploration wells for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The Kelly lands cover approximately 80,608 hectares. Wells drilled by Newco at Kelly will target the Cambrian Mt. Clark sands for natural gas at a depth of between 1,500 and 2,000 meters. The estimated cost to drill and test a well at Kelly to the target depth is approximately $8 million.

        At Great Bear River, EL440 has a first term of four years expiring in May, 2010, subject to extension to May, 2014 if certain work is completed. Upon expiry, only successful exploration wells for which a Significant Discovery License has been applied for or obtained will be retained by the lessee. The Great Bear River lands cover approximately 87,872 hectares. Wells drilled by Newco at Great Bear River will target the Devonian carbonates and Cambrian sandstones for natural gas. The estimated cost to drill and test a well at Great Bear River is between $5 million and $10 million.

Exploration and Development to Date on the Colville Lake Properties

        10 wells have been drilled to date (four at or near Nogha, four at Maunoir and two at Turton), eight of which have been cased and suspended and two of which have been abandoned. Approximately $82.2 million in net capital expenditures have been made to date by Paramount on the Colville Lake properties.

Exploration and Development Plans for the Colville Lake Properties

        Several prospects and leads have been identified through 2D seismic in the Colville Lake area. Current mapping indicates good gas potential in the immediate area of the Nogha discovery as well as in the surrounding basal Cambrian Sandstone strata.

        In 2007/08 Newco plans to shoot seismic in the Kelly and Nogha areas, at an estimated cost of $15 million, defining drilling for the 2008/09 winter drilling season.

Previous Discoveries on the Colville Lake Properties

        Discoveries have been made at Nogha and Maunoir. The Nogha C-49 and M-17 discovery wells were production tested at combined rates from the Mt. Clark A and C zones of 5.1 and 3.5 MMcf/d, respectively. The Maunoir C-34 discovery well was production tested at 235 Bbl/d of oil.

Colville Lake — Potential Resources

        The Mackenzie Evaluation estimates potential undiscovered resources for the Colville Lake Cambrian sandstone, which covers approximately 5.3 million hectares in the Mackenzie Valley, of up to 8.6 Tcf of gas in place (high case). Undiscovered resources are those quantities of oil and gas estimated on a given date to be contained in accumulations yet to be discovered.

        An evaluation of the potential resources of the Nogha property at Colville Lake conducted by McDaniel & Associates Consultants Ltd., independent reserves evaluator, estimates the potential raw contingent resources of the property to be approximately 181.5 Bcf (high case). The evaluation is as of September 1, 2006.

        The table below summarizes the estimated volumes of raw contingent resources attributable to the Nogha property at Colville Lake. The estimates presented are in accordance with the definitions and guidelines in the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101.

Raw Contingent Resources(1) (Bcf)
Low	(Estimate)(2) Best	High
15.3	55.7	181.5

Notes:

(1)
Raw contingent resources are those quantities of produced gas prior to processing (which would extract saleable volumes of natural gas liquids and/or other gasses) estimated to be potentially recoverable from known accumulations but are classified as a resource rather than a reserve due to: lack of pipeline infrastructure, making the project uneconomic on a stand alone basis; potential regulatory issues with respect to the construction of the pipeline and facility infrastructure; lack of demonstrated intent to bring the volumes to market within a specific time frame; and insufficient drilling or technical data to be able to accurately estimate total pool productivity. Estimates are shown before the deduction of royalties.

(2)
A low estimate is a conservative estimate of the quantity that will actually be recovered from the accumulation; a best estimate is the best estimate of the quantity that will actually be recovered from the accumulation; and a high estimate is an optimistic estimate of the quantity that will actually be recovered from the accumulation.

Colville Lake — Geology

        The primary exploration target in the northern Sahtu area of the Mackenzie Valley near Colville Lake is the Cambrian-aged Mount Clark formation sandstones. Overlying the Mount Clark formation are sandstones, siltstones, shales, thin limestone and dolostone of the Mount Cap formation. The Mount Cap formation ranges in thickness from 70 meters to over 920 meters. Up to 200 meters of evaporitic sediments and variegated shales of the Saline River formation overly the Mount Cap formation, with the Saline River formation being beneath the late Cambrian to early Ordivician carbonate of the Franklin Mountain formation. The Franklin Mountain formation lies beneath the middle Devonain Bear Rock, Hume, and Rampart-Kee Scarp formations and the Cretaceous sand and shales of the Slater River formation.

Proposed Mackenzie Valley Pipeline

        The Mackenzie Valley pipeline is a proposed 1,220 kilometre pipeline and gathering system to transport natural gas from existing and currently undiscovered natural gas fields in the Mackenzie Delta through the Mackenzie Valley to connect northern onshore gas fields with North American markets.

        Imperial Oil Resources Ventures Limited, on behalf of itself and ConocoPhillips Canada (North) Limited, Shell Canada Limited, ExxonMobil Canada Properties and the Aboriginal Pipeline Group, has submitted applications to the National Energy Board for regulatory approvals required for the Mackenzie Valley pipeline as well as applications to the boards, panels and agencies responsible for assessing and regulating energy developments in the Northwest Territories. Applications were submitted beginning in April 2005. Approvals in respect of the required applications are required before fieldwork can begin on the Mackenzie Valley pipeline. Such approvals include permits to develop and operate the pipeline's infrastructure, such as construction camps, access roads, pipeline rights-of-way, storage areas and granular queries, as well as land and water use permits needed for pipeline construction and operation.

        Preliminary plans target construction of the pipeline over four years once all necessary permits, licences and authorizations have been obtained.

Newco's Production Transportation Plans

        Paramount has publicly stated that it supports the construction of the Mackenzie Valley pipeline and has been involved in certain of the hearings in respect of the pipeline. Newco intends to discuss the transportation of its natural gas via the pipeline and related gathering system, if approved and constructed, with Imperial Oil Resources Ventures Limited. Newco will need to construct additional facilities in respect of certain of its properties in order to utilize the Mackenzie Valley pipeline and related gathering system, if approved and constructed.

        If the construction of the Mackenzie Valley pipeline and related gathering system is deferred, delayed or not approved, Newco will examine its available options to transport its natural gas to market, including the staged construction by Newco of an alternate pipeline and gathering system.

Ancillary Assets

        The Ancillary Assets will be transferred from Paramount to Newco under the Arrangement pursuant to the Ancillary Assets Transfer Agreement. The sale price for the Ancillary Assets will be $5 million, to be satisfied by the cancellation of a $5 million promissory note of Paramount to be issued to Newco pursuant to the Arrangement. Under the Ancillary Assets Transfer Agreement, Paramount will have the option to reacquire the Ancillary Assets from Newco for the same price, provided that at the time of such acquisition Newco has proved developed reserves with a net present value (on a constant price basis) of not less than $3 million discounted at 20% or would otherwise then meet the TSX's initial listing requirements and provided further that such acquisition would not result in the delisting from the TSX of any of Newco's securities or Newco being in default of any of the TSX's listing maintenance requirements.

        The Ancillary Assets are included in the Spinout in order for Newco to meet the minimum listing requirements of the TSX for an oil and gas issuer, which require, among other things, that an oil and gas issuer have proved developed reserves with a net present value (on a constant price basis) of not less than $3 million discounted at 20%.

        The Ancillary Assets consist of one well in the Cameron Hills area of the southern portion of the Northwest Territories. Newco will be the operator of the well and will have an 88% interest in the well. The well had test production from the Sulphur Point formation at rates of 100 to 150 Bbl/d in 2003, but is not currently producing due to an incomplete gathering system. Production from the well can be tied into an existing pipeline approximately one kilometre away, with production to be sent via such pipeline to a plant at Bistcho Lake approximately 70 kilometres away.

        The reserves assigned to the Ancillary Assets and the net present values of future net revenue from such reserves, as evaluated by McDaniel in the McDaniel Newco Report, are set forth in the tables below:

Summary of Oil and Gas Reserves Based on Constant Prices and Costs

	Light and Medium Oil				Natural Gas Liquids
			Natural Gas
Reserves Category
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
	(MBbl)	(MBbl)	(MMcf)	(MMcf)	(MBbl)	(MBbl)
PROVED(3)
Proved Developed Producing(4)	—	—	—	—	—	—
Proved Developed Non-Producing(5)	74	74	599	598	2	2
Proved Undeveloped(6)	—	—	—	—	—	—

TOTAL PROVED	74	74	599	598	2	2
TOTAL PROBABLE(7)	25	25	200	199	1	1

TOTAL PROVED PLUS PROBABLE	99	98	799	797	3	3

Net Present Values of Future Net Revenue Based on Constant Prices and Costs

	BEFORE DEDUCTING INCOME TAXES DISCOUNTED AT
Reserves Category
	0%	5%	10%	15%	20%
	($000s)	($000s)	($000s)	($000s)	($000s)
PROVED(3)
Proved Developed Producing(4)	—	—	—	—	—
Proved Developed Non-Producing(5)	5,147	4,554	4,064	3,656	3,314
Proved Undeveloped(6)	—	—	—	—	—

TOTAL PROVED	5,147	4,554	4,064	3,656	3,314
TOTAL PROBABLE(7)	1,780	1,373	1,078	862	699

TOTAL PROVED PLUS PROBABLE	6,928	5,927	5,142	4,518	4,014

Notes:

(1)
Gross reserves includes the working interest reserves before deduction of royalties payable to others.

(2)
Net reserves is gross reserves after deducting royalties payable to others.

(3)
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(4)
"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(5)
"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(6)
"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.

(7)
"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(8)
Numbers may not add due to rounding.

Constant Prices Used in Estimates

Crude Oil			Natural Gas	Natural Gas Liquids
Edmonton Reference Price ($/Bbl)
West Texas Intermediate	Edmonton Light Crude	Bow River at Hardisty	Field Gate	Propane	Field Butane	NGL Mix	Natural Gasoline & Condensates
(U.S.$/Bbl)	($/Bbl)	($/Bbl)	($/MMBtu)
58.73	61.22	39.25	7.00	37.00	44.80	44.70	61.82

Newco Historical and Pro Forma Financial Statements

        Certain historical financial statements in respect of the Spinout Assets and the Ancillary Assets as well as pro forma financial statements of Newco giving effect to Newco's acquisition from Paramount of the Spinout Assets and the Ancillary Assets have been included in this Information Circular (see the end of this Appendix D) in order to comply with applicable securities laws.

DIRECTORS AND MANAGEMENT

Directors and Officers

        Newco's articles provide that Newco must have a minimum of one and a maximum of nine directors. Newco's directors will be elected annually by Newco's shareholders, with Newco's board of directors having the ability to appoint additional directors between annual meetings of shareholders in accordance with Newco's by-laws and the ABCA.

        There are expected to be six directors of Newco following completion of the Spinout, with at least three of such directors being independent. Clayton H. Riddell and James H. T. Riddell will be directors, and three additional independent directors are intended to be appointed prior to or contemporaneous with the completion of the Spinout. In addition, a President of Newco is expected to be appointed on or prior to the Effective Date who will also be a director. It is anticipated that Clayton H. Riddell will be the Chairman of the board of Newco and that James H. T. Riddell will hold a senior executive position with Newco.

        The initial officers of Newco known at this time are Clayton H. Riddell as Chief Executive Officer, Bernard K. Lee as Chief Financial Officer and Charles E. Morin as Corporate Secretary, General Counsel and Manager, Land. Messrs C. H. Riddell, Lee and Morin currently hold the same positions with Paramount, and will continue to hold these positions with Paramount following completion of the Spinout.

        Paramount will issue a news release prior to the Meeting identifying the independent directors and the President, if one is appointed.

Committees of the Board of Directors

        The board of directors of Newco will appoint an audit committee, a compensation committee, a corporate governance committee and an environmental, health and safety committee, each consisting of at least three directors. The members of each of the committees will be comprised entirely of independent directors or a majority of independent directors, as required by applicable legal and regulatory requirements. The board of directors of Newco may from time to time establish additional committees. The mandates of each of the committees will be established following completion of the Spinout and will be in compliance with applicable legal and regulatory requirements.

Remuneration of Directors and Officers

        Newco's directors and officers will be entitled to receive options to acquire Newco Common Shares. See "Stock Option Plan". Other remuneration for Newco's directors and officers will be established by Newco's directors following the completion of the Spinout.

SERVICES AGREEMENT

        Paramount will, subject to the overall independence of Newco, provide certain operational, administrative and other services to Newco. Newco may from time to time retain other third parties to provide administrative and operating services required by it or may cease to retain any third parties (including Paramount) and provide all such services internally.

        In providing services to Newco, Paramount will act honestly and in good faith and exercise that degree of diligence and skill that a reasonably prudent contractor would exercise in comparable circumstances. Although Paramount may delegate the performance of its duties and obligations to its affiliates or third parties, Paramount will continue to be responsible for the performance of its obligations under the Services Agreement.

        Newco will pay Paramount its reasonable costs incurred in providing the services to Newco plus 10% of such costs.

        In addition, under the Services Agreement Paramount will fund, on Newco's behalf, capital expenditures related to the MDFI Agreement, if necessary, until such time as Newco receives sufficient proceeds from the exercise of the Newco Short Term Warrants, at which time Newco will reimburse Paramount in full for all expenditures made by Paramount on Newco's behalf.

        The Services Agreement will terminate on December 31, 2007, subject to extension, unless terminated by either Newco or Paramount on six months' prior written notice. In addition, either Newco or Paramount may, by written notice, immediately terminate the Services Agreement in the event of (i) certain events of insolvency, receivership, liquidation or the suspension of the usual business of the other party or (ii) a breach by the other party in the performance of a material obligation under the Services Agreement (other than as a result of the occurrence of a force majeure event) which is not remedied within 30 days of receipt of notice of such breach, or when not reasonably capable of being remedied within 30 days, such party fails to take reasonable steps to remedy such default and give reasonable assurances that such default will be remedied within a reasonable period of time. Newco may also, by written notice, immediately terminate the Services Agreement in the event of a direct or indirect change of control of Paramount if the written consent of the directors of Newco has not been obtained prior to such change of control, provided that consent is not required for a change in the holdings of the securities of Paramount.

CONSOLIDATED CAPITALIZATION OF NEWCO

        The following table sets forth the consolidated capitalization of Newco as at November 30, 2006 prior to the Spinout, after giving effect to the Spinout and after giving effect to the Spinout and the exercise of the Newco Short Term Warrants. The dollar amounts in respect of the Newco Common Shares and Newco Preferred Shares issued upon completion of the Spinout and in respect of the Newco Common Shares issued upon conversion of the Newco Preferred Shares are based on the attributed issue price of $5.00 per share and are not indicative of the amounts that will be reflected in Newco's financial statements.

	Authorized	As at November 30, 2006	As at November 30, 2006 after giving effect to the Spinout(1)	As at November 30, 2006 after giving effect to the Spinout and the Exercise of the Newco Short Term Warrants(1)(2)(3)(4)
Newco Common Shares	Unlimited	$5.00	$14,043,415	$188,426,192
		(1 share)	(2,808,683 shares)	(35,052,098 shares)
Newco Preferred Shares	Unlimited	—	$91,000,000	—
(18,200,000 shares)
Newco Short Term Warrants	Unlimited	—	14,043,415 warrants	—
Newco Longer Term Warrants	Unlimited	—	14,043,415 warrants	14,043,415 warrants
Debt	—	—	$12,000,000(5)	—

Notes:

(1)
Based on the number of Common Shares outstanding on November 30, 2006 and disregarding the effects of rounding.

(2)
Assuming the exercise of all Newco Short Term Warrants.

(3)
Assuming the conversion by Paramount of all of its Newco Preferred Shares into Newco Common Shares.

(4)
Assuming 75% of the Newco Short Term Warrants are exercised for Newco Flow-Through Shares, with the remaining 25% of the Newco Short Term Warrants exercised for Newco Common Shares.

(5)
This debt will be repaid by Newco as soon as sufficient proceeds from the exercise of the Newco Short Term Warrants have been received by Newco.

DESCRIPTION OF SHARE CAPITAL

        At the completion of the Spinout, Newco's authorized share capital will consist of an unlimited number of Newco Common Shares, 18,200,000 Newco Preferred Shares and an unlimited number of preferred shares, issuable in series.

Newco Common Shares

        The holders of the Newco Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of Newco. The holders of Newco Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of Newco. Holders are entitled to one vote in respect of each Newco Common Share held at all meetings of the shareholders of Newco, except meetings at which only holders of another specified class or series of shares of Newco are entitled to vote separately as a class or series at such meeting. In the event of liquidation, dissolution or winding up of Newco or other distributions of assets of Newco among its shareholders for the purpose of winding up its affairs, the holders of Newco Common Shares will be entitled, subject to preferences accorded to holders of any class or series of preferred shares, to participate ratably in any distribution of the assets of Newco.

Newco Preferred Shares

        The holders of Newco Preferred Shares will be entitled to receive notice of and to attend all meetings of the shareholders of Newco. Holders will be entitled to one vote in respect of each Newco Preferred Share held at all meetings of the shareholders of Newco, except meetings at which only holders of another specified class or series of shares of Newco are entitled to vote separately as a class or series at such meeting. The holders of the Newco Preferred Shares will be entitled to a 5% cumulative dividend commencing October 1, 2007. In the event of liquidation, dissolution or winding up of Newco or other distributions of assets of Newco among its shareholders for the purpose of winding up its affairs, the holders of Newco Preferred Shares will be entitled to receive per share $5.00 plus accrued and unpaid dividends in priority to any payments to the holders of Newco Common Shares. Newco Preferred Shares will be convertible at any time, at the option of the holder, into Newco Common Shares on a share-for-share basis. Newco Preferred Shares will be automatically converted into Newco Common Shares on a share-for-share basis once Newco has received $60 million in proceeds from the issuance of Newco Common Shares. Newco Preferred Shares will be redeemable by Newco on 30 days notice at a redemption price per share of $5.00 plus accrued and unpaid dividends.

Preferred Shares

        The preferred shares will be issuable in one or more series. The board of directors may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. The preferred shares will be entitled to a preference over the Newco Common Shares with respect to the payment of dividends and the distribution of assets of Newco in the event of the liquidation, dissolution or winding up of Newco.

PRIOR ISSUANCES

        Newco issued one Newco Common Share to Paramount in connection with the incorporation of Newco, which share will be cancelled under the Arrangement. See "Details of the Spinout" in the Information Circular to which this appendix is attached.

STOCK OPTION PLAN

        The material terms of Newco's Stock Option Plan and the options to be granted thereunder on or prior to the Effective Date are set forth under "Other Business" in the Information Circular to which this appendix is attached. The full text of Newco's Stock Option Plan is attached as Appendix F to the Information Circular to which this appendix is attached.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

        Certain conflicts of interest could arise as a result of the relationship between Paramount and Newco. Two of the initial directors of Newco, including the Chairman, are directors of Paramount, and certain of the initial officers of Newco are officers of Paramount. In addition, Newco will be dependent on Paramount for administrative, operating and other services pursuant to the Services Agreement. The directors and officers of Paramount and Newco have fiduciary duties to manage Paramount and Newco, respectively, in a manner beneficial to Paramount and Newco, respectively. The duties of the directors and officers of Paramount and Newco may come into conflict. Such conflicts will be resolved in accordance with the ABCA, where applicable. For more information regarding Paramount's relationship to Newco, see "Services Agreement" and "Principal Shareholders".

INTEREST OF MANAGEMENT AND
OTHERS IN MATERIAL TRANSACTIONS

        Paramount will provide administrative and operating services to Newco pursuant to the Services Agreement, in respect of which it will receive its costs in providing these services plus 10% of such costs. See "Services Agreement".

INDUSTRY CONDITIONS

Government Regulation

        The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Regulatory approvals must be obtained before drilling wells or constructing facilities. Failure to obtain such approvals on a timely basis could result in delays or abandonment of projects and increased costs. Although it is not expected that any of these controls or regulations will affect the operations of Newco in a manner materially different than they would affect other Canadian oil and natural gas companies of similar size exploring and operating in the Northwest Territories, these controls and regulations should be considered carefully by investors in the oil and gas industry. All current legislation is a matter of public record and Newco is unable to predict what additional legislation or amendments may be enacted.

Land Tenure & Production Rights Processes

Federal Crown Lands

        Crude oil and natural gas located in the Northwest Territories is owned predominantly by the federal government. The federal government grants rights to explore for and produce oil and natural gas pursuant to licences issued for varying terms and on varying conditions as set forth by federal legislation and by the parties themselves. Such conditions may include, but are not limited to, obligations to drill wells or produce petroleum substances.

        Oil and natural gas rights in lands owned by the federal government within the Northwest Territories are initially obtained by way of an Exploration Licence. EL's are issued through a bid process and generally incorporate the terms and conditions set out in the bid. EL's may be issued for non-renewable terms of up to and including 9 years, subject to extensions where the drilling of a well is in progress. Where the holder of an EL makes a significant discovery, as determined by the National Energy Board (the "NEB"), they may apply for and shall be issued a "declaration of significant discovery" from the NEB. Upon the issuance of the declaration of significant discovery, the holder of the EL may apply for and shall be issued a Significant Discovery Licence (a "SDL") which will remain in effect for so long as the declaration of significant discovery continues. The area covered by a SDL may vary in accordance with amendments to the declaration of significant discovery. Both EL's and SDL's provide the holder with the right to explore for and the exclusive right to drill and test for petroleum, the exclusive right to develop the lands in order to produce petroleum and the exclusive right to obtain a production licence for the lands once a declaration of commercial discovery has been made by the NEB.

        Where a declaration of commercial discovery has been made by the NEB, the holder of the EL or SDL may then apply for and shall be issued a Production Licence ("PL"). PL's are issued for a term of 25 years, subject to the continuance of the certificate of commercial discovery, and are automatically extended for such time thereafter as commercial production continues. PL's provide the same rights as EL's and SDL's along with the exclusive right to produce petroleum and title to the petroleum so produced. Where commercial production has not commenced on any portion of the commercial discovery area, an order may be issued requiring production from such portion or else forfeiture of that portion from the commercial discovery area. The area covered by the PL may vary in accordance with amendments to the commercial discovery area.

Concession Agreement Lands

        Oil and natural gas located in the Northwest Territories can also be privately owned and rights to explore for and produce such oil and natural gas are granted by leases and concession agreements on such terms and conditions as may be negotiated between the parties themselves.

        Pursuant to agreements made between First Nations organizations and the Government of Canada, First Nations organizations have been granted title to Northwest Territory land, in fee simple, including mines and minerals within, upon or under such lands. As such, various Northwest Territory lands, which include lands associated with the Spinout Assets, are now owned by First Nations organizations.

        In order to obtain the right to explore and produce minerals within these lands, corporations enter into Oil and Gas Concession agreements with the owner (designated organization) of the lands. In particular, a portion of the Spinout Assets are subject to concession agreements with First Nations organizations.

        Generally, such concession agreements function similar to oil and gas leases, whereby the lessor, being the legal owner, grants the lessee certain rights to explore for and produce oil and gas, subject to the specific terms of the concession agreement.

        Typically, upon entering into the concession agreement, the lessee is granted the right to explore and produce oil and gas from the land, for an initial term, followed by potential renewable terms. All terms being subject to various drilling and payment obligations, which if not satisfied by the lessee, may result in, without limitation, the termination of certain rights, the surrendering of specific portions of the leased land, payment penalties and/or termination of the agreement.

        The grant to the lessee is also subject to the payment of royalties to the lessor based on production from the leased lands or revenues from production from the leased lands. Typically, the royalty procedure and calculation is comparable to the Crown royalty calculation, stated below. More specifically, the royalty rates vary (most often escalate) with the length of time a well or production unit has been producing. After a well or production unit has been producing for a specified period of time, or in some instances at the time a well "pays out", the royalty will most often become fixed at a certain percentage. Furthermore, it is common for the lessor to have a right to acquire a working interest in the leased lands, or a right to convert the royalty interest to a working interest in the leased lands.

        In addition, the lessee is often contractually obligated to consult with the lessor and associated First Nations representatives and to commit to community support incentives such as first consideration for employment, training and business opportunities; support and utilization of local business; development of employment opportunity procedures and development training plans etc.

Pricing and Marketing — Natural Gas

        In Canada, the price of natural gas sold domestically and internationally is determined by negotiation between buyers and sellers. Such price depends, in part, on natural gas quality, prices of competing natural gas and other fuels, distance to market, access to downstream transportation, length of contract term, weather conditions, the value of refined products and the supply/demand balance and other contractual terms. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30 mcf/d), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing — Oil

        In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance and other contractual terms. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the NEB. Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Royalties and Incentives

        The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands, such as lands held privately in fee simple or lands held by First Nations groups, are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, production and marketing costs and the type or quality of the petroleum product produced. Additionally, other royalties and royalty-like interests are occasionally carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits or net carried interests.

        Federal land in the Northwest Territories is categorized as "frontier lands" under the Canada Petroleum Resources Act (the "CPRA"). Pursuant to the CPRA, royalties on petroleum and natural gas production from frontier lands are reserved for Canada's federal government. There are no royalties payable directly to the government of the Northwest Territories.

        The calculation of federal Crown royalties on frontier lands is governed by the Frontier Lands Petroleum Royalty Regulations. Under these regulations, royalties are payable to the federal Crown once production from project lands has commenced (which is the time at which the petroleum products become marketable). Royalties are not payable during the pre-production period when activities such as exploration, testing, and drilling are being conducted.

        Prior to payout, (payout means the point where the cumulative adjusted gross revenues of the interest holder in relation to the project exceeds the adjusted cumulative cost base of the interest holder in relation to the project) royalties are payable on a graduated monthly basis. For the first eighteen months after production has commenced, one percent of gross revenues are payable to the Crown; for the nineteenth to the thirty-sixth month after the commencement of production, two percent of gross revenues are payable to the Crown; for the thirty-seventh to fifty-fourth month after production has commenced, three percent of gross revenues are payable to the Crown; for the fifty-fifth to the seventy-second month after production has commenced, four percent of gross revenues are payable to the Crown; and from the seventy-third month after production commences until payout has been achieved, five percent of gross revenues are payable to the Crown.

        Once payout has been achieved, royalties to the Crown continue to be paid on a monthly basis. The post-payout Crown royalty payable will be the greater of thirty percent of net revenues or five percent of gross revenues of the project.

        The regulations also prescribe certain uses of produced petroleum that are exempt from royalties. These exempt usages include activities such as flaring, formation injection and petroleum used in the operation and maintenance of the wellsite.

        Royalties payable to the First Nations organizations under the Spinout Assets lands covered by the concession agreements are similar to those payable to the Crown.

Environmental Regulation

        The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial, territorial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and natural gas industry operations. In addition, legislation requires that well, pipeline and facility sites be abandoned and reclaimed to the satisfaction of the applicable regulatory authority. A breach of such legislation may result in the imposition of fines and penalties, the revocation of necessary licenses and authorizations and civil liability for pollution damage.

        In the Northwest Territories, environmental compliance is governed by the Northwest Territories Environmental Protection Act (the "EPA"), the Northwest Territories Environmental Rights Act (the "ERA"), the Canadian Environmental Assessment Act (the "CEAA"), the Canadian Environmental Protection Act, 1999 (the "CEPA") and the Canada Oil and Gas Operations Act (the "COGOA"), all of which impose certain environmental responsibilities on oil and natural gas operators and working interest holders in the Northwest Territories and impose penalties for violations.

        In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases ("GHGs"). Canada ratified the Kyoto Protocol in late 2002 and as a result is obligated to set legally binding limits on GHG emissions. On October 19, 2006 the Canadian Federal Government introduced into Parliament the Clean Air Act ("Bill C-30") and released its accompanying Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emissions, (the "Notice"). Bill C-30 and the Notice are intended to reflect the Government's "made in Canada" approach to Canada's Kyoto Protocol obligations and reduce air pollutants and GHG emissions in Canada. Bill C-30 does not expressly include emission reduction targets. However, the Notice provides for sector emission intensity based targets for GHGs to come into effect by the end of 2010 and for long term GHG emission reduction targets to be met by 2050. The National Round Table on the Environment and Economy is charged with advising the Government on these targets.

        Newco will be committed to meeting it's responsibilities to protect the environment wherever Newco operates or holds working interests and anticipates making increased expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment. Newco will be taking such steps as required to ensure compliance with the EPA, ERA, CEAA, CEPA, COGOA and Bill C-30, should it become law. Newco believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards and that this could lead to increased capital expenditures and operating costs.

RISK FACTORS

        The following is a summary of certain risk factors relating to Newco and the ownership of Newco securities. These risk factors should be carefully considered.

Absence of Infrastructure to Transport Newco's Production

        Due to the location of the Spinout Assets, there is no infrastructure currently available to transport oil, natural gas and natural gas liquids from Newco's existing and future wells to market. While the Mackenzie Valley pipeline and related gathering system, which would enable Newco to transport its oil, natural gas and natural gas liquids to market either with or without additional infrastructure being built by Newco, has been proposed and is currently the subject of regulatory hearings, there is no guarantee that it will be completed on a timely basis or at all. Newco's ability to market its oil, natural gas and natural gas liquids, and therefore receive payment for its production, depends upon Newco's ability to transport its oil, natural gas and natural gas liquids to market. If Newco is unable to transport its oil, natural gas and natural gas liquids to market, its assets, and therefore the Newco Common Shares, will be of little or no value.

Exploration Risks

        The exploration of Newco's oil and gas properties involves a high degree of risk that no production will be obtained or that the production obtained will be insufficient to recover drilling and completion costs. The costs of drilling, completing and operating wells are uncertain to a degree. Cost overruns can adversely affect the economics of Newco's exploration programs and projects. In addition, Newco's drilling plans may be curtailed, delayed or cancelled as a result of numerous factors, including, among others, equipment failures, weather or adverse climate conditions, shortages or delays in obtaining qualified personnel, shortages or delays in the delivery of or access to equipment, necessary regulatory or other third party approvals and compliance with regulatory requirements.

Wells to be Drilled by Newco are Very Costly

        Paramount estimates that wells to be drilled by Newco on the Spinout Assets will cost approximately $8 million to $20 million per well, but may exceed that amount. Accordingly, if Newco is unsuccessful on a number of wells, it may result in a material adverse affect on Newco's assets, prospects and financial condition. Additionally, if Newco is not successful on the first few wells drilled on the MDFI Agreement lands, Newco may determine not to drill a total of five wells on these lands and, as a result, would not earn any interest in these lands pursuant to the terms of the MDFI Agreement.

Operational Matters

        The ownership and operation of oil and natural gas wells, pipelines and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Newco's properties and possible liability to third parties. Newco intends to employ prudent risk management practices and maintain suitable liability insurance, where available. Newco may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities could have a material adverse effect on Newco, its operations and financial condition.

Availability of Equipment and Qualified Personnel and Related Costs

        Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment and qualified personnel in the particular areas where such activities will be conducted. Demand for such limited equipment and qualified personnel may affect the availability of such equipment and qualified personnel to Newco and may delay Newco's exploration and development activities. In addition, the costs of qualified personnel and equipment in the area where the Spinout Assets are located are very high due to the availability of, and demands for, such qualified personnel and equipment in the area.

Resource Estimates

        The resource estimates in respect of certain of the Spinout Assets and the area in which the Spinout Assets are located are only estimates and the ultimate resources may be significantly less than the estimates. Estimates of resources depend in large part upon the reliability of available geological and engineering data. Geological and engineering data are used to determine the probability that a reservoir of oil and/or natural gas exists at a particular location, and whether, and to the extent to which, such hydrocarbons are recoverable from the reservoir.

Insufficient Proceeds from Exercise of Newco Warrants and Need for Additional Financings

        Newco requires the proceeds from the exercise of the Newco Warrants, and will require additional financing, in order to carry out its exploration and development activities. Newco may not receive sufficient proceeds on the exercise of the Newco Warrants to carry out its exploration and development activities to the end of the 2007/2008 winter drilling season as currently anticipated. If insufficient proceeds are received from the exercise of the Newco Warrants, Newco will have to obtain additional financing earlier than anticipated. Newco may not be able to obtain financing on terms acceptable to Newco or at all. Failure to obtain required financing on a timely basis could cause Newco's interest in its properties to be lost or reduced and may have a material adverse effect on Newco's operations and financial condition.

Volatility of Commodity Prices

        Oil and natural gas prices fluctuate significantly in response to regional, national and global supply and demand factors beyond the control of Newco. Political and economic developments around the world can affect world oil and natural gas supply and prices. Any prolonged period of low oil and natural gas prices could result in a decision by Newco to suspend or terminate exploration, as it may become uneconomic to explore for and/or produce oil or natural gas at such prices.

Environmental Concerns

        The oil and natural gas industry is subject to environmental regulations pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or other penalties. See "Industry Conditions — Environmental Regulation". Should Newco be unable to fully fund the cost of remedying an environmental problem, Newco might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Seasonality and Climate

        The Spinout Assets are only accessible if the ground is frozen. Accordingly, a mild winter may result in limited access and, as a result, reduced operations or a cessation of operations.

        In addition, the Spinout Assets are located in the far north of Canada where the climate is very cold and harsh. This type of climate can result in additional costs and delays to Newco's exploration programs.

No Operational History

        Newco was only recently organized and has no history of operations.

Competition

        There is strong competition relating to all aspects of the oil and natural gas industry. Newco will actively compete for capital, skilled personnel, access to rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations, many of which will have greater technical and financial resources than Newco.

Dependence on Senior Officer

        Newco will be highly dependent on its Chief Executive Officer. The loss of Newco's Chief Executive Officer could impede the achievement of Newco's objectives and could adversely affect Newco's business, prospects and results of operations.

Absence of Established Market for Newco Common Shares, Warrant Units and Newco Longer Term Warrants

        Newco is a newly incorporated company. There currently is no public market for the Newco Common Shares, Warrant Units or Newco Longer Term Warrants and there is no guarantee that such securities will be listed on the TSX. If listed, Newco cannot predict at what price the Newco Common Shares, Warrant Units and Newco Longer Term Warrants will trade and there can be no assurance that an active trading market for such securities will develop or be sustained.

Potential Conflicts of Interest

        Certain conflicts of interest could arise as a result of the relationship between Paramount and Newco. Two of the initial directors of Newco, including the Chairman, are directors of Paramount, and all of the initial officers of Newco are officers of Paramount. In addition, Newco will be dependent on Paramount for administrative, operating and other services pursuant to the Services Agreement. The directors and officers of Paramount and Newco have fiduciary duties to manage Paramount and Newco, respectively, in a manner beneficial to Paramount and Newco, respectively. The duties of the directors and officers of Paramount and Newco may come into conflict.

        Current members of the board of directors of Newco are directors or officers of corporations which are in competition to the interests of Newco. No assurances can be given that opportunities identified by such board members will be provided to Newco.

AUDITORS, REGISTRAR AND TRANSFER AGENT

        The auditors of Newco are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta.

        The registrar and transfer agent for the Newco Common Shares is Computershare, at its principal offices in Calgary, Alberta and Toronto, Ontario.

AUDITORS' REPORT

To the Board of Directors of
 Paramount Resources Ltd.

        We have audited the balance sheets of the Spinout Assets and Ancillary Assets, certain properties of Paramount Resources Ltd., as at December 31, 2005 and 2004 and the statements of earnings (loss) and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these financial statements present fairly, in all material respects, the financial position of the Spinout Assets and Ancillary Assets as at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

        As discussed in Note 1, the Spinout Assets and Ancillary Assets are properties of Paramount Resources Ltd. and have no separate legal status.

Calgary, Canada	(Signed) Ernst & Young LLP
December 7, 2006	Chartered Accountants

SPINOUT ASSETS AND ANCILLARY ASSETS

BALANCE SHEETS

(See Note 1: Basis of Presentation)
(thousands of dollars)

		As at December 31
	As at September 30 2006
		2005	2004
	(Unaudited)
ASSETS (Note 5)
Current Assets
Accounts receivable	$925	$875	$1,457

	925	875	1,457

Property, Plant and Equipment, at cost and net book value (Note 3)	66,803	65,001	43,078

	$67,728	$65,876	$44,535

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$1,758	$2,123	$10,136

	1,758	2,123	10,136

Asset retirement obligations (Note 4)	378	358	171
Future income taxes (Note 7)	4,967	5,615	175

	5,345	5,973	346

Commitments (Note 9)
Equity
Net investment by Paramount Resources Ltd.	60,625	57,780	34,053

	$67,728	$65,876	$44,535

See accompanying notes to the financial statements

SPINOUT ASSETS AND ANCILLARY ASSETS

STATEMENTS OF EARNINGS (LOSS)

(See Note 1: Basis of Presentation)
(thousands of dollars)

	Nine Months Ended September 30		Years Ended December 31
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)
Expenses
Operating	$96	$110	$80	$99	$17
General and administrative (Note 6)	248	499	642	746	155
Lease rentals	—	—	—	157	—
Geological and geophysical	146	1,201	1,205	—	1,242
Dry hole costs	—	9,342	9,342	—	—
Accretion of asset retirement obligations (Note 4)	20	11	18	10	9

	510	11,163	11,287	1,012	1,423

Loss before income taxes	(510)	(11,163)	(11,287)	(1,012)	(1,423)

Income and other tax expense (recovery) (Note 7)
Current and Large Corporations Tax expense	—	24	24	—	—
Future income tax recovery	(649)	(3,644)	(3,669)	(5)	(575)

	(649)	(3,620)	(3,645)	(5)	(575)

Net earnings (loss)	$139	$(7,543)	$(7,642)	$(1,007)	$(848)

Net investment by Paramount Resources Ltd.
Beginning of period	$57,780	$34,053	$34,053	$8,875	$4,883
Net earnings (loss)	139	(7,543)	(7,642)	(1,007)	(848)
From Paramount Resources Ltd.	2,706	31,983	31,369	26,185	4,840

End of period	$60,625	$58,493	$57,780	$34,053	$8,875

See accompanying notes to the financial statements

SPINOUT ASSETS AND ANCILLARY ASSETS

STATEMENTS OF CASH FLOWS

(See Note 1: Basis of Presentation)
(thousands of dollars)

	Nine Months Ended September 30		Years Ended December 31
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)
Operating Activities
Net earnings (loss)	$139	$(7,543)	$(7,642)	$(1,007)	$(848)
Add (deduct) non-cash and other items:
Geological and geophysical	146	1,201	1,205	—	1,242
Dry hole costs	—	9,342	9,342	—	—
Accretion of asset retirement obligations (Note 4)	20	11	18	10	9
Non-cash general and administrative expense	(114)	231	308	360	—
Future income tax recovery	(649)	(3,644)	(3,669)	(5)	(575)

Funds flow used in operations	(458)	(402)	(438)	(642)	(172)
Net change in operating working capital (Note 8)	(88)	(1)	127	(11)	(102)

Cash flows used in operating activities	(546)	(403)	(311)	(653)	(274)

Financing activities
Investment by Paramount Resources Ltd.	2,822	39,942	40,170	25,825	4,840

Cash flows provided by financing activities	2,822	39,942	40,170	25,825	4,840

Cash flows provided by operating and financing activities	2,276	39,539	39,859	25,172	4,566

Investing activities
Property, plant and equipment expenditures	(1,949)	(30,210)	(32,301)	(31,252)	(9,171)
Net change in investing working capital (Note 8)	(327)	(9,329)	(7,558)	6,080	4,605

Cash flows used in investing activities	(2,276)	(39,539)	(39,859)	(25,172)	(4,566)

Change in cash	—	—	—	—	—

Cash, beginning and end of period	$—	$—	$—	$—	$—

See accompanying notes to the financial statements

SPINOUT ASSETS AND ANCILLARY ASSETS

NOTES TO FINANCIAL STATEMENTS

For the nine months ended September 30, 2006 and 2005 (unaudited)
and the years ended December 31, 2005, 2004 and 2003
(all tabular amounts are expressed in thousands of dollars, except as otherwise noted)

1.     BASIS OF PRESENTATION

  Paramount Resources Ltd. ("Paramount" or the "Company") is an independent Canadian energy company that explores for, develops, processes, transports and markets petroleum and natural gas. Paramount's principal properties are located in Alberta, the Northwest Territories and British Columbia.

  The Company proposes to undertake a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), which will result in: (i) the Company and its shareholders receiving shares of MGM Energy Corporation ("MGM" or "Newco"), a newly incorporated company, and MGM becoming the owner of certain existing assets of the Company; and (ii) shareholders of Paramount being given the opportunity to participate in the initial financing of MGM.

  The principal assets intended to become owned by MGM, referred to as the "Spinout Assets", are comprised of: (i) rights under an area-wide farm-in agreement respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-In Properties"); and (ii) oil and gas properties in the Colville Lake/Sahtu area of the Mackenzie Delta, Northwest Territories (the "Colville Properties"). It is also intended that MGM would acquire from Paramount under the plan of arrangement, an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories (the "Ancillary Assets") under a separate agreement (the "Ancillary Assets Transfer Agreement"). Under this agreement, Paramount would have the option, subject to certain conditions, to reacquire the Ancillary Assets from MGM for the same price that it proposes to sell such assets to MGM under the Ancillary Assets Transfer Agreement (the "Repurchase Option"). Except for limited periods of testing, none of the Spinout Assets or Ancillary Assets have ever been placed on production.

  These financial statements have been prepared to present the financial position, results of operations and cash flows for the Spinout Assets and results of operations and cash flows for the Ancillary Assets. The Spinout Assets and Ancillary Assets currently have no separate legal existence and are available to satisfy the obligations of Paramount. Further development of the assets is dependent on the actions of or funding from Paramount until the reorganization described above has been completed. Because of the nature of the Repurchase Option, for accounting purposes the Ancillary Assets are deemed to be retained by Paramount and no amount has been recorded as an asset on the balance sheet respecting them, but applicable asset retirement obligations, operating results and cash flows are reflected in these financial statements. The book value of the excluded Ancillary Assets as at September 30, 2006, December 31, 2005, and December 31, 2004 is $1.6 million.

  Subsequent to the acquisition of the properties by MGM, management of MGM will determine all operating, investing and financing activities applicable to the Spinout Assets and Ancillary Assets. Accordingly, the amounts recorded in these financial statements may not be indicative of the amounts that will result in future periods.

  Each of Paramount's core areas has distinct operating staff, capital budgets and targets. Paramount also has shared services such as drilling, facilities and construction, accounting, land administration and corporate compliance. Historically, Paramount has maintained accounting records necessary to support its consolidated financial statements and for other internal and tax reporting purposes. Paramount has not previously prepared separate financial statements for the Spinout Assets or the Ancillary Assets. While the amounts applicable to the Spinout Assets and Ancillary Assets for certain expenses, assets and liabilities can be derived directly from the accounting records of Paramount, it has been necessary to allocate certain items in the manner described below.

  These financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP").

  The unaudited interim financial statements as at and for the nine months ended September 30, 2006 and 2005 have been prepared in a manner consistent with accounting policies utilized in the financial statements for the year ended December 31, 2005.

  As a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ significantly from those estimates.

  Presentation of the Statements of Earnings (Loss)

  The amounts for petroleum and natural gas sales, royalties, transportation costs, operating costs, geological and geophysical costs, dry hole costs, lease rental costs, accretion of asset retirement obligations, and write-down of petroleum and natural gas properties have been recorded in the accounting records of Paramount on a property-by-property basis, and the amounts included in these financial statements have been derived directly from the accounting records of Paramount. As the Spinout Assets and the Ancillary Assets have never produced, except for limited periods of testing, there has been no revenue, royalties, transportation costs, or depletion, depreciation and amortization respecting such properties. Similarly, no gains or losses associated with financial instruments related to revenue were allocated to the Spinout Assets or Ancillary Assets because of their non-producing nature.

  General and administrative costs incurred by Paramount are considered a corporate cost. For purposes of these financial statements, the amounts recorded for general and administrative costs have been allocated for each period on a pro rata basis using the estimated percentage of time spent by individual employees on the Spinout Assets and Ancillary Assets during the relevant year.

  The income tax balances for the costs of acquiring, exploring for and developing the Spinout Assets, and the costs of associated tangible equipment, are blended with those of Paramount's other areas. The future income tax liability reflected in these financial statements resulted from the utilization of specific tax pools for the purpose of satisfying certain flow-through share commitments.

  Presentation of Financial Position

  The costs of petroleum and natural gas properties and other property, plant and equipment, the associated accumulated depletion and depreciation, and the liability for asset retirement obligations have been accumulated in the accounting records on an area-by-area basis. The amounts included in these financial statements have been derived directly from the accounting records of Paramount.

  For purposes of the balance sheets as at September 30, 2006, December 31, 2005 and December 31, 2004, accounts receivable and accounts payable and accrued liabilities attributable to the Spinout Assets and Ancillary Assets have been derived directly from the accounting records of Paramount.

  Cash, short-term investments, distributions receivable from Trilogy Energy Trust, financial instruments, prepaid expenses and other, long-term investments, due to Trilogy Energy Trust and debt are related to corporate activities of Paramount and have been excluded from these financial statements. The deficiency of cash flows from operations of the Spinout Assets and the Ancillary Assets plus cash outflows from investing activities have been presumed to be financed by corporate treasury through equity investments by Paramount for purposes of these Financial Statements. Corporate debt and related interest expense have not been allocated to the Spinout Assets.

  Presentation of Statements of Cash Flows

  As discussed above, the cash balances of Paramount are maintained on a centralized basis and considered to be a corporate activity and therefore, have been excluded from these financial statements. For purposes of the presentation of the statements of cash flows, cash and disbursements are deemed to be transferred from the corporate account concurrent with the respective inflow or outflow of cash and are presented as "Investment by Paramount Resources Ltd.".

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Measurement uncertainty and use of estimates

  The timely preparation of these Financial Statements in conformity with Canadian GAAP requires that management make estimates and assumptions and use judgment that affect: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements; and (ii) the reported amounts of revenues and expenses during the reported period. Such estimates primarily relate to unsettled transactions and events as of the date of the Financial Statements. Actual results could differ from these estimates.

  The amounts recorded for asset retirement obligations are based on estimates of future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact of changes in these estimates and assumptions on the financial statements of future periods could be material.

  Property, Plant and Equipment

  Cost

  Property, plant and equipment are recorded at cost. The successful efforts method of accounting for petroleum and natural gas operations is followed. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole costs. Exploration wells in areas requiring major capital investments before production can begin, are capitalized as long as drilling efforts are under way or firmly planned. If an exploratory well or an exploratory-type stratigraphic test well is determined to have found oil and gas reserves, but those reserves cannot be classified as proved when drilling is completed, the capitalized drilling costs continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either of these criteria are not met, or if the Company obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well or exploratory-type stratigraphic test well is assumed to be impaired and its costs, net of salvage value, are charged to expense. Exploration wells are assessed annually, or more frequently as evaluation conditions dictate, for determination of reserves, and as such, success. All other exploration costs, including geological and geophysical costs and annual lease rentals are charged to earnings when incurred.

  Depletion and depreciation

  Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels on an energy equivalent basis.

  Successful exploratory wells and development costs are depleted over proved developed reserves while acquired resource properties with proved reserves are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized. At the date of acquisition, an evaluation period is determined after which any remaining probable reserve costs associated with producing fields are transferred to depletable costs.

  Costs associated with significant development projects are not depleted until commercial production commences.

  Impairment

  Producing areas and significant unproved properties are assessed annually or as economic events dictate for potential impairment. Any impairment loss is the difference between the fair value of the asset and its carrying value.

  Asset Retirement Obligations

  The Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred or when a reasonable estimate of the fair value can be made. The fair value of the retirement obligations are capitalized as part of the cost of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense in the statement of earnings (loss), and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligation reduce the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in earnings in the period in which the settlement occurs.

  Future Income Taxes

  The liability method of accounting has been followed for income taxes. Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the financial statements and its respective tax basis, using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in net earnings in the period in which the change occurs. To the extent that it is no longer more likely than not that a recognized future income tax asset will be realized, a valuation allowance is recorded to reduce the future income tax asset to the amount more likely than not to be realized.

  Stock-based Compensation

  The Company has granted stock options to employees and directors.

  The Company uses the intrinsic value method to recognize compensation expense associated with its options. Applying the intrinsic value method to account for stock-based compensation, a liability is accrued over the vesting period of the options, based on the difference between the exercise price of the options and the market price or fair value of the underlying securities. The liability is revalued at the end of each reporting period to reflect changes in the market price or fair value of the underlying securities and the net change is recognized in earnings as general and administrative expense. When options are surrendered for cash, the cash settlement paid reduces the outstanding liability to the extent the liability was accrued. The difference between the cash settlement and the accrued liability is recognized in earnings as general and administrative expense. When options are exercised for common shares, consideration paid by the option holder and the previously recognized liability associated with the options are recorded as an increase to share capital.

3.     PROPERTY, PLANT AND EQUIPMENT

	September 30, 2006
	Cost	Accumulated Depletion and Depreciation	Net Book Value	December 31, 2005 Net Book Value	December 31, 2004 Net Book Value
Petroleum and natural gas properties	$66,803	$—	$66,803	$65,001	$43,078

Total	$66,803	$—	$66,803	$65,001	$43,078

  Capital costs associated with non-producing petroleum and natural gas properties totaling approximately $66.8 million (2005 — $65.0 million, 2004 — $43.1 million) are currently not subject to depletion.

  For the period ended September 30, 2006, Paramount did not expense any dry hole costs (2005 — $9.3 million, 2004 — nil, 2003 — nil).

  Additional disclosures for suspended wells are as follows:

  Continuity of Suspended Exploratory Well Costs

	September 30, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Balance at beginning of year	$65,001	$43,078	$11,826	$3,896
Additions pending the determination of proved reserves	1,802	21,923	31,252	7,930

Balance at end of period	$66,803	$65,001	$43,078	$11,826

  Aging of Capitalized Exploratory Well Costs

	September 30, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Capitalized exploratory well costs that have been capitalized for a period of one year or less	$4,014	$21,923	$31,252	$7,930
Capitalized exploratory well costs that have been capitalized for a period of greater than one year	62,789	43,078	11,826	3,896

Balance at September 30 (December 31)	$66,803	$65,001	$43,078	$11,826

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	9	6	2	2

  At September 30, 2006, the capital asset balance of $66.8 million is composed of capital costs of suspended wells related to Colville Lake in the Northwest Territories. The commerciality of the gas in Colville Lake is being evaluated in conjunction with Paramount's planned drilling program and the anticipated timing for construction of the Mackenzie Valley Pipeline.

4.     ASSET RETIREMENT OBLIGATIONS

  The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Asset retirement obligations, beginning of period	$358	$171	$171	$161	$152
Liabilities incurred	—	44	44	—	—
Revisions in estimated cost of abandonment	—	—	125	—	—
Accretion expense	20	11	18	10	9

Asset retirement obligations, end of period	$378	$226	$358	$171	$161

  The total future asset retirement obligation was estimated by management based on the estimated work to reclaim and abandon the Spinout Assets and Ancillary Assets, and the estimated timing of the costs to be incurred in future periods. The undiscounted asset retirement obligations associated with such properties as at September 30, 2006 are $0.5 million, (December 31, 2005 — $0.5 million, September 30, 2005 — $0.3 million, December 31, 2004 — $0.2 million), which have been discounted using credit-adjusted risk-free rates of between 7 7/8 percent and 8 1/2 percent. The majority of these obligations are not expected to be settled for several years, or decades, in the future and will be funded from general resources at that time.

5.     LONG-TERM DEBT

  As at September 30, 2006, Paramount had a $200 million committed term facility with a syndicate of Canadian chartered banks, $133 million after adjustments for U.S. Notes and Term Loan B Facility service costs. Advances drawn on the facility are secured by a fixed and floating charge over the assets of Paramount, excluding 12.8 million of the Trilogy Energy Trust units owned by Paramount and all of the North American Oil Sands Corporation ("North American") shares owned by Paramount. Further, as at September 30, 2006 Paramount had outstanding: (i) $238.7 million (US $213.6 million) principal amount of US Senior Notes, which obligation is secured by 12.8 million units of Trilogy Energy Trust owned by Paramount; and (ii) $167.7 million (US $150 million) indebtedness under a Term Loan B Facility, secured by all of the common shares of North American owned by Paramount. Pursuant to Note 1 — Basis of Presentation, borrowing, the related indebtedness and interest expense thereon are corporate activities of Paramount and have been excluded from these Financial Statements.

6.     STOCK OPTION PLAN

  General and administrative expense associated with the Company's stock option plan has been allocated to the Spinout Assets and Ancillary Assets based on the percentage of time spent by certain individuals working on the Spinout Assets and Ancillary Assets during the year. For the nine months ended September 30, 2006 a recovery of $0.1 million was allocated to the Spinout Assets and Ancillary Assets, as compared to the allocation of $0.2 million of stock based compensation expense for the same nine month period in 2005. For the years ended December 31, 2005, 2004 and 2003, $0.3 million, $0.4 million and $nil of stock based compensation expense was allocated to the Spinout Assets, respectively.

7.     INCOME TAXES

  The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
Loss before income taxes	$(510)	$(11,163)	$(11,287)	$(1,012)	$(1,423)
Canadian statutory income tax rate	35.7%	39.0%	39.0%	40.0%	41.0%

Expected income recovery	(182)	(4,354)	(4,402)	(405)	(583)
Increase (decrease) resulting from:
Other current and large corporation tax	—	24	24	—	—
Canadian resource allowance	14	24	26	49	16
Statutory and other rate differences	10	538	540	—	80
Effect of tax rate changes	(627)	1	1	(4)	(142)
Non-recognition of tax pools	148	124	136	211	54
Stock-based compensation	(12)	23	30	144	—

Income tax recovery	$(649)	$(3,620)	$(3,645)	$(5)	$(575)

  The following table provides a summary of the components of the future income tax liability:

	September 30, 2006	December 31, 2005	December 31, 2004
Property, plant and equipment in excess of tax value	$5,124	$5,822	$233
Asset retirement obligations	(110)	(121)	(58)
Other	(47)	(86)	—

	$4,967	$5,615	$175

8.     CHANGE IN NON-CASH WORKING CAPITAL

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
Changes in non-cash working capital:
Accounts receivable	$50	$141	$(582)	$(34)	$(1,156)
Accounts payable and accrued liabilities	365	9,189	8,013	(6,035)	(3,347)

Total	415	9,330	7,431	(6,069)	(4,503)

Operating activities	88	1	(127)	11	102
Investing activities	327	9,329	7,558	(6,080)	(4,605)

	$415	$9,330	$7,431	$(6,069)	$(4,503)

9.     COMMITMENTS

  During the third quarter of 2006, Paramount entered into an area wide farm-in agreement respecting the Farm-In Properties (the "Farm-in Agreement"). Under the Farm-in Agreement, Paramount can earn a 50 percent interest in such properties by drilling 11 wells within a four-year period and making certain continuation payments, the aggregate of which will range between $11 million and $21 million depending upon certain future events. Paramount also has an obligation to shoot approximately $50 million of 3D seismic. If Paramount fully satisfies all of the drilling commitments under the Farm-in Agreement, the Company will also earn a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement.

  Paramount is contractually obligated to drill five exploratory wells; two wells during the 2006 - 2007 drilling season, and three wells during the 2007 - 2008 drilling season, having aggregate estimated costs of approximately $95 million. Once Paramount has drilled these five exploratory wells, Paramount may elect to stop further drilling and earn a reduced interest in the Farm-In Properties. In such event, Paramount would remain responsible for the aforementioned seismic commitment and continuation payments. To September 30, 2006, Paramount has incurred $0.6 million associated with commitments under the Farm-in Agreement, which is included in property, plant and equipment in these Financial Statements.

AUDITORS' REPORT

To the Board of Directors of
 MGM Energy Corporation

        We have audited the balance sheet of MGM Energy Corporation as at October 31, 2006. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, this balance sheet presents fairly, in all material respects, the financial position of MGM Energy Corporation as at October 31, 2006 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada	(Signed) Ernst & Young LLP
December 7, 2006	Chartered Accountants

MGM ENERGY CORPORATION

BALANCE SHEET

As at October 31, 2006

ASSETS
Cash	$5

$5

SHAREHOLDERS' EQUITY
Share capital (note 2)	$5

$5

On behalf of the board of MGM Energy Corporation:

(Signed) Clayton H. Riddell	(Signed) James H. T. Riddell
Director	Director

See accompanying notes

NOTES TO MGM ENERGY CORPORATION BALANCE SHEET

October 31, 2006

        1.     FORMATION AND FINANCIAL PRESENTATION

  MGM Energy Corporation ("MGM" or the "Company") was incorporated under the Business Corporations Act (Alberta) on October 31, 2006 as 1278517 Alberta Ltd. On December 4, 2006, the Company's articles were amended to change its name to "MGM Energy Corporation". MGM has not carried on any active business since its formation.

  This financial statement has been prepared in accordance with Canadian generally accepted accounting principles and is stated in Canadian dollars.

2.     SHAREHOLDERS' EQUITY

  Authorized

    An unlimited number of common shares.

  Issued

  Common Shares

	Shares	Amount
Shares issued upon incorporation	1	$5

Balance as at October 31, 2006	1	$5

3.     SUBSEQUENT EVENTS

  Subsequent to October 31, 2006, the shareholders of Paramount Resources Ltd. ("Paramount") have been asked to approve a proposed reorganization, to be effected by way of a plan of arrangement under the Business Corporations Act (Alberta) involving Paramount, its shareholders and MGM (the "Arrangement"), which would result in: (i) Paramount and its shareholders receiving shares of MGM and MGM becoming the owner of certain existing assets of Paramount; and (ii) shareholders of Paramount being given the opportunity to participate in the initial financing of MGM. The completion of the Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed in January 2007.

COMPILATION REPORT
ON PRO FORMA FINANCIAL STATEMENTS

To the Board of Directors
 MGM Energy Corporation

        We have read the accompanying unaudited pro forma balance sheet of MGM Energy Corporation ("MGM") as at September 30, 2006 and unaudited pro forma statements of earnings for the nine months then ended and for the year ended December 31, 2005, and have performed the following procedures.

  1.
  Compared the figures in the columns captioned "MGM Energy Corporation" to the audited balance sheet of MGM as at October 31, 2006 and found them to be in agreement.

  2.
  Compared the figures in the columns captioned "Spinout Assets and Ancillary Assets" to the unaudited financial statements of the Spinout Assets and Ancillary Assets as at September 30, 2006 and for the nine months then ended or to the audited financial statements of the Spinout Assets and Ancillary Assets for the year ended December 31, 2005, as appropriate, and found them to be in agreement.

  3.
  Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

  (a)
  the basis for determination of the pro forma adjustments; and

  (b)
  whether the pro forma financial statements comply as to form in all material respects with the applicable regulatory requirements.

    The officials:

    (a)
    described to us the basis for determination of the pro forma adjustments; and

    (b)
    stated that the pro forma financial statements comply as to form in all material respects with the applicable regulatory requirements.

  4.
  Read the notes to the unaudited pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

  5.
  Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "MGM Energy Corporation" and "Spinout Assets and Ancillary Assets" as at September 30, 2006 and for the nine months then ended, as appropriate, and found the amounts in the columns captioned "MGM Energy Corporation Pro Forma" to be arithmetically correct.

  6.
  Recalculated the application of the pro forma adjustments to the amounts in the column captioned "Spinout Assets and Ancillary Assets" for the year ended December 31, 2005, and found the amounts in the column captioned "MGM Energy Corporation Pro Forma "to be arithmetically correct.

        A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada	(Signed) Ernst & Young LLP
December 7, 2006	Chartered Accountants

MGM ENERGY CORPORATION

PRO FORMA BALANCE SHEET

As at September 30, 2006

(thousands of dollars)
(Unaudited)

	MGM Energy Corporation Note 1	Spinout Assets and Ancillary Assets Note 1	Pro Forma Adjustments	Note		MGM Energy Corporation Pro Forma
ASSETS
Current Assets
Cash	$—	$—	$40,333	2	(b)	$27,944
			(12,389)	2	(c)
Accounts receivable	—	925	—			925

	—	925	27,944			28,869

Property, plant and equipment at cost and net book value	—	66,803	—			66,803

	—	66,803	—			66,803

	$—	$67,728	$27,944			$95,672

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$—	$1,758	$—			$1,758
Notes payable to Paramount Resources Ltd.	—	—	12,389	2	(a)	—
			(12,389)	2	(c)

	—	1,758	—			1,758

Asset retirement obligations	—	378	—			378
Future income taxes	—	4,967	6,962	2	(a)	11,929

	—	5,345	6,962			12,307

Shareholders' equity
Preferred Shares	—	—	39,073	2	(a)	39,073
Common Shares	—	—	2,201	2	(a)	42,534
			40,333	2	(b)
Net investment by Paramount	—	60,625	(60,625)	2	(a)	—

	—	60,625	20,982			81,607

	$—	$67,728	$27,944			$95,672

See accompanying notes to the unaudited Pro Forma Financial Statements

MGM ENERGY CORPORATION

PRO FORMA STATEMENT OF EARNINGS

For the nine months ended September 30, 2006

(thousands of dollars, except per share amounts)
(Unaudited)

	Spinout Assets and Ancillary Assets Note 1	Pro Forma Adjustments	Note	MGM Energy Corporation Pro Forma
Expenses
Operating	$96	$—		$96
General and administrative	248	—		248
Geological and geophysical	146	—		146
Accretion of asset retirement obligations	20	—		20

	510	—		510

Loss before income taxes	(510)	—		(510)

Income and other tax recovery
Future income tax recovery	(649)	(321)	2(d)	(970)

	(649)	(321)		(970)

Net earnings	$139	$321		$460

Net earnings per share (Note 3)
Basic ($/share)				$0.05
Diluted ($/share)				$0.02

See accompanying notes to the unaudited Pro Forma Financial Statements

MGM ENERGY CORPORATION

PRO FORMA STATEMENT OF LOSS

For the year ended December 31, 2005

(thousands of dollars, except per share amounts)
(Unaudited)

	Spinout Assets and Ancillary Assets Note 1	Pro Forma Adjustments	Note	MGM Energy Corporation Pro Forma
Expenses
Operating	$80	$—		$80
General and administrative	642	—		642
Interest expense	—	11	2(c)	11
Geological and geophysical	1,205	—		1,205
Dry hole	9,342	—		9,342
Accretion of asset retirement obligations	18	—		18

	11,287	11		11,298

Loss before income taxes	(11,287)	(11)		(11,298)

Income and other tax recovery
Current and Large Corporation Tax expense	24	41	2(d)	65
Future income tax recovery	(3,669)	183	2(d)	(3,486)

	(3,645)	224		(3,421)

Net Loss	$(7,642)	$(235)		$(7,877)

Net loss per share (Note 3)
Basic ($/share)				$(0.85)
Diluted ($/share)				$(0.85)

See accompanying notes to the unaudited Pro Forma Financial Statements

MGM ENERGY CORPORATION

NOTES TO PRO FORMA FINANCIAL STATEMENTS

For the nine months ended September 30, 2006 and the year ended December 31, 2005
(all tabular amounts are expressed in thousands of dollars, except as otherwise noted)

1.     BASIS OF PRESENTATION

  Paramount Resources Ltd. ("Paramount" or the "Company") is an independent Canadian energy company that explores for, develops, processes, transports and markets petroleum and natural gas. Paramount's principal properties are located in Alberta, the Northwest Territories and British Columbia.

  The Company proposes to undertake a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement"), which will result in: (i) the Company and its shareholders receiving shares of MGM Energy Corporation ("MGM"), a newly incorporated company, and MGM becoming the owner of certain existing assets of the Company (the "Spinout"); and (ii) shareholders of Paramount being given the opportunity to participate in the initial financing of MGM.

  The principal assets intended to become owned by MGM, referred to as the "Spinout Assets", are comprised of: (i) rights under an area-wide farm-in agreement respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2 (the "Farm-In Properties"); and (ii) oil and gas properties in the Colville Lake/Sahtu area of the Mackenzie Delta, Northwest Territories (the "Colville Properties"). It is also intended that MGM would acquire from Paramount under the Arrangement, an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories (the "Ancillary Assets") under a separate agreement (the "Ancillary Assets Transfer Agreement"). Under this agreement, Paramount would have the option, subject to certain conditions, to reacquire the Ancillary Assets from MGM for the same price that it proposes to sell such assets to MGM under the Ancillary Assets Transfer Agreement (the "Repurchase Option"). Except for limited periods of testing, none of the Spinout Assets or Ancillary Assets have ever been placed on production. As such, MGM is classified as a development stage enterprise for accounting purposes.

  The Arrangement will result in shareholders of Paramount owning, for every 25 common shares of Paramount held, one MGM common share and five MGM warrant units (subject to rounding), with each warrant unit consisting of one MGM short term warrant and one MGM longer term warrant. The MGM longer term warrants will not be exercisable, and will not be separable from the corresponding MGM short term warrants included in the warrant units, unless the corresponding MGM short term warrants are exercised. Each MGM short term warrant will entitle the holder thereof (other than most U.S. warrantholders) to acquire, at the holder's option either (i) one MGM common share at a price of $5.00; or (ii) one MGM flow-through common share at a price of $6.25. The MGM short term warrants will be exercisable until February 16, 2007. Each MGM longer term warrant which becomes exercisable will entitle the holder thereof (other than most U.S. warrantholders) to acquire, at the holder's option either: (i) one MGM common share at a price of $6.00; or (ii) one MGM flow-through common share at a price of $7.50. The MGM longer term warrants will expire on September 30, 2007.

  Through the Arrangement, MGM will issue 18.2 million preferred shares and a demand promissory note in the principal amount of $12 million payable to Paramount, bearing interest at 10%. The rights of holders of preferred shares will be as follows:

  •
  entitled to receive notice of and to attend all meetings of the shareholders of MGM;

  •
  entitled to one vote in respect of each MGM preferred share held at all meetings of the shareholders of MGM, except meetings at which only holders of another specified class or series of shares of MGM are entitled to vote separately as a class or series at such meeting;

  •
  entitled to 5% cumulative dividend commencing October 1, 2007;

  •
  in the event of liquidation, dissolution or winding up of MGM or other distributions of assets of MGM among its shareholders for the purpose of winding up its affairs, the holders of MGM preferred shares will be entitled to receive per share $5.00 plus accrued and unpaid dividends in priority to any payments to the holders of MGM common shares;

  •
  able to convert at any time, at the option of the holder, each preferred share into one MGM common share.

  The preferred shares:

  •
  automatically convert into MGM common shares on a share-for-share basis once MGM has received $60 million in proceeds from the issuance of MGM common shares; and

  •
  are redeemable by MGM on 30 days notice at a redemption price per share of $5.00 plus accumulated dividends.

  These financial statements have been prepared to present the financial position, results of operations and cash flows for the Spinout Assets, and the results of operations and cash flows for the Ancillary Assets. The proposed Spinout does not result in a substantive change in ownership of the Spinout Assets and Ancillary Assets. Therefore, the disposition by Paramount and the subsequent acquisition of the Spinout Assets by MGM has been accounted for using the carrying value of the net assets transferred as recorded in the accounts of Paramount. As a result of the Repurchase Option contained in the Ancillary Assets Transfer Agreement, the Ancillary

  Assets have not been recorded as being acquired for accounting purposes, and are therefore, excluded from the balance of property, plant and equipment on the unaudited pro forma balance sheet.

  The accompanying unaudited pro forma balance sheet and statements of earnings (loss) of MGM, collectively referred to as the "Pro Forma Financial Statements", have been prepared for inclusion in the Information Circular to reflect: (i) the Spinout; (ii) the issuance of MGM common shares upon the exercise of MGM short term warrants which will be owned by Clayton H. Riddell, the Chairman and Chief Executive Officer of Paramount, if the Spinout is completed (see Note 2(b)); and (iii) the repayment of certain notes arising through the Arrangement with proceeds from the issuance of MGM common shares (see Note 2 (c)).

  The Pro Forma Financial Statements have been prepared by the management of Paramount based upon information derived from the following and should be read in conjunction with:

  •
  The audited balance sheet of MGM as at October 31, 2006;

  •
  The unaudited financial statements of the Spinout Assets and Ancillary Assets as at and for the nine months ended September 30, 2006; and

  •
  The audited financial statements of the Spinout Assets and Ancillary Assets as at and for the year ended December 31, 2005.

  In the opinion of management of Paramount, the Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include all adjustments necessary for the fair presentation of the transactions described therein. The unaudited pro forma statements of earnings (loss) for the nine months ended September 30, 2006 and the year ended December 31, 2005, give effect to the Spinout and other pro forma adjustments as per Note 2, as if they had taken place on January 1, 2005. The unaudited pro forma balance sheet as at September 30, 2006 gives effect to the Spinout and other pro forma adjustments, as described in Note 2, as if they had taken place on September 30, 2006.

  The accounting policies used in the preparation of the Pro Forma Financial Statements are consistent with those used in the historical financial statements of Paramount. Accordingly, the Pro Forma Financial Statements should be read in conjunction with Paramount's unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2006 and Paramount's audited consolidated financial statements as at and for the year ended December 31, 2005.

  The Pro Forma Financial Statements may not be indicative of the results of the operations or financial position that would have occurred if the events reflected therein had been in effect on the dates indicated, or of the results that may be obtained in the future.

2.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  The Pro Forma Financial Statements reflect adjustments to record the effects of the steps contemplated in the Arrangement involving MGM (the "Adjustments"). The number of MGM common shares issued, their recorded value in MGM's financial statements, and the number of MGM warrant units issued as part of the Arrangement will depend upon a number of factors, including the number of common shares of Paramount outstanding as of the "effective date" (as defined in the Information Circular). The Adjustments reflected in these Pro Forma Financial Statements have been based upon the number of common shares of Paramount outstanding as of September 30, 2006 and the carrying value of assets, liabilities and Paramount's common shares in the unaudited consolidated interim financial statements of Paramount as at September 30, 2006.

  (a)
  The Spinout

    The following adjustments have been made to reflect the acquisition of the Spinout Assets and Ancillary Assets by MGM at the carrying value of the net assets transferred, including the related anticipated future tax impacts:

Notes payable	$12,389
Future income tax liability	6,962
Preferred shares	39,073
Common shares	2,201

Net investment by Paramount	$60,625

    The increase to the future income tax liability has been determined based on the difference between the carrying values of property, plant and equipment and asset retirement obligations on the unaudited pro forma balance sheet and their corresponding expected tax basis to MGM after completion of the Arrangement.

  (b)
  Exercise of MGM Short Term Warrants and Issuance of MGM Common Shares

    As of September 30, 2006, Clayton H. Riddell, directly and indirectly, owned 32.3 million common shares of Paramount which would have entitled him to approximately 6.5 million warrant units if the Arrangement had taken place as of that date. Mr. Riddell has committed to exercise all of the MGM short term warrants which will be owned or controlled by him, directly or indirectly, if the Spinout is completed. It has been assumed that Mr. Riddell will purchase flow-through common shares of MGM on such exercise. The following adjustments have been made to reflect the issuance of MGM flow-through common shares on the exercise of MGM short term warrants by Mr. Riddell: (i) increase cash by $40,333; and (ii) increase common shares by $40,333. The unaudited pro forma financial statements do not include any adjustments for planned renunciations relating to the flow-through common shares of MGM.

    The Pro Forma Financial Statements do not reflect any issuances of MGM common shares on exercise of 7.2 million short term warrants that would be received by shareholders other than Mr. Riddell (based upon the number of Paramount common shares outstanding at September 30, 2006) (the "Remaining Short Term Warrants") as there are no firm commitments for the exercise of such warrants.

    If all of the Remaining Short Term Warrants were exercised for flow-through common shares of MGM, cash and common shares of MGM would increase by $44,736. If all of the Remaining Short Term Warrants were exercised for common shares of MGM, cash and common shares of MGM would increase by $35,789. There can be no assurance given as to the number of Remaining Short Term Warrants that will be exercised.

    The Pro Forma Financial Statements do not reflect any issuances of MGM common shares on exercise of 13.6 million longer term warrants that would be included in the MGM warrant units (based upon the number of Paramount common shares outstanding at September 30, 2006) as there are no firm commitments for the exercise of such warrants.

    If all of the longer term warrants were exercised for flow-through common shares of MGM, cash and common shares of MGM would increase by $102,082. If all of the MGM longer term warrants were exercised for common shares of MGM, cash and common shares of MGM would increase by $81,665. MGM longer term warrants will not be exercisable, and will not be separable from the corresponding MGM short term warrants included in the Warrant Units, unless the corresponding MGM short term warrants are exercised. There can be no assurance given as to the number of MGM longer term warrants that will be exercised.

  (c)
  Repayment of Certain Notes with Proceeds from Issuance of MGM Common Shares

    A portion of the proceeds from the issuance of MGM common shares will be utilized to repay certain notes created through the Arrangement. The following adjustments have been made to reflect this: (i) decrease cash by $12,389; and (ii) decrease notes payable to Paramount by $12,389. A pro forma adjustment to interest expense of $11 was recorded in the pro forma statements of earnings the year ended December 31, 2005 in respect of such notes, based on the assumption that such notes will remain outstanding for three days following closing.

  (d)
  Income and Other Tax Recovery

    The provision for future income taxes for the nine months ended September 30, 2006 has been calculated using the substantively enacted tax rate applicable to MGM of 29.8% (year ended December 31, 2005 — 33.0%). Pro forma adjustments were made to the provision for future income tax recovery for the nine months ended September 30, 2006 and the year ended December 31, 2005 as a result of: (i) differences in the effective tax rate and tax treatment of certain items to MGM as compared to Paramount; and (ii) recording the effects of the Arrangement effective January 1, 2005, and its corresponding impact on the opening future income tax liability. Large Corporations Tax has been adjusted for the impact of other noted adjustments.

3.     NET EARNINGS/LOSS PER SHARE

  Basic Shares

  The computation of basic shares outstanding for the nine months ended September 30, 2006 and year ended December 31, 2005 was based on the total number of Paramount common shares outstanding at September 30, 2006, the planned steps in the Arrangement, and the increase in MGM common shares as a result of the exercise of short term warrants (see Note 2(b)):

Paramount common shares outstanding at September 30, 2006	68,054,575
Divide by	25

Number of MGM common shares issued under Arrangement	2,722,183
Exercise of short term warrants (see Note 2(b))	6,453,195

Basic shares outstanding	9,175,378

  Income attributable to common shareholders has not been adjusted for dividends on MGM preferred shares as the cumulative dividends do not begin accruing until October 1, 2007.

  Diluted Shares

  The computation of diluted shares outstanding for the nine months ended September 30, 2006 does not include any dilutive effect relating to the Remaining Short Term Warrants, the 13.6 million longer term warrants or any stock options to be issued under MGM's stock option plan, as it is not possible to compute the dilutive effect, if any, that any such convertible instruments would have.

  The following table shows the computation of diluted shares outstanding for the nine months ended September 30, 2006:

Basic shares outstanding		9,175,378
Impact of dilutive items:
Preferred shares	18,200,000
Short term warrants	—
Longer term warrants	—
Stock options	—

		18,200,000

Diluted shares outstanding		27,375,378

APPENDIX E

REPRESENTATIONS AND COVENANTS RESPECTING
NEWCO FLOW-THROUGH SHARES

1.
In addition to other terms defined in the Information Circular, the following words and phrases have the following meanings in this Appendix E:

(a)
"Arm's Length" means dealing at arm's length with Newco for purposes of the Tax Act;

(b)
"Canadian Exploration Expense(s)" or "CEE" means "Canadian exploration expense", as defined in subsection 66.1(6) of the Tax Act, incurred in 2007 or expenses described in paragraphs (a) or (d) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act or that would be described in paragraph (h) of such definition if the reference therein to "paragraphs (a) to (d) and (f) to (g.1)" were a reference to "paragraphs (a) and (d)" incurred in 2008, in all cases excluding amounts which are prescribed "Canadian exploration and development overhead expenses" for purposes of the Tax Act, the amount of any assistance described in paragraph 66(12.6)(a) of the Tax Act and any expense described in paragraph 66(12.6)(b.1) of the Tax Act;

(c)
"Commitment Amount" means an amount equal to $6.25 multiplied by the number of Newco Flow-Through Shares paid for pursuant to the exercise of a Newco Short Term Warrant and an amount equal to $7.50 multiplied by the number of Newco Flow-Through Shares paid for pursuant to the exercise of a Newco Longer Term Warrant;

(d)
"Expenditure Period" means the period commencing on the date of exercise of the Newco Warrant for Newco Flow-Through Shares and ending on December 31, 2008;

(e)
"FTS Exercising Holder" means a beneficial owner of Newco Warrants that exercises some or all of the owner's Newco Warrants for Newco Flow-Through Shares; and

(f)
"Principal Business Corporation" means a "principal-business corporation" as defined in subsection 66(15) of the Tax Act.

2.
Newco hereby represents and warrants to the FTS Exercising Holder and acknowledges that the FTS Exercising Holder is relying thereon that:

(a)
Newco has the full corporate right, power and authority to incur and renounce to the FTS Exercising Holder, CEE in an amount equal to the Commitment Amount;

(b)
as at the date hereof, Newco has no reason to believe that it will be unable to incur CEE during the Expenditure Period in an amount equal to the Commitment Amount;

(c)
in the case of a FTS Exercising Holder that is Arm's Length, as at the date hereof, Newco has no reason to believe that it will be unable to renounce to the FTS Exercising Holder effective on or before December 31, 2007, CEE in an amount equal to the Commitment Amount or to expect any reduction of such amount by virtue of subsection 66(12.73) of the Tax Act;

(d)
in the case of a FTS Exercising Holder that is not Arm's Length, as at the date hereof, Newco has no reason to believe that it will be unable to renounce to the FTS Exercising Holder effective on or before December 31, 2008, CEE in an amount equal to the Commitment Amount or to expect any reduction of such amount by virtue of subsection 66(12.73) of the Tax Act;

(e)
the incurring and renunciation of CEE to the FTS Exercising Holder pursuant hereto does not and will not constitute a breach of or default under the constating documents of Newco or any law, regulation, order or ruling applicable to Newco or any agreement, contract or indenture to which Newco is a party or by which it is bound;

(f)
Newco is, and at all material times will be, a Principal Business Corporation; and

(g)
upon issuance pursuant to the provisions hereof, the Newco Flow-Through Shares will be "flow-through shares" as defined in subsection 66(15) of the Tax Act and not "prescribed shares" for the purpose of section 6202.1 of the regulations promulgated under the Tax Act assuming that there are no agreements, arrangements, obligations or undertakings as contemplated by such provision in respect of the Newco Flow-Through Shares to which Newco is not a party and in respect of which Newco has no knowledge.

3.
Newco covenants and agrees with the FTS Exercising Holder:

(a)
to keep proper books, records and accounts of all CEE and all transactions affecting the Commitment Amount and CEE and, upon reasonable notice, to provide reasonable access to such books, records and accounts for review by or on behalf of the FTS Exercising Holder at the FTS Exercising Holder's sole expense;

(b)
to incur, during the Expenditure Period, CEE in such amount as enables Newco to renounce to the FTS Exercising Holder, CEE in an amount equal to the Commitment Amount;

(c)
to renounce in the time and manner required under the Tax Act, to a FTS Exercising Holder that is Arm's Length, effective on or before December 31, 2007, CEE incurred during the Expenditure Period as required under the Tax Act in an amount equal to the Commitment Amount;

(d)
to use its best efforts to renounce in the time and manner required under the Tax Act, to a FTS Exercising Holder that is not Arm's Length, effective on or before December 31, 2007, but in any event effective on or before December 31, 2008, CEE incurred during the Expenditure Period as required under the Tax Act in an amount equal to the Commitment Amount;

(e)
to deliver to the FTS Exercising Holder within the time periods required by the Tax Act a statement setting forth the aggregate amounts of CEE renounced to the FTS Exercising Holder;

(f)
that all CEE renounced to the FTS Exercising Holder will be CEE incurred by Newco that, but for the renunciation to the FTS Exercising Holder, Newco would be entitled to deduct in computing its income for the purposes of Part I of the Tax Act;

(g)
that in the event the amount renounced to a FTS Exercising Holder is reduced pursuant to subsection 66(12.73) of the Tax Act, (except as a result of any amendment to the Tax Act) or if Newco fails to renounce CEE to the FTS Exercising Holder in an amount or amounts which in aggregate are equal to the Commitment Amount and with an effective date or dates of not later than December 31, 2007 in the case of a FTS Exercising Holder that is Arm's Length and December 31, 2008 in the case of a FTS Exercising Holder that is not Arm's Length, as the sole recourse of the FTS Exercising Holder for such event, Newco shall indemnify the FTS Exercising Holder and pay in settlement thereof to the FTS Exercising Holder an amount equal to the amount of any tax payable under the Tax Act (and under any provincial tax legislation) by the FTS Exercising Holder as a consequence of such failure to renounce or such reduction, as the case may be;

(h)
that Newco will maintain its status as a Principal Business Corporation throughout the Expenditure Period;

(i)
to file all prescribed forms required under the Tax Act with respect to the issuance of the Newco Flow-Through Shares as "flow-through shares" as defined in subsection 66(15) of the Tax Act or that are necessary to renounce CEE equal to the Commitment Amount to the FTS Exercising Holder hereunder and to provide the FTS Exercising Holder with a copy of all such forms as are required by the Tax Act to be provided, all on a timely basis;

(j)
that Newco will not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce CEE to the FTS Exercising Holder in an amount equal to the Commitment Amount;

(k)
that CEE shall be renounceable to the FTS Exercising Holder in accordance with the Tax Act;

(l)
that Newco has not and will not enter into transactions, take deductions or make any tax elections or designations which would otherwise reduce the CEE incurred during the Expenditure Period or its cumulative Canadian exploration expense balance, as determined and defined in the Tax Act, to an extent which would preclude a renunciation of CEE as required hereunder; and

(m)
that in the event that Newco cannot renounce to FTS Exercising Holders CEE equal to 100% of the Commitment Amount, Newco shall renounce such lesser amount as is permitted and, to the extent Newco has incurred expenses which are capable of renunciation, but which are not CEE, Newco shall, if agreed to by the FTS Exercising Holder, renounce such expenses to the FTS Exercising Holder, without any prejudice to any other rights the FTS Exercising Holder may have.

4.
The FTS Exercising Holder covenants, agrees and represents and warrants to Newco that:

(a)
any exercise form in respect of Newco Warrants is subject to acceptance by Newco and is effective only upon such acceptance;

(b)
except as provided in any exercise form in respect of Newco Warrants or as otherwise set out in the Information Circular, the FTS Exercising Holder waives any right it may have to any potential incentive grants, credits or similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of Newco.

(c)
the FTS Exercising Holder, if an individual, is of the full age of majority and is otherwise legally competent to exercise and, if not an individual, has all necessary authority to exercise the Newco Warrants in accordance with the Newco Warrant Indenture and the applicable certificate in respect of the Newco Warrants; and

(d)
the FTS Exercising Holder has not entered into, and will not knowingly enter into, any agreement or arrangement which may cause the Newco Flow-Through Shares to be or become "prescribed shares" for the purposes of Section 6202.1 of the regulations promulgated under the Tax Act.

APPENDIX F

NEWCO STOCK OPTION PLAN

MGM ENERGY CORP.

Stock Option Plan

        The Board of Directors of MGM Energy Corp. (the "Corporation") wishes to establish a stock option plan (the "Plan") governing the issuance of stock options (the "Stock Options") to directors, officers and employees of the Corporation or subsidiaries of the Corporation.

        The terms and conditions of the Plan for issuance of Stock Options are as follows:

1.     Purposes

        The principal purposes of the Plan are:

  (a)
  to retain and attract qualified directors, officers and employees which the Corporation and its subsidiaries require;

  (b)
  to promote a proprietary interest in the Corporation and its subsidiaries;

  (c)
  to provide an incentive element in compensation; and

  (d)
  to promote the profitability of the Corporation and its subsidiaries.

2.     Reservation of Shares

        Unless otherwise approved by the Toronto Stock Exchange (or such other exchange on which the common shares ("Common Shares") of the Corporation may be listed from time to time) (hereinafter referred to as the "Exchange") and the shareholders of the Corporation, the number of Common Shares reserved for issuance upon the exercise of Stock Options granted pursuant to the Plan and Common Shares reserved for issuance pursuant to any other security based compensation arrangements (as defined in the rules of the Exchange) shall not at any time exceed 10% of the aggregate number of issued and outstanding Common Shares and Class A Preferred Shares of the Corporation on a non-diluted basis from time to time (the "Total Shares").

3.     Eligibility

        Stock Options shall be granted only to persons ("Eligible Optionees"):

  (a)
  who are employees (full-time or part-time), officers or directors of the Corporation or its subsidiaries, and

  (b)
  who the Board of Directors of the Corporation determines should receive Stock Options.

4.     Granting of Stock Options

        The Board of Directors of the Corporation may from time to time grant Stock Options to Eligible Optionees. At the time a Stock Option is granted, the Board of Directors shall determine the number of Common Shares purchasable under the Stock Option, the date when the Stock Option is to become exercisable and, subject to the other provisions of this Plan, all other terms and conditions of the Stock Option. All grants of Stock Options shall be subject to the following terms and conditions:

  (a)
  the aggregate number of Common Shares reserved for issuance pursuant to Options granted to any one person, when combined with any other security based compensation arrangements, may not exceed 5% of the Total Shares;

  (b)
  the number of Common Shares together with all of the Corporation's other previously established or proposed security based compensation arrangements issued to "insiders" within any one year period will not exceed 10% of the Total Shares;

  (c)
  the number of Common Shares together with all of the Corporation's other previously established or proposed security based compensation arrangements issuable to "insiders" at any time will not exceed 10% of the Total Shares; and

  (d)
  the issuance of Common Shares to any one "insider" and such insider's associates pursuant to the Plan, when combined with any other security based compensation arrangements, within a one year period may not exceed 5% of the Total Shares.

        The terms "insider" and "associates" have the meanings ascribed thereto in the applicable securities legislation and the term "outstanding" means the number of Common Shares outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to security based compensation arrangements over the preceding one year period.

5.     Exercise Price

        The exercise price of each Stock Option shall be determined in the discretion of the Board of Directors of the Corporation at the time of the granting of the Stock Option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" shall mean the most recent closing price of the Common Shares on the Exchange on the last trading day prior to the date the Stock Option is granted for which there was a closing price on such Exchange; provided that in the event the Common Shares are not listed on any exchange, the Market Price shall be such price as is determined by the Board of Directors, in good faith.

6.     Term and Exercise Periods

        All Stock Options shall be for a term and exercisable from time to time as determined in the discretion of the Board of Directors of the Corporation at the time of the granting of the Stock Options, provided that, except in the case of a Blackout Period (as hereinafter defined), no Stock Option shall have a term exceeding ten years (or such shorter or longer period as is permitted by the Exchange), and by way of example, without limiting the generality of the foregoing or the discretion of the Board, the Board of Directors may determine:

  (a)
  that a Stock Option is exercisable only during the term of employment of or provision of services by the Eligible Optionee receiving it or during a period of time up to the expiry of the Stock Option after termination of employment or cessation of services, as applicable;

  (b)
  that a Stock Option can be exercisable for a period of time up to the expiry of the Stock Option after the death, disability or incapacity of an Eligible Optionee;

  (c)
  that only a portion of a Stock Option is exercisable in a specified period;

  (d)
  that the unexercised portion of a Stock Option is "cumulative" so that any portion of a Stock Option exercisable (but not exercised) in a specified period may be exercised in subsequent periods until the Stock Option terminates; and

  (e)
  that a Stock Option may provide for early exercise and/or termination or other adjustment in the event of a death of an Eligible Optionee.

        Except if not permitted by the Exchange, if any options may not be exercised due to any Black-Out Period at any time within the three business day period prior to the normal expiry date of such Stock Options (the "Restricted Options"), the expiry date of all Restricted Options shall be extended for a period of 10 business days following the end of the Black-Out Period (or such longer period as permitted by the Exchange and approved by the Board of Directors). "Black-Out Period" means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of a Stock Option.

7.     Non-Assignability

        Stock Options shall not be assignable or transferable by an Eligible Optionee, except for a limited right of assignment to allow the exercise of Stock Options by an Eligible Optionee's legal representative in the event of death, incapacity or disability, subject to the terms upon which the Stock Option is granted.

8.     Payment of Exercise Price

        Except as provided in Section 9, all Common Shares issued pursuant to the exercise of a Stock Option shall be paid for in full in Canadian funds at the time of exercise of the Stock Option and prior to the issue of the shares. All Common Shares of the Corporation issued in accordance with the foregoing shall be issued as fully paid and non-assessable Common Shares.

9.     Surrender of Stock Options in Lieu of Exercise

  (a)
  For the purposes of this Section 9, the following capitalized terms have the respective meanings set forth below:

    "Cash Settlement Amount" means an amount equal to the excess, if any, of (A) the aggregate fair market value of the Specified Common Shares, being the VWAP multiplied by the number of Specified Common Shares, over (B) the exercise price for the Specified Common Shares multiplied by the number of Specified Common Shares;

    "Notice of Surrender" means a written notice of surrender specifying the number of Common Shares under Stock Options in respect of which the surrender is being made, with the form of such notice to be set forth in the applicable stock option agreement(s) in respect of the Stock Option(s) being surrendered;

    "Settlement Common Shares" means that number of Common Shares determined by dividing (A) the Cash Settlement Amount less Withholdings by (B) the VWAP, and rounding down to the next highest whole number;

    "Specified Common Shares" means such number of Common Shares specified in the Notice of Surrender in respect of which the Stock Option(s) has(have) vested and is(are) exercisable on the Surrender Date;

    "Surrender Date" means the date of deemed receipt by the Corporation of the Notice of Surrender as determined under the terms of the applicable stock option agreement(s) in respect of the Stock Option(s) being surrendered;

    "VWAP" means the volume weighted average trading price of the Common Shares on the Exchange for the five completed trading days immediately prior to the Surrender Date; and

    "Withholdings" means any amounts required to be withheld under applicable legislation.

  (b)
  Where the Common Shares are listed and posted for trading on the Exchange, the Eligible Optionee may surrender the right to purchase the Specified Common Shares in consideration of the payment by the Corporation to the Eligible Optionee, as is specified by the Eligible Optionee in the Eligible Optionee's Notice of Surrender, of:

  (i)
  the Cash Settlement Amount less Withholdings; or

  (ii)
  subject to applicable securities laws and the rules of the Exchange, the Settlement Common Shares.

  (c)
  In no circumstances will the Eligible Optionee be obligated to surrender pursuant to this Section 9 all or any portion of the Eligible Optionee's Stock Option(s).

  (d)
  Notwithstanding any other provisions hereof and for greater certainty, the Corporation may from time to time, in its sole discretion, refuse the surrender under this Section 9 of the right to purchase Common Shares under Stock Options. If any such surrender is refused for any reason whatsoever, immediately upon such refusal by the Corporation being delivered to the Eligible Optionee, the Notice of Surrender shall be deemed to be withdrawn and the vested and exercisable portion of the Stock Option(s) in respect of which such Notice of Surrender was provided shall again become subject to its(their) original terms as if such Notice of Surrender had not been provided.

  (e)
  Subject to Section 9(d) hereof, upon the surrender of the right to purchase the Specified Common Shares, the Corporation shall deliver to the Eligible Optionee (or his personal representative, if applicable):

  (i)
  the Cash Settlement Amount less Withholdings by way of cheque or otherwise in a manner acceptable to the Corporation; or

  (ii)
  subject to applicable securities laws and the rules of the Exchange, the Settlement Common Shares,

    in respect of the Specified Common Shares.

        For greater certainty, those Common Shares underlying the unexercised Stock Options that are the subject of surrender under this Section 9, shall not be deemed to be included in the definition of Total Shares for which Stock Options may be granted under the Plan.

10.   Non-Exercise

        If any Stock Option granted pursuant to the Plan is not exercised for any reason whatsoever or such Stock Option is surrendered pursuant to Section 9 hereof, the shares reserved and authorized for issuance pursuant to such Stock Option shall be available for other Stock Options. However, at no time shall there be outstanding Stock Options exceeding in the aggregate the number of Common Shares reserved for issuance pursuant to Stock Options under this Plan.

11.   Takeover Bid

        Notwithstanding any other provisions hereof, where an offer for the Common Shares is made, the Board of Directors may by resolution and subject to regulatory approval accelerate the unvested portions of any outstanding Stock Options so that any unexercised and unvested Stock Options granted under this Plan vest and become exercisable on such terms as the Board of Directors so determines. If the vesting of a Stock Option is accelerated in accordance with the terms of this Section 11, any Stock Options remaining unexercised following the earlier of the withdrawal of the offer and the expiry of the offer in accordance with its terms shall again become subject to the original terms of the Stock Options as if the offer had not been made.

        For the purposes hereof, "offer" means an offer made generally to the holders of the Corporation's voting securities in one or more jurisdictions to acquire, directly or indirectly, voting securities of the Corporation and which is in the nature of a takeover bid and, where the Common Shares are listed and posted for trading on a stock exchange, not exempt from the formal bid requirements of applicable securities legislation.

12.   Change of Control

        Notwithstanding any other provisions hereof, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control (as hereinafter defined) of the Corporation, then, at the sole discretion of the Board of Directors, the Eligible Optionee may be authorized to exercise or surrender, in full or in part, any unexercised Stock Options previously granted to the Eligible Optionee hereunder, whether vested or not, either during the term of the Stock Option or within 60 days after the date of termination of the employment of the Eligible Optionee with the Corporation or the cessation or termination of the Eligible Optionee as an officer of the Corporation, whichever first occurs.

        For the purposes hereof, "change of control" of the Corporation means or shall be deemed to have occurred if and when:

  (a)
  the entering into of any agreement by the Corporation that would result in the acquisition, by whatever means (other than by way of takeover bid), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any rights attaching to the Common Shares acquired), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to Common Shares, which together with such person's then owned Common Shares and rights to Common Shares, if any, represent (assuming the full exercise of such rights to Common Shares) more than 50 percent of the combined rights of the Corporation's then outstanding Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to Common Shares acquired and such person's previously owned rights to Common Shares;

  (b)
  the passing of a resolution by the Board of Directors or shareholders of the Corporation to substantially liquidate assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement as existed prior to the re-arrangement); or

  (c)
  individuals who were members of the Board of Directors of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for, or an item of business relating to, the election of directors shall not constitute a majority of the board of directors following such election.

13.   Adjustment in Certain Circumstances

        In the event:

  (a)
  of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

  (b)
  of any stock dividend to holders of Common Shares (other than such stock dividends issued at the option of shareholders of the Corporation in lieu of substantially equivalent cash dividends);

  (c)
  that any rights are granted to all or substantially all of the holders of Common Shares to purchase Common Shares at prices substantially below fair market value; or

  (d)
  that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares,

then in any such case the Board of Directors of the Corporation may make such adjustment in the Plan and in the Stock Options granted under the Plan as the Board of Directors of the Corporation may deem appropriate, in its sole discretion, to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Stock Options, and such adjustments may be included in the Stock Options.

14.   Expenses

        All expenses in connection with the Plan shall be borne by the Corporation.

15.   Compliance with Laws

        The Corporation shall not be obliged to issue any shares upon exercise or surrender of Stock Options if the issue would violate any law or regulation or any rule or policy of any governmental authority or stock exchange. The Corporation shall not be required to issue, register or qualify for resale any shares issuable upon exercise or surrender of Stock Options pursuant to the provisions of a prospectus or similar document, provided that the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the issuance and exercise or surrender of Stock Options.

16.   Form of Stock Option Agreement

        All Stock Options shall be issued by the Corporation in a form which meets the general requirements and conditions set forth in this Plan and the requirements of the Exchange.

17.   Amendments and Termination of Plan

        The Corporation retains the right to amend from time to time or to terminate the terms and conditions of the Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange. Any amendment to the Plan shall take effect only with respect to Stock Options granted after the effective date of such amendment, provided that it may apply to any outstanding Stock Options with the mutual consent of the Corporation and the Eligible Optionees to whom such Stock Options have been granted. The Board of Directors shall have the power and authority to approve amendments relating to the Plan or to Stock Options, without further approval of the Shareholders, to the extent that such amendments relate to:

  (a)
  altering, extending or accelerating the terms and conditions of vesting of any Stock Options;

  (b)
  extending the term of Stock Options held by a person other than a person who, at the time of the extension, is an insider of the Corporation, provided that the term does not extend beyond ten years from the date of grant;

  (c)
  accelerating the expiry date in respect of Stock Options;

  (d)
  determining the adjustment provisions pursuant to Section 13 hereof;

  (e)
  amending the definitions contained within the Plan;

  (f)
  amending or modifying the mechanics of exercise of Stock Options;

  (g)
  amendments of a "housekeeping" nature; or

  (h)
  amendments related to removing the reference to Class A Preferred Shares of the Corporation, and amending the definition of Total Shares in that regard, when there are no longer Class A Preferred Shares outstanding.

18.   Administration

        The Plan shall be administered by the Board of Directors. The Board of Directors shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan. All decisions and interpretations made by the Board of Directors shall be binding and conclusive upon the Corporation and on all persons eligible to participate in the Plan, subject to shareholder approval if required by the Exchange.

19.   Delegation of Administration of the Plan

        Subject to the Business Corporations Act (Alberta) or any other legislation governing the Corporation, the Board of Directors may delegate to one or more directors of the Corporation, on such terms as it considers appropriate, all or any part of the powers, duties and functions relating to the granting of Stock Options and the administration of the Plan.

20.   Applicable Law

        This Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

21.   Stock Exchange

        To the extent applicable, the issuance of any shares of the Corporation pursuant to Stock Options issued pursuant to this Plan is subject to approval of the Plan by the Exchange, and the Plan shall be subject to the ongoing requirements of such exchange.

APPENDIX G

SECTION 191 OF THE ABCA

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)
Subject to Sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)
amend its articles under Section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)
amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)
amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)
amalgamate with another corporation, otherwise than under Section 184 or 187,

(d)
be continued under the laws of another jurisdiction under Section 189, or

(e)
sell, lease or exchange all or substantially all its property under Section 190.

(2)
A holder of shares of any class or series of shares entitled to vote under Section 176, other than Section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)
In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4)
A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)
A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) and (2)

(a)
at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)
if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after he learns that the resolution was adopted and of the shareholder's right to dissent.

(6)
An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)
by the corporation, or

(b)
by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

  to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder or an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)
If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)
Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

  (a)
  at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

  (b)
  within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)
Every offer made under subsection (7) shall

(a)
be made on the same terms, and

(b)
contain or be accompanied by a statement showing how the fair value was determined.

(10)
A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)
A dissenting shareholder

(a)
is not required to give security for costs in respect of an application under subsection (6), and

(b)
except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12)
In connection with an application under subsection (6), the Court may give directions for

(a)
joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)
the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)
the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)
the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)
the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)
the service of documents, and

(g)
the burden of proof on the parties.

(13)
On an application under subsection (6), the Court shall make an order

(a)
fixing the fair value of the shares in accordance with subsection (3) of all Dissenting shareholders who are parties to the application,

(b)
giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)
fixing the time within which the corporation must pay that amount to a shareholders, and

(d)
fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)
On

(a)
the action approved by the resolution from which the shareholder dissents becoming effective,

(b)
the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)
the pronouncement of an order under subsection (13),

  whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)
Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)
Until one of the events mentioned in subsection (14) occurs,

(a)
the shareholder may withdraw the shareholder's dissent, or

(b)
the corporation may rescind the resolution,

  and in either event proceedings under this section shall be discontinued.

(17)
The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)
If subsection (20) applies, the corporation shall, within 10 days after

(a)
the pronouncement of an order under subsection (13), or

(b)
the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

  notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)
Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporations but in priority to its shareholders.

(20)
A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)
the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)
the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

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Exhibit 99.2
TABLE OF CONTENTS
PARAMOUNT RESOURCES LTD. NOTICE OF SPECIAL MEETING to be held January 11, 2007
IN THE COURT OF QUEEN'S BENCH OF ALBERTA JUDICIAL DISTRICT OF CALGARY
NOTICE OF PETITION
INFORMATION CIRCULAR
SUMMARY INFORMATION
THE SPINOUT
INFORMATION CONCERNING NEWCO AND THE WARRANT UNITS
INFORMATION CONCERNING PARAMOUNT
OTHER BUSINESS
GENERAL PROXY MATTERS
ADDITIONAL INFORMATION
AUDITOR'S CONSENT
APPENDIX A ARRANGEMENT RESOLUTION
ARRANGEMENT RESOLUTION
APPENDIX B INTERIM ORDER
IN THE COURT OF QUEEN'S BENCH OF ALBERTA JUDICIAL DISTRICT OF CALGARY
INTERIM ORDER
APPENDIX C ARRANGEMENT AGREEMENT
ARRANGEMENT AGREEMENT
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 GENERAL REPRESENTATIONS, WARRANTIES & COVENANTS
ARTICLE 4 AMENDMENT AND TERMINATION
ARTICLE 5 GENERAL
SCHEDULE 1 PLAN OF ARRANGEMENT UNDER SECTION 193 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 RIGHTS OF DISSENT
ARTICLE 4 SHARE AND WARRANT CERTIFICATES
APPENDIX I TO PLAN OF ARRANGEMENT
SHARE PROVISIONS
APPENDIX D INFORMATION CONCERNING NEWCO
TABLE OF CONTENTS
MGM ENERGY CORPORATION
NEWCO'S BUSINESS
DIRECTORS AND MANAGEMENT
SERVICES AGREEMENT
CONSOLIDATED CAPITALIZATION OF NEWCO
DESCRIPTION OF SHARE CAPITAL
PRIOR ISSUANCES
STOCK OPTION PLAN
CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
INDUSTRY CONDITIONS
RISK FACTORS
AUDITORS, REGISTRAR AND TRANSFER AGENT
INDEX TO FINANCIAL STATEMENTS
AUDITORS' REPORT
SPINOUT ASSETS AND ANCILLARY ASSETS BALANCE SHEETS (See Note 1: Basis of Presentation) (thousands of dollars)
SPINOUT ASSETS AND ANCILLARY ASSETS STATEMENTS OF EARNINGS (LOSS) (See Note 1: Basis of Presentation) (thousands of dollars)
SPINOUT ASSETS AND ANCILLARY ASSETS STATEMENTS OF CASH FLOWS (See Note 1: Basis of Presentation) (thousands of dollars)
AUDITORS' REPORT
MGM ENERGY CORPORATION BALANCE SHEET As at October 31, 2006
NOTES TO MGM ENERGY CORPORATION BALANCE SHEET October 31, 2006
COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS
MGM ENERGY CORPORATION PRO FORMA BALANCE SHEET As at September 30, 2006 (thousands of dollars) (Unaudited)
MGM ENERGY CORPORATION PRO FORMA STATEMENT OF EARNINGS For the nine months ended September 30, 2006 (thousands of dollars, except per share amounts) (Unaudited)
MGM ENERGY CORPORATION PRO FORMA STATEMENT OF LOSS For the year ended December 31, 2005 (thousands of dollars, except per share amounts) (Unaudited)
MGM ENERGY CORPORATION NOTES TO PRO FORMA FINANCIAL STATEMENTS For the nine months ended September 30, 2006 and the year ended December 31, 2005 (all tabular amounts are expressed in thousands of dollars, except as otherwise noted)
APPENDIX E REPRESENTATIONS AND COVENANTS RESPECTING NEWCO FLOW-THROUGH SHARES
APPENDIX F NEWCO STOCK OPTION PLAN
MGM ENERGY CORP. Stock Option Plan
APPENDIX G SECTION 191 OF THE ABCA
SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)